Exhibit 99.2
ARRANGEMENT AGREEMENT
between
QUAD/GRAPHICS, INC.
and
WORLD COLOR PRESS INC.
dated as of
January 25, 2010

Page
Section 5.3. Additional Conditions to Obligation of Company	69
ARTICLE VI TERMINATION, AMENDMENT AND WAIVER	70
Section 6.1. Termination	70
Section 6.2. Effect of Termination	72
Section 6.3. Amendment	75
Section 6.4. Extension; Waiver	75
ARTICLE VII MISCELLANEOUS	75
Section 7.1. Non-Survival of Representations, Warranties and Agreements	75
Section 7.2. Expenses	76
Section 7.3. Notices	76
Section 7.4. Entire Agreement; No Third Party Beneficiaries	77
Section 7.5. Assignment; Binding Effect	77
Section 7.6. Governing Law and Venue	77
Section 7.7. Severability	78
Section 7.8. Enforcement of Agreement	78
Section 7.9. Waiver of Jury Trial	78
Section 7.10. Interpretation	78
Section 7.11. Definitions	79

Exhibit A — Arrangement Resolution
Exhibit B — Plan of Arrangement
Exhibit C — Voting and Support Agreement
Exhibit D — Sample Calculations of Share Exchange Ratio
Exhibit E — Amended and Restated Articles of Incorporation of Acquiror
Exhibit F — Regulatory Filings

iii

INDEX OF DEFINED TERMS

Defined Term	Section
Acquiror	Preamble
Acquiror Class A Common Stock	Recitals
Acquiror Contract	Section 7.11
Acquiror Disclosure Schedule	ARTICLE III
Acquiror Employee Benefit Plans	Section 3.13(a)
Acquiror ERISA Affiliate	Section 3.13(a)
Acquiror Financial Statements	Section 3.6(a)
Acquiror Intellectual Property	Section 3.15(a)
Acquiror Labor Contracts	Section 3.14(a)
Acquiror Meeting	Section 1.4(a)
Acquiror Non-US Benefit Plan	Section 3.13(l)
Acquiror Outstanding Amount	Section 7.11
Acquiror Permits	Section 3.10
Acquiror Recent Balance Sheet	Section 3.6(a)
Acquiror Requisite Shareholder Vote	Section 3.4
Acquiror’s Costs	Section 6.2(c)
Acquiror Shares	Recitals
Acquiror Stock Options	Section 3.3(a)
Acquiror Stock Plans	Section 3.3(a)
Acquiror Sub	Section 7.11
Acquiror Subs	Section 4.6
Acquiror Voting Trust	Recitals
Acquiror Voting Trust Agreement	Recitals
Acquisition Proposal	Section 7.11
Acting Party	Section 4.10(a)
Adjustment Amount	Section 7.11
Affiliates	Section 7.11
Agreement	Preamble

iv

Defined Term	Section
Amalco	Section 1.1(a)
Arrangement	Section 1.3(a)(i)
Arrangement Resolution	Recitals
Articles of Arrangement	Section 1.3(f)
Bankruptcy and Equity Exception	Section 2.4
Business Day	Section 7.11
Canadian Proceedings	Section 2.24
CBCA	Section 1.3(a)
Change in Recommendation	Section 4.8(a)
Closing	Section 1.9(a)
Closing Date	Section 1.9(a)
Code	Section 2.7(h)
commercially reasonable efforts	Section 7.11
Company	Preamble
Company Arrangement Amount	Section 7.11
Company Circular	Section 7.11
Company Common Shares	Recitals
Company Contract	Section 7.11
Company Debt Instruments	Section 1.3(b)
Company Deferred Share Units	Section 7.11
Company Disclosure Schedule	ARTICLE II
Company DSU Plan	Section 1.2
Company Employee Benefit Plans	Section 2.13(a)
Company ERISA Affiliate	Section 2.13(a)
Company Financial Statements	Section 2.6(a)
Company Indenture	Section 7.11
Company Initial Shares	Section 7.11
Company Intellectual Property	Section 2.15(a)
Company Labor Contracts	Section 2.14(a)
Company Meeting	Section 1.3(b)

v

Defined Term	Section
Company Non-US Benefit Plan	Section 2.13(l)
Company’s Ordinary Course of Business	Section 7.11
Company Outstanding Amount	Section 7.11
Company Permits	Section 2.10
Company Preferred Shares	Section 1.3(b)
Company Preferred Shares Redemption	Section 1.3(c)
Company Preferred Shares Redemption Date	Section 1.3(c)
Company Recent Balance Sheet	Section 2.6(a)
Company Requisite Shareholder Vote	Section 2.4
Company Restricted Share Units	Section 7.11
Company Rights Agreement	Section 2.23
Company RSU Plan	Section 1.2
Company’s Costs	Section 6.2(f)
Company Securities Reports	Section 2.22(b)
Company Warrant Cancellation	Section 7.11
Company Warrants	Section 7.11
Confidentiality Agreement	Section 4.18
Consent Agreement	Section 4.3(d)
Contract	Section 7.11
Court	Recitals
Debt Commitment Letter	Section 3.22
Debt Financing	Section 4.4(a)
Director	Section 1.3(f)
Dissent Rights	Section 7.11
Effective Price	Section 7.11
Effective Time	Section 7.11
Employee Benefit Plans	Section 7.11
Environmental Laws	Section 2.12(a)
Equity Interests	Section 7.11
Equity Payment Amounts	Section 7.11

vi

Defined Term	Section
ERISA	Section 7.11
ERISA Affiliate	Section 7.11
Escrowed Shares	Section 7.11
Exchange Act	Section 1.4(b)
Final Order	Section 7.11
Financing Parties	Section 4.4(b)
Form S-4	Section 7.11
General Developments	Section 7.11
Governmental Entity	Section 7.11
Hazardous Substance	Section 7.11
HSR Act	Section 2.2
Indemnified Parties	Section 4.11(a)
Intellectual Property Rights	Section 7.11
Interim Order	Section 7.11
Law	Section 7.11
Liens	Section 7.11
Material Adverse Effect	Section 7.11
Multiemployer Plan	Section 7.11
Order	Section 7.11
Party or Parties	Section 7.11
Person	Section 7.11
Permitted Liens	Section 7.11
Plan of Arrangement	Recitals
Plan of Reorganization	Section 7.11
Regulatory Law	Section 7.11
Related Party Contracts	Section 7.11
Representatives	Section 4.2(a)
Revolving Credit Agreement	Section 1.3(b)
SEC	Section 1.3(b)
SEC Clearance	Section 1.3(b)

vii

Defined Term	Section
Securities Authorities	Section 7.11
Securities Laws	Section 7.11
Senior Notes Indenture	Section 1.3(b)
Share Encumbrances	Section 7.11
Share Exchange Ratio	Section 1.1(b)
Significant Subsidiary	Section 7.11
Subsidiaries	Section 7.11
Superior Proposal	Section 7.11
Taxes	Section 7.11
Tax Return	Section 7.11
Term Facility Agreement	Section 1.3(b)
Termination Date	Section 6.1(c)
Total Shares Outstanding	Section 7.11
Transaction Developments	Section 7.11
U.S. Bankruptcy Code	Section 7.11
U.S. Bankruptcy Court	Section 7.11
U.S. Proceedings	Section 2.24
U.S. Securities Act	Section 2.22(a)
Voting and Support Agreement	Recitals
Voting Debt	Section 7.11

viii

ARRANGEMENT AGREEMENT
               THIS ARRANGEMENT AGREEMENT (this “Agreement”) is made and effective as of January 25, 2010 between Quad/Graphics, Inc., a corporation organized and existing under the laws of the State of Wisconsin, U.S.A. (“Acquiror”), and World Color Press Inc., a corporation organized and existing under the laws of Canada (“Company”). Capitalized terms used but not otherwise defined in this Agreement shall have the meaning set forth in Section 7.11.
               WHEREAS, the Board of Directors of each of Acquiror and Company has determined that a business combination, pursuant to which Acquiror Sub, an indirect wholly-owned Subsidiary of Acquiror that will be formed after the date of this Agreement, will amalgamate with Company in a transaction whereby (a) all of the assets of Company will be owned by the amalgamated company, (b) Acquiror will own, directly or indirectly, all of the interests in the amalgamated company and (c) certain shares of Class A Common Stock, par value of $0.025 per share, of Acquiror (the “Acquiror Class A Common Stock”), together with certain cash consideration, will be issued and paid in consideration of the surrender of all of the outstanding Common Shares of Company (the “Company Common Shares”), is in the best interests of their respective shareholders;
               WHEREAS, the Board of Directors of Company has approved the transactions contemplated by this Agreement and the Plan of Arrangement, and Company has agreed to submit for approval (a) a special resolution, in the form attached hereto as Exhibit A (as amended from time to time in accordance with this Agreement, the “Arrangement Resolution”), to the holders of the outstanding Company Common Shares and of the outstanding Company Preferred Shares, and (b) a plan of arrangement, in the form attached hereto as Exhibit B (as amended from time to time in accordance with this Agreement, the “Plan of Arrangement”), to the Québec Superior Court (the “Court”);
               WHEREAS, the Board of Directors of Acquiror has approved the transactions contemplated by this Agreement and the Plan of Arrangement, and Acquiror has agreed to submit for approval the transactions contemplated by this Agreement to the holders of the outstanding shares of capital stock of Acquiror (collectively, the “Acquiror Shares”);
               WHEREAS, as a condition to and inducement to Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the trustees under the Amended and Restated Voting Trust Agreement, dated April 29, 2000, as amended (the “Acquiror Voting Trust Agreement”), the trust under the Acquiror Voting Trust Agreement (the “Acquiror Voting Trust”) and certain beneficiaries of the Acquiror Voting Trust are executing and delivering a Voting and Support Agreement (the “Voting and Support Agreement”) with Company in the form attached hereto as Exhibit C; and
               WHEREAS, Acquiror and Company desire to make certain representations, warranties and covenants in connection with, and to prescribe certain conditions to, the transactions contemplated hereby.

               NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and conditions set forth in this Agreement, and intending to be legally bound, Acquiror and Company agree as follows:
ARTICLE I
THE ARRANGEMENT
     Section 1.1. Arrangement. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time and as more fully set forth in the Plan of Arrangement:
          (a) Company will amalgamate with Acquiror Sub in a transaction in which all of the assets of Company will be owned by the amalgamated company (“Amalco”).
          (b) Each Company Common Share outstanding immediately prior to the Effective Time (other than Company Common Shares owned, directly or indirectly, by Company and other than Company Common Shares with respect to which Dissent Rights have been properly exercised and not withdrawn) will be converted into the right to receive an amount of a share of Acquiror Class A Common Stock calculated by dividing the Company Arrangement Amount by the Company Outstanding Amount (rounded to the nearest fourth decimal) (the “Share Exchange Ratio”). For the avoidance of doubt, Exhibit D sets forth illustrative examples of the foregoing calculation. Notwithstanding any other provision in this Agreement, no fractional share of Acquiror Class A Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Arrangement; instead, Acquiror will pay to each holder of Company Common Shares who otherwise would be entitled to a fractional share of Acquiror Class A Common Stock an amount in cash (without interest) determined by multiplying such fraction by an amount equal to (i) the average of the daily high and low sales prices per share of Company Common Shares on the Toronto Stock Exchange on the last trading day immediately preceding the Closing Date divided by (ii) the Share Exchange Ratio.
          (c) Subject to Section 1.3(b) and Section 1.3(c), to the extent set forth in the Plan of Arrangement, each Company Preferred Share outstanding immediately prior to the Effective Time will be redeemed for a fixed cash purchase price determined in accordance with the restated articles of incorporation of the Company (less applicable withholdings).
          (d) Each Company Common Share and each Company Preferred Share that is owned directly or indirectly by Company immediately prior to the Effective Time will be automatically canceled and retired and will cease to exist, and no consideration shall be delivered in exchange therefor.
     Section 1.2. Company DSU Plan and Company RSU Plan. Not later than immediately prior to the Effective Time, Company shall cause the Board of Directors of Company or any committee administering Company’s Amended and Restated Deferred Share Unit Plan (the “Company DSU Plan”) and Company’s Restricted Share Unit Plan

(the “Company RSU Plan”) to adopt all resolutions, take all actions and obtain all consents necessary to provide that:
          (a) all outstanding Company Deferred Share Units and Company Restricted Share Units, whether or not vested, shall immediately after the Effective Time (i) be cancelled or (ii) become fully vested and shall be converted, in settlement and cancellation thereof, into a right to receive, at such time as is specified in the Plan of Arrangement, a lump sum cash payment by Amalco of an amount determined pursuant to the terms of the applicable plan (less applicable withholdings);
          (b) the Company DSU Plan and the Company RSU Plan shall terminate, and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any Equity Interest of Company or any of its Subsidiaries shall be canceled, at such time as is specified in the Plan of Arrangement, without any liability on the part of Company or any of its Subsidiaries (except as otherwise expressly provided in this Agreement); and
          (c) no Person shall have any right under the Company DSU Plan or the Company RSU Plan or under any other plan, program, agreement or arrangement with respect to any Equity Interest of Company or any of its Subsidiaries (except as otherwise expressly provided in this Agreement) after the Effective Time.
At such time after the Effective Time as is specified in the Plan of Arrangement, Amalco shall pay the holders of Company Deferred Share Units and Company Restricted Share Units the cash payments specified in this Section 1.2; provided, however, that any payment of such amount to John V. Howard Jr. shall be paid on the Business Day following the six-month anniversary of his separation from service as such term is defined in Section 409A of the Code. No interest shall be paid or accrue on such cash payments. Company shall cooperate with Acquiror, and keep Acquiror reasonably informed, with respect to all resolutions, actions and consents that Company intends to adopt, take and obtain in connection with the matters described in this Section 1.2. Without limitation, Company shall provide Acquiror with a reasonable opportunity to review and comment on all such resolutions and consents. Notwithstanding anything contrary in this Agreement, Company shall cause the Board of Directors of Company to refrain from (i) taking any action intended to convert the outstanding Company Deferred Share Units or Company Restricted Share Units into comparable Equity Interests of Acquiror, (ii) issuing any additional Company Deferred Share Units or Company Restricted Share Units on or after the date of this Agreement except any issuance of Company Deferred Share Units to members of the Board of Directors of Company pursuant to the Company DSU Plan in full or partial payment of periodic director retainer fees at times and in amounts consistent with the past practices of Company, or (iii) obtaining the approval of Company shareholders with respect to the Company DSU Plan; provided that, Company or the Board of Directors of Company may obtain such approval with respect to the Company DSU Plan as long as such approval is given subject to the condition that the transaction contemplated hereby is not completed. Notwithstanding anything to the contrary in this Agreement, Company shall (a) seek to obtain the approval of Company shareholders with respect to the amendment of the Company RSU Plan in the manner contemplated in the November 2009 communication to certain Company employees concerning the possible grant of Company Restricted Share Units under the Company RSU Plan under a proposed concept labeled the Worldcolor Long-Term Incentive Plan — Emergence Grant and (b) adopt all resolutions, take all actions and obtain all consents necessary to provide that any awards resulting from approval of such proposal shall, immediately prior to the Effective Time, (i) be cancelled or (ii) become fully vested and converted into Company Common Shares included in the calculation of the Company Outstanding Amount and treated pursuant to Section 1.1(b).
     Section 1.3. Company Implementation Steps.
          (a) As promptly as reasonably practicable after the date of this Agreement, Company shall apply, in a manner reasonably acceptable to Acquiror, to the Court under Section 192 of the Canada Business Corporations Act (the “CBCA”) and, in cooperation with Acquiror, prepare, file and diligently pursue an application, for the Interim Order, which shall provide (among other things):
          (i) for the class of persons to whom notice shall be provided in respect of the proposed arrangement under Section 192 of the CBCA on the terms and subject to the conditions set forth in the Plan of Arrangement (the “Arrangement”) and the Company Meeting and for the manner in which such notice shall be provided;
          (ii) that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by those holders of Company Common Shares (other than the Escrowed Shares) and of Company Preferred Shares present in person or represented by proxy at the Company Meeting, voting together as a single class, with each Company Common Share (other than the Escrow Shares) entitling the holder thereof to one vote on the Arrangement Resolution and each Company Preferred Share entitling the holder thereof to that number of votes to which such holder is entitled on the record date for the Company Meeting pursuant to the restated articles of incorporation of Company on the Arrangement Resolution;
          (iii) that, in all other respects, the terms, restrictions and conditions of Company’s restated articles of incorporation and by-laws as in effect as of the date of this Agreement, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;
          (iv) for the grant of the Dissent Rights to the holders of Company Common Shares (other than the Escrowed Shares);
          (v) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

          (vi) that the Company Meeting may be adjourned or postponed from time to time by Company (subject to the terms of this Agreement) without the need for additional approval of the Court;
          (vii) confirmation of the record date for the purposes of determining the shareholders of Company entitled to receive material and vote at the Company Meeting in accordance with the Interim Order; and
          (viii) for such other matters as Company may reasonably require subject to obtaining the prior written consent of Acquiror, such consent not to be unreasonably withheld, conditioned or delayed.
          (b) Company shall use commercially reasonable efforts to provide as a step in the Plan of Arrangement that all the outstanding Class A Convertible Preferred Shares of Company (the “Company Preferred Shares”) shall be redeemed in connection with the Arrangement and the other transactions contemplated hereby unless, within a specified minimum period of days prior to the Effective Time reasonably acceptable to Acquiror, the holders of Company Preferred Shares exercise their right to convert the Company Preferred Shares into Company Common Shares. Company shall be entitled to implement arrangements to provide for the conditional conversion of the Company Preferred Shares in connection with the Arrangement, such arrangements to be satisfactory to Acquiror acting reasonably. In addition, with the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), at any time after the date hereof, Company may seek to obtain the consents of the relevant counterparties to amend each of the Credit Agreement dated as of July 21, 2009 with respect to the senior secured revolving credit facility in an aggregate principal amount of $350 million (the “Revolving Credit Agreement”), the Term Facility Credit Agreement dated as of July 21, 2009 with respect to the senior secured term facility in an aggregate principal amount of $450 million (the “Term Facility Agreement”) and the Indenture dated as of July 21, 2009 with respect to the 10% senior guaranteed notes due July 15, 2013 (the “Senior Notes Indenture”, and together with the Revolving Credit Agreement and the Term Facility Agreement, the “Company Debt Instruments”) to provide that the redemption of all the outstanding Company Preferred Shares in accordance with the restated articles of incorporation of Company as in effect as of the date hereof by Company shall be permitted under each of the Company Debt Instruments.
          (c) If the Plan of Arrangement does not provide that all the outstanding Company Preferred Shares shall be redeemed in connection with the Arrangement and the other transactions contemplated hereby, then as soon as reasonably practical after the satisfaction or waiver of the conditions set forth in ARTICLE V (excluding the conditions that, by their terms, cannot be satisfied until the Closing Date) and if there are any Company Preferred Shares outstanding as of such time, Company shall call for redemption in accordance with their terms and consummate, without recourse to Company other than payment of the applicable purchase price, the redemption of all outstanding Company Preferred Shares for a fixed cash purchase price determined in accordance with the restated articles of incorporation of Company as in effect as of the date hereof (less applicable withholdings) (the “Company Preferred Shares Redemption”); provided, however, that Company shall not be required to redeem any Company Preferred Shares that shall have been converted into Company Common Shares prior to the Company Preferred Shares Redemption Date in accordance with the restated articles of incorporation of Company as in effect on the date hereof. In such event, the Parties shall cooperate so that the Company Preferred Shares Redemption occurs on the Closing Date (the “Company Preferred Shares Redemption Date”).
          (d) Promptly after the date of this Agreement, Company will contact the trustee under the Senior Notes Indenture and use commercially reasonable efforts to cause the trustee to consent to implement and/or amend the Senior Notes Indenture (to the extent that such consent is required under the Senior Notes Indenture) to provide for such mechanics as the parties agree are reasonably necessary to cause the Senior Notes Indenture to be terminated (or otherwise to cause the restrictive covenants contained therein to be inapplicable) prior to or as of the Effective Time, including by defeasing or redeeming the notes to be issued under the Senior Notes Indenture immediately prior to or as of the Effective Time and by committing to issue cash in lieu of notes. Company shall cooperate in good faith with Acquiror in connection with the foregoing, and in no event shall Company, without Acquiror’s prior written consent, agree to make any payments or incur any liability in connection with the foregoing in excess of the cost of defeasing the maximum principal amount of notes potentially issuable under Senior Notes Indenture and, to the extent related thereto, the Plan of Reorganization.
          (e) Company shall, as soon as reasonably practicable after obtaining the Interim Order and after the United States Securities and Exchange Commission (the “SEC”) has informed Acquiror that it has no further comments with respect to or will not review (“SEC Clearance”) the Form S-4 and the Form S-4 has become effective, and consistent with the provisions set forth in Section 4.8, duly take all lawful action to call, give written notice of, convene and hold a special meeting of its shareholders (including any adjournment or postponement thereof, the “Company Meeting”) in accordance with the Interim Order for the purpose of voting upon the approval of the Arrangement Resolution by the holders of Company Common Shares (other than the Escrowed Shares) and Company Preferred Shares (and for any other proper purpose as may be set out in the notice for such meeting as agreed by Company and Acquiror).
          (f) If the Interim Order is obtained and the Arrangement Resolution is approved at the Company Meeting as provided for in the Interim Order and as required by applicable Law, then, subject to the terms of this Agreement, Company shall, as soon as reasonably practicable thereafter and in any event no later than three Business Days thereafter, complete all actions necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.
          (g) After obtaining the Final Order and subject to the satisfaction or waiver of the conditions set forth in ARTICLE V (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of such conditions), Company shall send articles of arrangement of Company in respect of the Arrangement (the “Articles of Arrangement”), together with such other documents as may be required in connection therewith under the CBCA, to the Director appointed pursuant to Section 260 of the CBCA (the “Director”), for endorsement and filing by the Director to give effect to the Arrangement.
     Section 1.4. Acquiror Implementation Steps.
          (a) Acquiror shall, as soon as reasonably practical after the date of this Agreement but in any event no earlier than the Company Meeting and consistent with Section 4.8, duly take all lawful action to call, give written notice of, convene and hold a meeting of its shareholders (the “Acquiror Meeting”) for the purpose of voting upon the approval of the transactions contemplated hereby by the shareholders of Acquiror.
          (b) If the transactions contemplated by this Agreement are approved at the Acquiror Meeting, then Acquiror shall, at any time prior to the Closing, register the Acquiror Class A Common Stock under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).
          (c) Subject to obtaining the Final Order and the satisfaction or waiver of all other conditions set forth in ARTICLE V, on the Closing Date and prior to the Closing, Acquiror shall file such documents with the Wisconsin Department of Financial Institutions as are necessary to cause Acquiror’s restated articles of incorporation to be amended and restated in substantially the form attached hereto as Exhibit E.
     Section 1.5. Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, (a) the outstanding Acquiror Shares shall have been increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares, (b) a stock dividend or dividend payable in any other securities of Acquiror shall be declared with a record date within such period, (c) any other securities of Acquiror shall be declared with a record date within such period or (d) any similar event shall have occurred, then the Share Exchange Ratio shall be appropriately adjusted to provide the holders of Company Common Shares the same economic effect as contemplated by this Agreement and the Plan of Arrangement prior to such event.

     Section 1.6. Dissenting Shares. Prior to the Effective Time, Company shall provide Acquiror with prompt written notice of any purported exercise or withdrawal of Dissent Rights by any shareholder of Company that is received by Company in relation to the Arrangement or the Company Meeting. Subject to applicable Law, Company shall provide Acquiror with the opportunity to participate in and direct all negotiations and proceedings with respect to any exercise of such Dissent Rights. Except as required by applicable Law, Company shall not make any payment with respect to, or settle or offer to settle, or otherwise negotiate, Dissent Rights without the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed).
     Section 1.7. [Reserved]
     Section 1.8. Court Proceedings. Subject to the terms of this Agreement and upon Company’s reasonable request, Acquiror will cooperate with and assist Company in connection with its efforts to seek the Interim Order and the Final Order, including by providing Company on a timely basis any information required to be supplied by Acquiror in connection therewith.
     Section 1.9. Closing.
          (a) The closing of the Arrangement and other transactions contemplated hereby (the “Closing”) shall occur at the time set forth in the Plan of Arrangement at a place to be specified by the Parties on a date which shall be no later than four days after the date that is the later of (i) the date that the conditions set forth in ARTICLE V (excluding conditions that, by their terms, cannot be satisfied until the Closing Date but subject to the satisfaction or waiver of such conditions) have been satisfied or waived, and (ii) the date that all the outstanding Company Preferred Shares have been converted or redeemed (except that in the event that all the outstanding Company Preferred Shares will be redeemed pursuant to the Arrangement, the Closing shall occur on a date which shall be no later than four days after the date provided in subclause (i) above) (or such other time and date as shall be set forth in a written agreement of the Parties) (the actual date of the Closing is referred to as the “Closing Date”); provided that after all the conditions set forth in ARTICLE V have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of such conditions), Acquiror may, by giving advance written notice to Company, elect to postpone the Closing Date for so long as Acquiror advises Company is necessary to permit Acquiror to complete an offering of debt securities to lower the cost of the Debt Financing, provided that such postponement shall be for no more time than is reasonably necessary to complete such financing and shall continue only so long as Acquiror reasonably believes such offering of securities is likely to occur, and in any event shall not be later than 30 days after the date that the conditions set forth in ARTICLE V (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of such conditions) have been satisfied or waived, provided, further, that in the event Acquiror requests to delay the Closing Date in accordance with the foregoing, the Closing shall no longer be subject to the satisfaction of any of the conditions set forth in Sections 5.2(a), 5.2(c), 5.2(e) (to the extent relating to the foregoing conditions), 5.2(g) and 5.2(h), except that prior to Effective Time, Company shall nevertheless deliver to Acquiror a certification of the Chief Executive Officer, the Chief Financial Officer or another executive officer (reasonably acceptable to Acquiror) of Company to the effect that each of the conditions specified in Sections 5.2(a), 5.2(c), 5.2(g) and 5.2(h) is satisfied as of the date that Acquiror requests to delay the Closing Date in accordance with the foregoing.
          (b) On the Closing Date, Acquiror shall file such documents with the Wisconsin Department of Financial Institutions as are necessary to cause Acquiror’s restated articles of incorporation to be amended and restated in substantially the form attached hereto as Exhibit E.
          (c) On the Closing Date, Company shall file the Articles of Arrangement with the Director. The Articles of Arrangement shall implement the Plan of Arrangement.
          (d) On the Closing Date at the time set forth in the Plan of Arrangement, each Company Common Share outstanding immediately prior to the Effective Time shall be exchanged or converted as set forth in the Plan of Arrangement, and from and after the Effective Time, the Arrangement shall have the effects provided by applicable Law, including the CBCA.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF COMPANY
               Except as set forth in the corresponding sections or subsections of the disclosure schedule delivered by Company to Acquiror prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”), Company represents and warrants to Acquiror as follows:
     Section 2.1. Organization and Qualification. Each of Company and its Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has full power and authority to own, operate and lease the properties and assets owned or used by it and to carry on its business as and where such is now being conducted. Each of Company and its Subsidiaries is duly licensed or qualified to do business as a foreign corporation (or other applicable entity), and is in good standing, in each jurisdiction wherein the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company. Attached to Section 2.1 of the Company Disclosure Schedule is a correct and complete copy of the restated articles of incorporation and by-laws of Company, including any amendments thereto, as presently in effect.
     Section 2.2. Subsidiaries. Section 2.2 of the Company Disclosure Schedule sets forth a correct and complete list of (a) all of Company’s Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary and the percentage of each Subsidiary’s outstanding Equity Interests owned by Company, a Subsidiary of Company and any other Person and (b) Company’s or its Subsidiaries’ outstanding Equity Interests in any other Person other than securities of a publicly traded company held for investment by Company or any of its Subsidiaries and consisting of less than 1% of the outstanding Equity Interests of such Person. Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Company under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”).
     Section 2.3. Capitalization.
          (a) The authorized capital stock of Company consists entirely of (i) an unlimited number of Company Common Shares and 12,500,000 Company Preferred Shares. As of the date of this Agreement, 73,285,000 Company Common Shares and 12,500,000 Company Preferred Shares were issued and outstanding. As of the date of this Agreement, there are outstanding (i) Company Deferred Share Units representing the right to receive cash equal to the value of an aggregate of 369,676.05 Company Common Shares under the Company DSU Plan and (ii) Company Restricted Share Units representing the right to receive cash equal to the value of an aggregate of 819,022.57 Company Common Shares under the Company RSU Plan. Section 2.3(a) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date of this Agreement, of the number of Company Deferred Share Units granted under the Company DSU Plan and Company Restricted Share Units granted under the Company RSU Plan and the holders, dates of grant, expiration dates and vesting schedules thereof.
          (b) Except as set forth above and except for the Company Warrants, as of the date of this Agreement, no Equity Interests of Company have been issued or reserved for issuance or are outstanding. All issued and outstanding Company Common Shares and Company Preferred Shares are duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights and registration rights. No Company Common Shares or Company Preferred Shares have been issued in violation of any preemptive (or similar) rights.
          (c) All issued and outstanding Equity Interests of each Subsidiary are (i) duly authorized, validly issued, fully paid and nonassessable, (ii) free of preemptive (or similar) rights and registration rights and (iii) are owned by Company or a wholly-owned Subsidiary free and clear of any Share Encumbrances. Neither Company nor any of its Subsidiaries is obligated to make any contribution to the capital of, make any loan to or guarantee the debts of, any Person, including any joint venture or similar entity.
          (d) No Voting Debt of Company or any of its Subsidiaries is issued or outstanding. Except for the Company Warrants, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, restricted stock, stock-based performance units or Contracts of any kind to which Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional Equity Interests in, or any security convertible or exercisable for or exchangeable into any Equity Interest of, Company or any of its Subsidiaries or any Voting Debt of Company or any of its Subsidiaries, (ii) obligating Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, unit or Contract or (iii) giving any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of Equity Interests of Company or any of its Subsidiaries.
          (e) There are no Share Encumbrances to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries is bound relating to the issued or unissued Equity Interests of Company or any of its Subsidiaries (including any such Contracts that may limit in any way the solicitation of proxies by or on behalf of Company from, or the casting of votes by, its shareholders with respect to the Arrangement) or granting to any Person the right to elect, or to designate or nominate for election, a director to the Board of Directors of Company or a director of the board of directors or similar supervisory body of any Subsidiary of Company. There are no programs in place or outstanding obligations of Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any Equity Interests of Company or any of its Subsidiaries or (ii) to vote or to dispose of any Equity Interest of any of Company’s Subsidiaries.
          (f) Company has made each dividend payment with respect to the Company Preferred Shares in compliance with, and as required by, Company’s restated articles of incorporation, and there are no accrued and unpaid dividends due to holders of the Company Preferred Shares, other than dividends accrued in the current quarter.
     Section 2.4. Authorization. Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Arrangement, to the approval of the Arrangement Resolution by the affirmative vote of two-thirds of the votes cast on the Arrangement Resolution by those holders of Company Common Shares (other than Escrowed Shares) and Company Preferred Shares present in person or represented by proxy at the Company Meeting, voting together as a single class (the “Company Requisite Shareholder Vote”), and approval by the Court of the Interim Order and the Final Order. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, and no other corporate proceedings on the part of Company or its shareholders are necessary to authorize this Agreement and to consummate the transactions contemplated hereby, other than the approval of the Arrangement Resolution by the Company Requisite Shareholder Vote or as may be required in the Interim Order and the Final Order. This Agreement has been duly executed and delivered by Company and, assuming due authorization, execution and delivery by Acquiror, constitutes a legal, valid and binding obligation of Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

     Section 2.5. No Violation.
          (a) The execution and delivery by Company of this Agreement do not, and the performance by Company of this Agreement will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result by its terms in the, termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or create any obligation to make a payment to any other Person under, or the loss of, any properties or assets of Company or any of its Subsidiaries pursuant to (i) any Law or Order, (ii) any provision of the articles of incorporation, by-laws or other charter documents of Company or any of its Subsidiaries or (iii) any Contract to which Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound or of any license, permit, approval, authorization or consent of any Governmental Entity held by, or affecting, or relating in any way to, the properties, assets or business of, Company or any of its Subsidiaries, except, in the case of this subclause (iii), as individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company. The execution and delivery by Company of this Agreement do not, and the performance by Company of this Agreement will not, result in the creation of any Share Encumbrance upon any Equity Interests of Company or any of its Subsidiaries or any Lien upon any of the material properties or assets of Company or any of its Subsidiaries (excluding, in the case of Liens on any of material properties or assets, any Permitted Liens).
          (b) Except for (i) filings as required by applicable requirements of the Securities Laws and the Regulatory Laws, (ii) the filing and recordation of appropriate documents as required by the CBCA and (iii) filings that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company, neither Company nor any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. No waiver, consent, approval or authorization of any Governmental Entity is required to be obtained or made by Company or any of its Subsidiaries in connection with its execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except (A) where the failure to obtain such waiver, consent, approval or authorization would not prevent or materially delay the performance by Company of its obligations under this Agreement or (B) in connection with any submission or filing described in subclauses (i), (ii) and (iii) above.
     Section 2.6. Company Financial Statements.
          (a) Attached to Section 2.6(a) of the Company Disclosure Schedule are financial statements of Company and its Subsidiaries (collectively, the “Company Financial Statements”) consisting of (i) the audited consolidated financial statements (including balance sheets and statements of income, comprehensive income, shareholders’ equity and cash flows) of Company and its Subsidiaries for each of the fiscal years ended December 31, 2008 and December 31, 2007 (including the notes contained therein or annexed thereto), which financial statements have been reported on, and are accompanied by, the signed, unqualified opinion of KPMG LLP, independent accountants for Company for such years, and (ii) an unaudited consolidated balance sheet of Company and its Subsidiaries as of September 30, 2009 (the “Company Recent Balance Sheet”) and the related unaudited statements of income, comprehensive income, shareholders’ equity and cash flows for the nine months then ended. The Company Financial Statements (A) were prepared in accordance with generally accepted accounting principles in Canada applied on a consistent basis (except, in the case of unaudited statements, for the absence of footnote disclosure) and with the books and records of Company and its Subsidiaries, and (B) fairly present the assets, liabilities, financial position, results of operations and cash flows of Company and its Subsidiaries as of the dates and for the periods indicated.
          (b) Attached to Section 2.6(b) of the Company Disclosure Schedule is a statement reflecting all reconciliations required to reconcile the Company Financial Statements to generally accepted accounting principles in the United States in accordance with Item 18 of Form 20-F.
          (c) Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, Company and its Subsidiaries do not have any material liabilities or obligations that generally accepted accounting principles in Canada (as applied by Company on a consistent basis) would require to be reflected or reserved against on a balance sheet, other than (A) liabilities or obligations reflected or reserved against on the Company Recent Balance Sheet, (B) those liabilities or obligations pursuant to the Plan of Reorganization that are set forth in Section 2.6(c) of the Company Disclosure Schedule, and (C) liabilities or obligations that were incurred since the date of the Company Recent Balance Sheet in Company’s Ordinary Course of Business that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Company.
     Section 2.7. Tax Matters.
          (a) All Taxes of Company and its Subsidiaries attributable to periods preceding or ending with the date of the Company Recent Balance Sheet have been paid or have been included in a liability accrual for the specific Taxes on the Company Recent Balance Sheet. Since the date of the Company Recent Balance Sheet, neither Company nor any of its Subsidiaries has incurred any Taxes other than Taxes incurred in Company’s Ordinary Course of Business.
          (b) Each of Company and its Subsidiaries has timely filed all Tax Returns required to be filed, and all such Tax Returns were and are correct and complete, except for failures to so file or failures to be so correct and complete that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company.

          (c) Each of Company and its Subsidiaries has duly withheld, collected and timely paid all Taxes that it was required to withhold, collect and pay relating to amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person, except for failures to withhold, collect or pay that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company.
          (d) No claim has been made by any taxing authority in a jurisdiction where Company or any of its Subsidiaries does not file Tax Returns that such entity is or may be subject to Tax or required to file a Tax Return in such jurisdiction, except for those instances where neither the imposition of any such Tax nor the filing of any such Tax Return (and the obligation to pay the Taxes reflected thereon), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company. There are no outstanding waivers or comparable consents that have been given by Company or any of its Subsidiaries regarding the application of the statute of limitations with respect to any Taxes or Tax Returns, other than in Company’s Ordinary Course of Business. Neither Company nor any of its Subsidiaries is subject to any Liens for Taxes, other than Liens for current Taxes not yet due and payable.
          (e) Neither Company nor any of its Subsidiaries has received from any Tax authority with respect to Tax periods ending on or after December 31, 2002: (i) any notice of underpayment of Taxes or other deficiency, or notice of proposed adjustment; (ii) any request for information relating to Taxes; or (iii) any notice indicating an intent to commence an audit.
          (f) Since January 1, 2005, neither Company nor any of its Subsidiaries has requested or received a Tax ruling, private letter ruling, technical advice memorandum, advance pricing agreement, competent authority relief or similar agreement, or has entered into a closing agreement or contract with any taxing authority that, in each case, remains outstanding or effective. Neither Company nor any of its Subsidiaries is subject to a Tax sharing, allocation, indemnification or similar Contract (except such Contracts as are solely between Company and its Subsidiaries) pursuant to which it could have an obligation to make a payment to any Person in respect of Taxes. Neither Company nor any of its Subsidiaries has entered into any gain recognition agreement under Section 367 of the Code.
          (g) Company is not and has never been a “United States person” within the meaning of Section 7701(a)(30) of the Code. At no time has any Subsidiary of Company been a member of an affiliated group of corporations that filed a consolidated U.S. federal income tax return, other than a group the common parent of which at such time was a Subsidiary of Company. No affiliated group of corporations of which any Subsidiary of Company has been a member has discontinued filing consolidated U.S. federal income tax returns during the three years preceding the Closing Date. Neither Company nor any of its Subsidiaries has any liability for the Taxes of any person other than Company and its Subsidiaries, whether such liability arises under Treas. Reg. §

1.1502-6 or under any comparable provision of state, local, or foreign law, or arises by contract, or as a transferee or successor, or otherwise.
          (h) Neither Company nor any of its Subsidiaries is participating or has participated in a reportable or listed transaction within the meaning of Treas. Reg. § 1.6011-4 or Section 6707A(c) of the United States Internal Revenue Code of 1986, as amended (the “Code”). With respect to all Tax periods ending on or after December 31, 2002: (i) Company and each of its Subsidiaries have disclosed on their U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of U.S. federal income Tax within the meaning of Section 6662 of the Code; and (ii) neither Company nor any of its Subsidiaries has received a Tax opinion with respect to any transaction relating to Company or any of its Subsidiaries other than a transaction in the ordinary course of business. Neither Company nor any of its Subsidiaries is the direct or indirect beneficiary of a guarantee of Tax benefits or any other arrangement that has the same economic effect with respect to any transaction or Tax opinion relating to Company or any of its Subsidiaries.
          (i) Neither Company nor any of its Subsidiaries has (i) been the “distributing corporation” or a “controlled corporation” (within the meaning of Section 355 of the Code) with respect to a transaction that was purported to be governed in whole or in part by Section 355 of the Code, (ii) participated in an international boycott within the meaning of Section 999 of the Code, or (iii) made or revoked any election under Treas. Reg. § 301.7701-3 regarding classification as a corporation, as a partnership, or as a disregarded entity.
          (j) No Subsidiary of Company is, or has been at any time within the five years preceding the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code.

     Section 2.8. Absence of Certain Changes. From July 21, 2009 through the date of this Agreement, (a) Company and its Subsidiaries have conducted their respective businesses only in Company’s Ordinary Course of Business in all material respects, (b) there has not been any change, event, development, condition, occurrence or combination of changes, events, developments, conditions or occurrences that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Company, (c) neither Company nor any of its Subsidiaries has increased the compensation or benefits of, or granted or paid any benefits to, any director, officer or other employee, or taken any similar action, except, in the case of this subclause (c), (i) to the extent required under the terms of any Contracts, trusts, funds or Company Employee Benefit Plans disclosed in the Company Disclosure Schedule, (ii) for increases in the compensation or benefits of officers of Company that, in the aggregate, are not material and (iii) for increases in the compensation or benefits of other employees of Company and its Subsidiaries in Company’s Ordinary Course of Business, and (d) there has not been any action taken by Company or any of its Subsidiaries that would have required the consent of Acquiror under Section 4.1(b) if such action was taken after the date of this Agreement.
     Section 2.9. Litigation; Orders. There is no claim, action, suit, arbitration, proceeding, investigation or inquiry, whether civil, criminal or administrative, pending or, to the knowledge of Company, threatened against Company or any of its Subsidiaries or any of their respective officers or directors (in such capacity) or any of their respective businesses or assets, at law or in equity, before or by any Governmental Entity or arbitrator, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company. None of Company, any of its Subsidiaries or any of their respective businesses or assets is subject to any Order of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company. The term “knowledge” when used in this Agreement with respect to Company shall mean the actual knowledge of Mark A. Angelson, Brian Freshi, Guy Trahan, John Ross, Kristopher Wood, Lorien Gallo, John Howard, Ann Pantel, Lenny DiPalma, Dean Wimer, David Blair and Andy Hines.
     Section 2.10. Permits. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company, Company and its Subsidiaries hold all licenses, permits, approvals, authorizations and consents of all Governmental Entities that are necessary for the operation of their respective businesses as now being conducted (collectively, the “Company Permits”), and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of Company, threatened. Company and its Subsidiaries are in compliance with the terms of Company Permits, except for instances of noncompliance where neither the costs to comply nor the failure to comply, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company.
     Section 2.11. Compliance with Laws.

          (a) Company and its Subsidiaries, and their respective assets, are in compliance with all Laws and Orders, except for instances of noncompliance where neither the costs to comply nor the failure to comply, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company.
          (b) To the knowledge of Company, none of Company, any of its Subsidiaries or any director, officer, employee, agent or other person associated with or acting on behalf of Company or any of its Subsidiaries is an official, agent or employee of any government or Governmental Entity or political party or a candidate for any political office. During the previous five years, to the knowledge of Company, none of Company, any of its Subsidiaries or any director, officer, employee, agent or other person associated with or acting on behalf of Company or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from funds of Company or any of its Subsidiaries, (iii) made any payments or gifts to any governmental officials out of funds of Company or any of its Subsidiaries (but excluding payments to governmental agencies in amounts legally due and owing by Company or any of its Subsidiaries), (iv) established or maintained any unlawful fund of monies or other assets of Company or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Company or any of its Subsidiaries or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business for Company or any of its Subsidiaries, to obtain special concessions for Company or any of its Subsidiaries or to pay for favorable treatment for business secured or to pay for special concessions already obtained for Company or any of its Subsidiaries.
Section 2.12. Environmental Matters.
          (a) Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws and Orders relating to pollution, protection of the environment or human health, occupational safety and health or sanitation and all other applicable Laws and Orders relating to emissions, spills, discharges, generation, storage, leaks, injection, leaching, seepage, migration, releases or threatened releases of Hazardous Substances into the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances, together with any plan, notice or demand letter issued, entered, promulgated or approved thereunder (collectively, “Environmental Laws”). Neither Company nor any of its Subsidiaries has received any written notice of (i) any material violation of an Environmental Law or (ii) the institution of any claim, action, suit, proceeding, investigation or inquiry by any Governmental Entity or other Person alleging that Company or any of its Subsidiaries may be in material violation of or materially liable under any Environmental Law.

          (b) Neither Company nor any of its Subsidiaries has (i) placed, held, located, released, discharged, transported or disposed of any Hazardous Substances on, under, from or at any of the properties currently or previously owned or operated by Company or any of its Subsidiaries, except in a manner that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company, (ii) any liability for any Hazardous Substance disposal or contamination on any of Company’s or any of its Subsidiaries’ properties or any other properties that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company, (iii) reason to know of the presence of any Hazardous Substances on, under, at or coming from any of Company’s or any of its Subsidiaries’ properties or any other properties but arising from the conduct of operations of Company or any of its Subsidiaries, except in a manner that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company, or (iv) received any written notice of (A) any actual or potential liability for the response to or remediation of Hazardous Substances at or arising from any of Company’s or any of its Subsidiaries’ properties or any other properties or (B) any actual or potential liability for the costs of response to or remediation of Hazardous Substances at or arising from any of Company’s or any of its Subsidiaries’ properties or any other properties, in the case of both subclauses (A) and (B), that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company. Company has provided Acquiror with correct and complete copies of all material environmental reports in the possession of Company or any of its Subsidiaries or their respective Representatives or consultants and in the case of Representatives and consultants, to the extent such reports were prepared or obtained for or at the direction of Company or any of its Subsidiaries, relating to properties currently or formerly owned or operated by Company or any of its Subsidiaries.
          (c) There are no acts, omissions, circumstances or conditions that would reasonably be expected to lead to material liability under Environmental Laws with respect to the business or operations of Company or any of its Subsidiaries or the current or former ownership or operation of any real estate by Company or any of its Subsidiaries.
          (d) No Environmental Law imposes any material obligation on Company or any of its Subsidiaries arising out of or as a condition to any transaction contemplated hereby, including any requirement to modify or transfer any Company Permit, any requirement to file any notice or other submission with any Governmental Entity, the placement of any notice, acknowledgement, or covenant in any land records, or the modification of or provision of notice under any Contract or consent Order.
          (e) Neither Company nor any of its Subsidiaries has any material obligation, pursuant to any agreement, by operation of Law or otherwise, for any claims related to compliance with, or liability under, any Environmental Law.
     Section 2.13. Employee Benefits.

          (a) Section 2.13(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Employee Benefit Plans that are maintained by Company, any of its Subsidiaries or any ERISA Affiliate of Company or any of its Subsidiaries (each, a “Company ERISA Affiliate”) or to which Company, any of its Subsidiaries or any Company ERISA Affiliate is obligated to contribute, for current or former employees or directors (or dependents or beneficiaries thereof) of Company, any of its Subsidiaries or any Company ERISA Affiliate (collectively, the “Company Employee Benefit Plans”).
          (b) Section 2.13(b) of the Company Disclosure Schedule sets forth a correct and complete list of each Company Employee Benefit Plan (excluding the Company Non-US Benefit Plans) that is a Multiemployer Plan. During the last five years, none of Company, its current or former Subsidiaries or any current or former Company ERISA Affiliate has (A) withdrawn from any Multiemployer Plan in a complete or partial withdrawal under circumstances in which any withdrawal liability was not satisfied in full or (B) engaged in a transaction that is subject to Section 4069 of ERISA. None of Company, any of its Subsidiaries or any Company ERISA Affiliate is or has ever been a party to any multiple employer plan, as that term is defined in Section 413(c) of the Code or a multiple employer welfare arrangement as that term is defined in Section 3(40) of ERISA.
          (c) Section 2.13(c) of the Company Disclosure Schedule sets forth a correct and complete list of each Company Employee Benefit Plan (excluding the Company Non-US Benefit Plans) that is a “single employer plan,” as defined in Section 4001(a)(15) of ERISA, that is subject to Title IV of ERISA. None of Company, any of its Subsidiaries or any Company ERISA Affiliate has incurred any outstanding liability under Section 4062, 4063 or 4064 of ERISA to the Pension Benefit Guaranty Corporation or to a trustee appointed under Section 4042 of ERISA. None of the Company Employee Benefit Plans set forth in Section 2.13(c) of the Company Disclosure Schedule or any other plan, fund or program maintained or contributed to by Company, any of its Subsidiaries or any Company ERISA Affiliate within the past six years that is subject to Title IV of ERISA has been terminated so as to subject, directly or indirectly, any assets of Company or any of its Subsidiaries to any liability, contingent or otherwise, or the imposition of any Lien under Title IV of ERISA. No proceeding has been initiated by any Person (including the Pension Benefit Guaranty Corporation) to terminate any such plan. No “reportable event” (as defined in Section 4043 of ERISA) has occurred with respect to any such plan, and no such reportable event will occur as a result of the transactions contemplated hereby. No such plan is in “at risk” status within the meaning of Section 303 of ERISA.
          (d) Company and each of its Subsidiaries have reserved, to the extent permitted by applicable Law, the right to amend, terminate or modify at any time all Company Employee Benefit Plans (excluding the Company Non-US Benefit Plans), except as limited by the terms of a collective bargaining agreement, and other than with respect to Company Employee Benefit Plans that are executive compensation contracts and other bi-lateral agreements or arrangements between Company and its Affiliates on the one hand and an individual on the other hand.

          (e) The Internal Revenue Service has issued a currently effective favorable determination letter with respect to each Company Employee Benefit Plan (excluding the Company Non-US Benefit Plans) that is intended to be a “qualified plan” within the meaning of Section 401 of the Code, and each trust maintained pursuant thereto has been determined to be exempt from federal income taxation under Section 501 of the Code by the IRS. Each such Company Employee Benefit Plan has been timely amended since the date of the latest favorable determination letter in accordance with all applicable Laws. Nothing has occurred with respect to the operation of any such Company Employee Benefit Plan that is reasonably likely to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code or the assertion of claims by “participants” (as that term is defined in Section 3(7) of ERISA) other than routine benefit claims.
          (f) None of Company, its Subsidiaries, the officers or directors of Company or any of its Subsidiaries or the Employee Benefit Plans (excluding the Company Non-US Benefit Plans) that are subject to ERISA, any trusts created thereunder or any trustee or administrator thereof has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that would subject Company, any of its Subsidiaries or any officer or director of Company or any of its Subsidiaries to any material tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502 of ERISA.
          (g) There are no material claims (except claims for benefits payable in Company’s Ordinary Course of Business and proceedings with respect to qualified domestic relations orders), or any suits or proceedings pending or, to the knowledge of Company, threatened against or involving any Company Employee Benefit Plan (excluding the Company Non-US Benefit Plans), asserting any rights or claims to benefits under any Company Employee Benefit Plan (excluding the Company Non-US Benefit Plans) or asserting any claims against any administrator, fiduciary or sponsor thereof. There are no pending or, to the knowledge of Company, threatened investigations by any Governmental Entity involving any Company Employee Benefit Plans (excluding the Company Non-US Benefit Plans).
          (h) All Company Employee Benefit Plans (excluding the Company Non-US Benefit Plans) have been established, maintained and administered in accordance with their terms and with all provisions of applicable Laws, including ERISA and the Code, except for instances of noncompliance where neither the costs to comply nor the failure to comply, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company. All material contributions or premiums required to be made to, or benefit liabilities arising under the terms of, each Company Employee Benefit Plan (excluding the Company Non-US Benefit Plans) for all periods have been made or adequately reserved for or have been disclosed as liabilities on the Company Recent Balance Sheet.

          (i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will: (i) increase any benefits otherwise payable under any Company Employee Benefit Plan (excluding the Company Non-US Benefit Plans); (ii) result in any acceleration of the time of payment or vesting of any such benefits; (iii) limit or prohibit the ability to amend or terminate any Company Employee Benefit Plan (excluding the Company Non-US Benefit Plans); (iv) require the funding of any trust or other funding vehicle in respect of any Company Employee Benefit Plan (excluding the Company Non-US Benefit Plans); or (v) renew or extend the term of any agreement in respect of compensation for a U.S. employee of Company or any of its Subsidiaries that would create any liability to Company, Acquiror or their respective Affiliates.
          (j) Neither Company nor any of its Subsidiaries have made any payments, or have been or is a party to a Contract or an Employee Benefit Plan (including this Agreement) that would obligate it to make payments, (either before or after the Closing Date) that will not be deductible because of Section 162(m) or Section 280G of the Code.
          (k) None of Company, any of its Subsidiaries or any Company ERISA Affiliate has communicated to any current or former employee or director any intention or commitment to establish or implement any additional material Company Employee Benefit Plan or to amend or modify, in any material respect, any existing Company Employee Benefit Plan (excluding the Company Non-US Benefit Plans).
          (l) With respect to each Company Employee Benefit Plan that is subject to the Law of any jurisdiction other than the United States (a “Company Non-US Benefit Plan”), except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company: (i) to the knowledge of Company, all employer and employee contributions to each Company Non-US Benefit Plan required by Law or by the terms of such Company Non-US Benefit Plan have been made or, if applicable, accrued in accordance with normal accounting practices; (ii) to the knowledge of Company, all Company Non-US Benefit Plans have been established, registered, administered, funded and invested in accordance with their terms, including the terms of the material documents that support such Company Non-US Benefit Plan, any applicable Company Labor Contract and all requirements of applicable Law, (iii) each Company Non-US Benefit Plan required to be registered has been registered and has been maintained in good standing with the appropriate Governmental Entities; (iv) to the extent any Company Non-US Benefit Plan is intended to qualify for special tax treatment, such Company Non-US Benefit Plan meets all requirements for such treatment; (v) to the knowledge of Company, no event has occurred respecting any Company Non-US Benefit Plan that would entitle any Person (without the consent of Company) to wholly wind-up or terminate any Company Non-US Benefit Plan; (vi) none of the Company Non-US Benefit Plans provide for benefit increases or the acceleration of, or an increase in, funding obligations that are contingent upon, or will be triggered by, the completion of the transactions contemplated herein; (vii) there are no unfunded liabilities in respect of any Company Non-US Benefit Plan, including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies where applicable; (viii) none of the

Company Non-US Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees; and (ix) there is no proceeding, action, suit or claim (other than routine claims for payments of benefits) pending or threatened involving any Company Non-US Benefit Plan or its assets.
     Section 2.14. Labor and Employee Matters.
          (a) Except for those Contracts with a labor union, labor organization or works council that are set forth in Section 2.16 of the Company Disclosure Schedule (the “Company Labor Contracts”), neither Company nor any of its Subsidiaries is party to, or bound by, any labor agreement or collective bargaining agreement with any labor union, labor organization or works council or group of employees. Except for the Company Labor Contracts, there are no labor agreements or collective bargaining agreements that pertain to any of the employees of Company or any of its Subsidiaries. Except as described in the Company Labor Contracts, no employees of Company or any of its Subsidiaries are legally organized or recognized as a labor organization or represented by any labor union, labor organization or works council with respect to their employment with Company or any of its Subsidiaries.
          (b) To the knowledge of Company, no labor union, labor organization, works council or group of employees of Company or any of its Subsidiaries has made a pending demand for recognition, certification, representation or bargaining, and there are no representation or certification proceedings or petitions pending or, to the knowledge of Company, threatened to be brought or filed with the National Labor Relations Board or any other Governmental Entity. To the knowledge of Company, there are no organizational attempts relating to labor unions, labor organizations or works councils occurring with respect to any employees of Company or any of its Subsidiaries, and none have occurred within the previous 12 months.
          (c) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company, (i) there are no unfair labor practice charges or complaints or appeals of such matters against Company or any of its Subsidiaries pending or, to the knowledge of Company, threatened before the National Labor Relations Board or any other Governmental Entity, (ii) there are no labor strikes, slowdowns, stoppages, walkouts, lockouts or other labor-related disputes pending or, to the knowledge of Company, threatened against or affecting Company or any of its Subsidiaries, (iii) there are no pending or, to the knowledge of Company, threatened grievances or arbitration proceedings against or involving Company or any of its Subsidiaries arising out of or under any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related Contract or Company Employee Benefit Plan with any labor union, labor organization, works council or group of employees and (iv) Company and its Subsidiaries have complied with all hiring and employment obligations under the Office of Federal Contract Compliance Programs rules and regulations, where applicable. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, require any consent or approval of, or any consultation with, any labor union, labor organization, works council or group of employees of Company or any of its Subsidiaries.
     Section 2.15. Intellectual Property.
          (a) Company and its Subsidiaries have good title to or, with respect to items not owned by Company or its Subsidiaries, sufficient rights to use all Intellectual Property Rights that are owned or licensed by Company or any of its Subsidiaries or utilized by Company or any of its Subsidiaries in the conduct of their respective businesses (all of the foregoing items are referred to as the “Company Intellectual Property”). To conduct the business of Company and its Subsidiaries as presently conducted, neither Company nor any of its Subsidiaries requires any Intellectual Property Rights that Company and its Subsidiaries do not already own or license. Company has no knowledge of any infringement or misappropriation by others of Intellectual Property Rights owned or used by Company or any of its Subsidiaries. The conduct of the businesses of Company and its Subsidiaries does not infringe on or misappropriate any Intellectual Property Rights of others. The consummation of the transactions contemplated hereby, including the Arrangement, will not impair any rights of Company or any of its Subsidiaries in, to or under any Company Intellectual Property.
          (b) No claims with respect to Company Intellectual Property are pending or, to the knowledge of Company, threatened by any Person (i) to the effect that the manufacture, performance, sale or use of any product, process or service as now used or offered or proposed for use or sale by Company or any of its Subsidiaries infringes on any Intellectual Property Rights of any Person, (ii) against the use by Company or any of its Subsidiaries of any Company Intellectual Property or (iii) challenging the ownership, validity, enforceability or effectiveness of any Company Intellectual Property.
     Section 2.16. Certain Contracts.
          (a) Except as set forth in Section 2.16 of the Company Disclosure Schedule, and except for Contracts with customers other than the Contracts with the largest 25 customers for the fiscal year ended December 31, 2009 (determined on the basis of the expected total dollar amount of net sales) if applicable, neither Company nor any of its Subsidiaries is a party to or bound by any Contract that: (i) involves or would reasonably be expected to involve aggregate future payments by Company and/or its Subsidiaries in excess of $5,000,000 or its foreign currency equivalent as of the date of this Agreement or aggregate future payments to Company and/or its Subsidiaries in excess of $5,000,000 or its foreign currency equivalent as of the date of this Agreement (excluding purchase orders received and accepted by Company and/or its Subsidiaries in Company’s Ordinary Course of Business), (ii) would be required to be filed with the SEC under Item 601 of Regulation S-K of the Exchange Act, if Company was subject thereto, (iii) provides for or otherwise relates to joint venture, partnership, strategic alliance or similar arrangements, (iv) contains any non-competition, exclusivity, confidentiality or other obligation that purports to limit in any material respect the manner in which, or the geographic areas in which, the business of Company or any of its Subsidiaries may be conducted or, after the Effective Time, would have the effect of limiting in any material respect the manner in which, or the geographic areas in which, the business of Acquiror or any of its Subsidiaries may be conducted, (v) constitutes or provides for indentures, mortgages, promissory notes, loan agreements, guarantees, letter of credit or other agreements or instruments of Company or any of its Subsidiaries or commitments for the borrowing or the lending by Company or any of its Subsidiaries of amounts in excess of $1,000,000, (vi) is a license of Intellectual Property Rights to or from Company or any of its Subsidiaries that is material to the business of Company or any of its Subsidiaries, (vii) with any labor union, labor organization or works council, (viii) contains any type of provision that becomes applicable due to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, but, in the case of this subclause (viii), excluding those Contracts that contain provisions that relate solely to the payment of a monetary amount of less than $5,000,000, or (ix) is material to Company and its Subsidiaries taken as a whole, irrespective of amount or duration.
          (b) Each Company Contract is valid and binding on Company and/or its Subsidiaries, as applicable, and in full force and effect. Each of Company and its Subsidiaries and, to the knowledge of Company, the other Person or Persons thereto has in all material respects performed all of its obligations required to be performed by it under each Company Contract, except for instances of noncompliance where neither the costs to comply nor the failure to comply, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company.
          (c) As of the date of this Agreement, no customer of Company or any of its Subsidiaries that, individually or in the aggregate with its Affiliates, accounted for 1.0% or more of the consolidated revenues of Company and its Subsidiaries during the 12-month period preceding the date of this Agreement has cancelled or otherwise terminated its relationship with Company or any Subsidiary of Company. As of the date of this Agreement, no group of customers of Company or any of its Subsidiaries that, in the aggregate, accounted for 3.0% or more of the consolidated revenues of Company and its Subsidiaries during the 12-month period preceding the date of this Agreement has cancelled or otherwise terminated its relationship with Company or any Subsidiary of Company.
     Section 2.17. Properties and Assets. Each of Company and its Subsidiaries owns good and marketable title to the properties and assets that are material to its business (other than properties and assets held under valid leases or licenses), free and clear of all Liens, except those Liens for Taxes not yet due and payable and such other Liens or minor imperfections of title, if any, that do not materially detract from the value or interfere with the present use of the affected property or asset. Such properties and assets, together with all properties and assets held by Company and its Subsidiaries under leases or licenses, include all tangible and intangible property, assets, Contracts and rights necessary or required for the operation of the business of Company and its Subsidiaries as presently conducted.

     Section 2.18. Insurance. All material insurance policies maintained by Company or any of its Subsidiaries, including policies with respect to fire, casualty, general liability, business interruption and product liability, are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the respective businesses, properties and assets of Company and its Subsidiaries and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for failures to maintain such insurance policies that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company. Company and each of its Subsidiaries have made all payments required to maintain such policies in full force and effect. Neither Company nor any of its Subsidiaries has received notice of default under any such policy or notice of any pending or threatened termination or cancellation, coverage limitation or reduction or material premium increase with respect to any such policy. Section 2.18 of the Company Disclosure Schedule sets forth the aggregate annual premiums that Company is paying with respect to Company’s directors and officers insurance policy for the current policy period that includes the date of this Agreement.
     Section 2.19. Company Board Approval. The Board of Directors of Company, by resolutions duly adopted by vote at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (a) determined that this Agreement and the Arrangement are fair to the holders of Company Common Shares and in the best interests of Company, (b) approved this Agreement, the Arrangement and the other transactions contemplated hereby and (c) recommended that the shareholders of Company approve the Arrangement Resolution and directed that such matter be submitted to a vote by Company’s shareholders at the Company Meeting.
     Section 2.20. Opinion of Financial Advisor. Company has received the opinion of Morgan Stanley & Co. Incorporated, to the effect that, as of the date of such opinion, the consideration to be received by the holders of Company Common Shares pursuant to the Arrangement was fair, from a financial point of view, to the holders of Company Common Shares, and a copy of such opinion has been delivered to Acquiror. It is agreed and understood that such opinion is for the benefit of the Company’s Board of Directors and may not be relied upon by Acquiror or Acquiror Sub.
     Section 2.21. Affiliate Transactions. Section 2.21 of the Company Disclosure Schedule sets forth a correct and complete list of all Related Party Contracts to which Company or any of its Subsidiaries is party. To the knowledge of Company, no Affiliate of Company, or any family member of such Affiliate, has any direct or indirect interest in (i) any entity that does business with Company or any of its Subsidiaries or is competitive with the business of Company or any of its Subsidiaries or (ii) any property, asset or right that is used by Company or any of its Subsidiaries in the conduct of its respective business.
     Section 2.22. Certain Securities Law Matters.

          (a) Company is a “reporting issuer” or the equivalent in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and not in any other jurisdiction and is in material compliance with all applicable Securities Laws, including the Sarbanes-Oxley Act of 2002. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since July 21, 2009, neither Company nor any of its Affiliates has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of Company. The Company Common Shares are listed only on, and Company is in material compliance with the rules and policies of, the Toronto Stock Exchange. Company is a “foreign private issuer,” as that term is used in Rule 3b-4 promulgated under the Exchange Act, and has no reason to believe it will not qualify as a “foreign private issuer” at any time prior to the Effective Time. Company is not an investment company registered or required to be registered under the United States Investment Company Act of 1940, as amended. Since December 31, 2008, Company has not made an offering of securities registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).
          (b) Since December 31, 2008, Company has filed all forms, reports, schedules, proxy statements, circulars, statements, prospectuses and other documents (including all exhibits thereto) required to be filed with all applicable securities regulatory authorities and self-regulatory organizations, including the Toronto Stock Exchange (which documents, as they have been amended since the time of their filing, and including the exhibits thereto, are referred to collectively in this Agreement as the “Company Securities Reports”). Company has heretofore furnished to Acquiror all Company Securities Reports that are not filed with and publicly available through the System for Electronic Data, Analysis and Retrieval (SEDAR) of the Canadian Securities Authorities. The Company Securities Reports (including any financial statements or schedules included or incorporated by reference therein) (i) when filed, complied in all material respects with the requirements of the Securities Laws and (ii) do not (except to the extent revised or superseded by a subsequent filing with the applicable regulatory authority or self-regulatory organization), and did not at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Company has not filed with the Québec Securities Commission or any other applicable regulatory authority or self-regulatory organization any confidential material change report that remains confidential. No Subsidiary of Company is required to file any forms, reports, schedules, proxy statements, circulars, statements, prospectuses and other documents with any securities regulatory authority or self-regulatory organization.
          (c) Each of the principal executive officer and the principal financial officer of Company (or each former principal executive officer and former principal financial officer of Company, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 with respect to the Company Securities Reports. To the knowledge of Company, there are no facts or circumstances that would prevent Company’s principal executive officer and principal financial officer from giving such certifications without qualification when next due. (For purposes of this subsection, “principal executive officer” and “principal financial officer” shall have the meanings ascribed to such terms in the Sarbanes-Oxley Act of 2002.)
          (d) Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including policies and procedures that provide reasonable assurance (i) that Company and its Subsidiaries maintain records that in reasonable detail accurately and fairly reflect their respective transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada, (iii) that receipts and expenditures are executed only in accordance with authorizations of management and the Board of Directors of Company and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Company’s and its Subsidiaries’ assets that could have a material effect on Company’s financial statements. Company has evaluated the effectiveness of Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company Securities Report or any amendment thereto its conclusions about the effectiveness of its internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. To the extent required by applicable Law, Company has disclosed, in any applicable Company Securities Report or any amendment thereto, any change in Company’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, Company’s internal control over financial reporting. The principal executive officer and the principal financial officer of Company have disclosed to Company’s auditors and the audit committee of the Board of Directors of Company (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal control over financial reporting, and Company has made available to Acquiror a summary of any such disclosure.
          (e) Company has designed its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that all information required to be disclosed by Company in the reports it files or submits under the Exchange Act is made known to the principal executive officer and the principal financial officer of Company by others within Company to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the applicable rules and forms. Company has evaluated the effectiveness of Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company Securities Report or any amendment thereto its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.
          (f) Company has made available to Acquiror copies of any comments from any Securities Authority or self-regulatory organization with respect to the Company Securities Reports that Company has received since December 31, 2008, together with copies of Company’s responses thereto, and as of the date hereof, no such comments remain outstanding or otherwise unresolved. There are no inquiries, reviews or investigations by any Security Authority or self-regulatory organization or internal investigations pending or, to the knowledge of Company, threatened, in each case, relating to Company or any of its Subsidiaries.
          (g) As of the date of this Agreement, to the knowledge of Company, no accounting rule, opinion, standard, consensus or pronouncement applicable to Company or any of its Subsidiaries has been adopted by any Securities Authority, the Financial Accounting Standards Board, the Emerging Issues Task Force, the Public Company Accounting Oversight Board or any similar body that Company or any of its Subsidiaries is required to implement but has not yet implemented as of the date of this Agreement and that, if so implemented, would reasonably be expected to have a Material Adverse Effect on Company.
          (h) No attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any Subsidiary of Company, has reported to Company’s chief legal counsel or principal executive officer evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Company or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act of 2002.
          (i) Since December 31, 2008, to the knowledge of Company, no employee of Company or any of its Subsidiaries has provided or is providing information to any Governmental Entity regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act of 2002 by Company or any of its Subsidiaries.
     Section 2.23. Company Rights Agreement. Company and the Board of Directors of Company have taken all necessary action to defer any “Separation Time” of “Rights” (as such terms are defined in the Company Rights Agreement) that may occur pursuant to that certain Shareholder Rights Plan Agreement, dated August 20, 2009, between Company and Computershare Investor Services Inc. (the “Company Rights Agreement”) as a result of this Agreement and the transactions contemplated hereby. Company has made available to Acquiror a complete and correct copy of the Company Rights Agreement, as amended through the date of this Agreement.
     Section 2.24. Bankruptcy Matters. The Plan of Reorganization is in full force and effect, and Company has implemented or is implementing the terms of the Plan of

Reorganization. To the best of its knowledge, Company is, in all material respects, in compliance with all of the orders entered, respectively, by the U.S. Bankruptcy Court and the Quebec Superior Court. Specifically, for illustrative purposes and for the elimination of uncertainty, Company (a) has, in the Chapter 11 proceedings pending before the U.S. Bankruptcy Court (the “U.S. Proceedings”), assumed or rejected all applicable executory contracts between it and third parties in the U.S. Proceedings and paid or otherwise resolved all of its cure obligations in respect of such executory contracts; (b) has paid, will pay, or has made arrangements to pay, as applicable, all of the governmental fees required to be paid under 28 U.S.C. § 1930 in respect of the U.S. Proceedings and any similar requirements under the Companies’ Creditors Arrangement Act in respect of the proceedings pending before the Quebec Superior Court (the “Canadian Proceedings”); (c) has resolved or transferred to a non-related entity to resolve any and all adversary proceedings pending in the U.S. Proceedings as of the effective date of the Plan of Reorganization, and, in the U.S. Proceedings, has resolved or transferred to a non-related entity to resolve all causes of action against persons arising under sections 544, 545, 547, 548, or 553 of the U.S. Bankruptcy Code or similar state laws; (d) with respect to all claims that have been or are being asserted in the U.S. Proceedings or the Canadian Proceedings on account of Taxes, such claims have been paid or will be addressed in the U.S. Proceedings or the Canadian Proceedings, as applicable, and will be resolved and/or paid as provided for under the Plan of Reorganization; (e) has established appropriate claims resolution procedures incident to each of the U.S. Proceedings and the Canadian Proceedings, which in the U.S. Proceedings was approved by order of the U.S. Bankruptcy Court entered November 5, 2009; (f) intends, pursuant to the Plan of Reorganization and the indenture authorized by it, to issue unsecured notes in an aggregate principal amount not to exceed $75,000,000 (plus any interest, surcharges and other amounts payable consistent with the indenture) and/or cash in lieu thereof to holders of Class 3 Claims in the U.S. Proceedings under the Plan of Reorganization in full satisfaction and discharge of their claims, and anticipates making payments on account of and/or in satisfaction of such unsecured notes in accordance with the terms and conditions of the indenture; (g) does not anticipate filing any plan amendments and anticipates applying for a final decree from the U.S. Bankruptcy Court as soon as reasonably practicable after the U.S. Proceedings have been fully administered and all claims have been finally determined and either allowed and/or disallowed and expunged; (h) has resolved or is resolving any claims filed in the U.S. Proceedings by any Governmental Entity, including such claims that involve environmental damage or remediation; and (i) has, to the best of its knowledge, taken all steps necessary, if any, specifically required under either the Plan of Reorganization or applicable bankruptcy laws, (A) to provide notice to all parties affected by or interested in the Arrangement and (B) to obtain any necessary and appropriate judicial order in respect of the Arrangement.
     Section 2.25. No Brokers or Finders. With the exception of the engagement of Morgan Stanley & Co. Incorporated and UBS Securities Canada Inc. by Company, none of Company and its Subsidiaries has any liability or obligation to pay any fees or commissions to any financial advisor, broker, finder or agent with respect to the transactions contemplated hereby. Company has provided Acquiror with a correct and complete copy of any engagement letter or other Contract between Company and Morgan

Stanley & Co. Incorporated and/or UBS Securities Canada Inc. relating to the Arrangement and the other transactions contemplated hereby.
     Section 2.26. Full Disclosure. As of the date hereof, there is no non-public information about Company and its Subsidiaries not otherwise disclosed in this Agreement, the Company Securities Reports, the Company Disclosure Schedule or otherwise disclosed to Acquiror through the electronic data room established for such purpose as of the date hereof that a reasonable investor would consider material to a decision whether to buy or sell Company Common Shares. “Material” information for this purpose means any information to which there is a substantial likelihood that a reasonable investor would attach importance in reaching a decision to buy, sell or hold any securities of Company because the information would significantly alter the total mix of information available to such investor.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND ACQUIROR SUB
          Except as set forth in the corresponding sections or subsections of the disclosure schedule delivered by Acquiror to Company prior to the execution and delivery of this Agreement (the “Acquiror Disclosure Schedule”), each of Acquiror and Acquiror Sub (subject to Section 4.6) represents and warrants to Company as follows:
     Section 3.1. Organization and Qualification. Each of Acquiror and its Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has full power and authority to own, operate and lease the properties and assets owned or used by it and to carry on its business as and where such is now being conducted. Each of Acquiror and its Subsidiaries is duly licensed or qualified to do business as a foreign corporation (or other applicable entity), and is in good standing, in each jurisdiction wherein the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror. Attached to Section 3.1 of the Acquiror Disclosure Schedule is a correct and complete copy of the restated articles of incorporation and by-laws of Acquiror, including any amendments thereto, as presently in effect.
     Section 3.2. Subsidiaries. Section 3.2 of the Acquiror Disclosure Schedule sets forth a correct and complete list of (a) all of Acquiror’s Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary and the percentage of each Subsidiary’s outstanding Equity Interests owned by Acquiror, a Subsidiary of Acquiror and any other Person and (b) Acquiror’s or its Subsidiaries’ outstanding Equity Interests in any other Person other than securities of a publicly traded company held for investment by Acquiror or any of its Subsidiaries and consisting of less than 1% of the outstanding

Equity Interests of such Person. Acquiror does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Acquiror under the HSR Act.
Section 3.3. Capitalization.
          (a) The authorized capital stock of Acquiror consists entirely of (i) 80,000,000 shares of Acquiror Class A Common Stock, 80,000,000 shares of Class B Common Stock, par value of $0.025 per share, 20,000,000 shares of Class C Common Stock, par value of $0.025 per share, and 500,000 shares of Preferred Stock, par value of $0.01 per share. As of the date of this Agreement, (ii) 12,843,145 shares of Acquiror Class A Common Stock, 15,005,672 shares of Class B Common Stock, 245,353 shares of Class C Common Stock and 0 shares of Preferred Stock were issued and outstanding, and (iii) 8,461,791 shares of Acquiror Class A Common Stock, 592 shares of Class B Common Stock, 218,553 shares of Class C Common Stock and 0 shares of Preferred Stock were held in treasury of Acquiror. As of the date of this Agreement, there are outstanding options to acquire Acquiror Shares from Acquiror representing in the aggregate the right to acquire 3,837,634 shares of Acquiror Class A Common Stock (collectively, the “Acquiror Stock Options”) under the Acquiror Amended 1990 Stock Option Plan or the Acquiror 1999 Nonqualified Stock Option Plan. (collectively, the “Acquiror Stock Plans”).
          (b) At the Effective Time, (i) all of the issued and outstanding capital stock of Acquiror Sub will be owned by Acquiror, and (ii) there will be (A) no other shares of capital stock or voting securities of Acquiror Sub, (B) no securities of Acquiror Sub convertible into or exchangeable for shares of capital stock or voting securities of Acquiror Sub and (C) no options or other rights to acquire from Acquiror Sub, and no obligations of Acquiror Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Acquiror Sub. Prior to the Effective Time, Acquiror Sub will have no, assets, liabilities or obligations of any nature other than those incident to its formation and the Arrangement and the other transactions contemplated by this Agreement.
          (c) Except as set forth above, as of the date of this Agreement, no Equity Interests of Acquiror have been issued or reserved for issuance or are outstanding. All issued and outstanding Acquiror Shares are duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights and registration rights. No Acquiror Shares have been issued in violation of any preemptive (or similar) rights.
          (d) All issued and outstanding Equity Interests of each Subsidiary are (i) duly authorized, validly issued, fully paid and nonassessable, (ii) free of preemptive (or similar) rights and registration rights and (iii) are owned by Acquiror or a wholly-owned Subsidiary free and clear of any Share Encumbrances. Neither Acquiror nor any of its Subsidiaries is obligated to make any contribution to the capital of, make any loan to or guarantee the debts of, any Person, including any joint venture or similar entity.

          (e) No Voting Debt of Acquiror or any of its Subsidiaries is issued or outstanding. There are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, restricted stock, stock-based performance units or Contracts of any kind to which Acquiror or any of its Subsidiaries is a party or by which any of them is bound (i) obligating Acquiror or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional Equity Interests in, or any security convertible or exercisable for or exchangeable into any Equity Interest of, Acquiror or any of its Subsidiaries or any Voting Debt of Acquiror or any of its Subsidiaries, (ii) obligating Acquiror or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, unit or Contract or (iii) giving any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of Equity Interests of Acquiror or any of its Subsidiaries.
          (f) There are no Share Encumbrances to which Acquiror or any of its Subsidiaries is a party or by which Acquiror or any of its Subsidiaries is bound relating to the issued or unissued Equity Interests of Acquiror or any of its Subsidiaries (including any such Contracts that may limit in any way the solicitation of proxies by or on behalf of Acquiror from, or the casting of votes by, its shareholders with respect to the Arrangement) or granting to any Person the right to elect, or to designate or nominate for election, a director to the Board of Directors of Acquiror or a director of the board of directors or similar supervisory body of any Subsidiary of Acquiror. There are no programs in place or outstanding obligations of Acquiror or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any Equity Interests of Acquiror or any of its Subsidiaries or (ii) to vote or to dispose of any Equity Interest of any of Acquiror’s Subsidiaries.
     Section 3.4. Authorization. Each of Acquiror and Acquiror Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to the adoption of this Agreement by Acquiror as the sole shareholder of Acquiror Sub and the approval of the consummation of the transactions contemplated hereby by the affirmative vote of more than 50% of the votes cast by those holders of Acquiror Shares (including the votes cast by the trustees under the Acquiror Voting Trust Agreement with respect to the Acquiror Shares held under the Acquiror Voting Trust Agreement) present in person or represented by proxy at the Acquiror Meeting at which a quorum is present, with all of the Acquiror Shares voting together as a single class in one instance and the shares of Class B Common Stock of Acquiror voting separately as a single class in another instance (the “Acquiror Requisite Shareholder Vote”). The approval by written consent of the beneficiaries of the Acquiror Voting Trust holding trust certificates representing at least two thirds of the capital stock of Acquiror then held under the Acquiror Voting Trust and the approval of at least three fourths of the trustees of the Acquiror Voting Trust are the only authorization or approval required pursuant to the Voting Trust Agreement in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Acquiror Sub, and no other corporate proceedings on the part of Acquiror or its shareholders or Acquiror Sub are necessary to authorize this Agreement and to consummate the transactions contemplated hereby, other than the adoption of this Agreement by Acquiror as the sole shareholder of Acquiror Sub and the approval of the transactions contemplated by this Agreement by the Acquiror Requisite Shareholder Vote. This Agreement has been duly executed and delivered by each of Acquiror and Acquiror Sub and, assuming due authorization, execution and delivery by Company, constitutes a legal, valid and binding obligation of Acquiror and Acquiror Sub, enforceable against them in accordance with its terms, subject to the Bankruptcy and Equity Exception.
     Section 3.5. No Violation.
          (a) The execution and delivery by Acquiror of this Agreement do not, and the performance by Acquiror of this Agreement will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result by its terms in the, termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or create any obligation to make a payment to any other Person under, or the loss of, any properties or assets of Acquiror or any of its Subsidiaries pursuant to (i) any Law or Order, (ii) any provision of the articles of incorporation, by-laws or other charter documents of Acquiror or any of its Subsidiaries or (iii) any Contract to which Acquiror or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound or of any license, permit, approval, authorization or consent of any Governmental Entity held by, or affecting, or relating in any way to, the properties, assets or business of, Acquiror or any of its Subsidiaries, except, in the case of this subclause (iii), as individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror. The execution and delivery by Acquiror of this Agreement do not, and the performance by each of Acquiror of this Agreement will not, result in the creation of any Share Encumbrance upon any Equity Interests of Acquiror or any of its Subsidiaries or any Lien upon any of the material properties or assets of Acquiror or any of its Subsidiaries (excluding, in the case of Liens on any of material properties or assets, any Permitted Liens).
          (b) Except for (i) filings as required by applicable requirements of the Securities Laws and the Regulatory Laws, (ii) the filing and recordation of appropriate documents as required by the CBCA and the Wisconsin Business Corporation Law and (iii) filings that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. No waiver, consent, approval or authorization of any Governmental Entity is required to be obtained or made by Acquiror or any of its Subsidiaries in connection with its execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except (A) where the failure to obtain such waiver, consent, approval or authorization would not prevent or materially delay the performance by Acquiror of its obligations under this Agreement or (B) in connection with any submission or filing described in subclauses (i), (ii) and (iii) above.
          (c) The execution, delivery and performance of the Voting and Support Agreement by the trustees under the Acquiror Voting Trust Agreement, the Acquiror Voting Trust and the trust beneficiaries party thereto do not, and will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under (i) any provision of the articles of incorporation or by-laws of Acquiror, (ii) the Acquiror Voting Trust Agreement or (iii) to the knowledge of Acquiror, any Contract to which any of such trustees or beneficiaries is a party.
     Section 3.6. Acquiror Financial Statements.
          (a) Attached to Section 3.6(a) of the Acquiror Disclosure Schedule are financial statements of the Acquiror and its Subsidiaries (collectively, the “Acquiror Financial Statements”) consisting of (i) the audited consolidated financial statements (including balance sheets and statements of income and cash flows) of Acquiror and its Subsidiaries for each of the fiscal years ended December 31, 2008 and December 31, 2007 (including the notes contained therein or annexed thereto), which financial statements have been reported on, and are accompanied by, the signed, unqualified opinions of Deloitte & Touche LLP, independent accountants for Acquiror for such years, and (ii) an unaudited consolidated balance sheet of Acquiror and its Subsidiaries as of September 30, 2009 (the “Acquiror Recent Balance Sheet”) and the related unaudited statement of income and cash flows for the nine months then ended. The Acquiror Financial Statements (A) were prepared in accordance with generally accepted accounting principles in the U.S. applied on a consistent basis (except, in the case of unaudited statements, for the absence of footnote disclosure) and with the books and records of Acquiror and its Subsidiaries, and (B) fairly present the assets, liabilities, financial position, results of operations and cash flows of Acquiror and its Subsidiaries as of the dates and for the periods indicated.
          (b) Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, Acquiror and its Subsidiaries do not have any material liabilities or obligations that generally accepted accounting principles in the U.S. (as applied by Acquiror on a consistent basis) would require to be reflected or reserved against on a balance sheet, other than (i) liabilities or obligations reflected or reserved against on the Acquiror Recent Balance Sheet and (ii) liabilities or obligations that were incurred since the date of the Acquiror Recent Balance Sheet in the ordinary course of business consistent with past practice that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Acquiror.
Section 3.7. Tax Matters.

          (a) All Taxes of Acquiror and its Subsidiaries attributable to periods preceding or ending with the date of the Acquiror Recent Balance Sheet have been paid or have been included in a liability accrual for the specific Taxes on the Acquiror Recent Balance Sheet. Since the date of the Acquiror Recent Balance Sheet, neither Acquiror nor any of its Subsidiaries has incurred any Taxes other than Taxes incurred in the ordinary course of business consistent in type and amount with past practices of Acquiror or such Subsidiary.
          (b) Each of Acquiror and its Subsidiaries has timely filed all Tax Returns required to be filed, and all such Tax Returns were and are correct and complete, except for failures to so file or failures to be so correct and complete that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror.
          (c) Each of Acquiror and its Subsidiaries has duly withheld, collected and timely paid all Taxes that it was required to withhold, collect and pay relating to amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person, except for failures to withhold, collect or pay that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror.
          (d) No claim has been made by any taxing authority in a jurisdiction where Acquiror or any of its Subsidiaries does not file Tax Returns that such entity is or may be subject to Tax or required to file a Tax Return in such jurisdiction, except for those instances where neither the imposition of any such Tax nor the filing of any such Tax Return (and the obligation to pay the Taxes reflected thereon), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror. There are no outstanding waivers or comparable consents that have been given by Acquiror or any of its Subsidiaries regarding the application of the statute of limitations with respect to any Taxes or Tax Returns, other than in the ordinary course of business consistent with past practice. Neither Acquiror nor any of its Subsidiaries is subject to any Liens for Taxes, other than Liens for current Taxes not yet due and payable.
          (e) Neither Acquiror nor any of its Subsidiaries has received from any Tax authority with respect to Tax periods ending on or after December 31, 2002: (i) any notice of underpayment of Taxes or other deficiency, or notice of proposed adjustment; (ii) any request for information relating to Taxes; or (iii) any notice indicating an intent to commence an audit.
          (f) Since January 1, 2005, neither Acquiror nor any of its Subsidiaries has requested or received a Tax ruling, private letter ruling, technical advice memorandum, advance pricing agreement, competent authority relief or similar agreement, or has entered into a closing agreement or contract with any taxing authority that, in each case, remains outstanding or effective. Neither Acquiror nor any of its Subsidiaries is subject to a Tax sharing, allocation, indemnification or similar Contract (except such Contracts as are solely between Acquiror and its Subsidiaries) pursuant to which it could have an obligation to make a payment to any Person in respect of Taxes. Neither Acquiror nor any of its Subsidiaries has entered into any gain recognition agreement under Section 367 of the Code.
          (g) At no time has Acquiror or any Subsidiary of Acquiror been a member of an affiliated group of corporations that filed a consolidated U.S. federal income tax return, other than a group the common parent of which at such time was Acquiror or a Subsidiary of Acquiror. No affiliated group of corporations of which Acquiror or any Subsidiary of Acquiror has been a member has discontinued filing consolidated U.S. federal income tax returns during the three years preceding the Closing Date. Neither Acquiror nor any of its Subsidiaries has any liability for the Taxes of any person other than Acquiror and its Subsidiaries, whether such liability arises under Treas. Reg. § 1.1502-6 or under any comparable provision of state, local, or foreign law, or arises by contract, or as a transferee or successor, or otherwise.
          (h) Neither Acquiror nor any of its Subsidiaries is participating or has participated in a reportable or listed transaction within the meaning of Treas. Reg. § 1.6011-4 or Section 6707A(c) of the Code. With respect to all Tax periods ending on or after December 31, 2002: (i) Acquiror and each of its Subsidiaries have disclosed on their U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of U.S. federal income Tax within the meaning of Section 6662 of the Code; and (ii) neither Acquiror nor any of its Subsidiaries has received a Tax opinion with respect to any transaction relating to Acquiror or any of its Subsidiaries other than a transaction in the ordinary course of business. Neither Acquiror nor any of its Subsidiaries is the direct or indirect beneficiary of a guarantee of Tax benefits or any other arrangement that has the same economic effect with respect to any transaction or Tax opinion relating to Acquiror or any of its Subsidiaries.
          (i) Neither Acquiror nor any of its Subsidiaries has (i) been the “distributing corporation” or a “controlled corporation” (within the meaning of Section 355 of the Code) with respect to a transaction that was purported to be governed in whole or in part by Section 355 of the Code, (ii) participated in an international boycott within the meaning of Section 999 of the Code, or (iii) made or revoked any election under Treas. Reg. § 301.7701-3 regarding classification as a corporation, as a partnership, or as a disregarded entity.
          (j) Acquiror has duly elected to be treated as an “S Corporation” (as such term is defined in Section 1361(a)(1) of the Code) for United States federal income tax purposes in accordance with Section 1362 of the Code and the Treasury regulations promulgated thereunder, and the election by Acquiror to be treated as an S Corporation has been valid and in effect at all times since made through and until the Closing. Since its election to be treated as an S Corporation, Acquiror has not been subject to tax under Section 1375 of the Code (relating to excess net passive income). Neither Acquiror nor, to the knowledge of Acquiror, any of its shareholders has taken any action that would invalidate or terminate Acquiror’s election to be treated as an S Corporation at any time since such election was made (including any inadvertent termination or invalid election described in Section 1362(f)), and Acquiror is not aware that any Governmental Entity has asserted (or intends to assert) that Acquiror’s S Corporation election is invalid, has been terminated or has been (or will be) revoked.
     Section 3.8. Absence of Certain Changes. From the date of December 31, 2008 through the date of this Agreement, (a) Acquiror and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice in all material respects, (b) there has not been any change, event, development, condition, occurrence or combination of changes, events, developments, conditions or occurrences that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Acquiror, (c) neither Acquiror nor any of its Subsidiaries has increased the compensation or benefits of, or granted or paid any benefits to, any director, officer or other employee, or taken any similar action, except, in the case of this subclause (c), (i) to the extent required under the terms of any Contracts, trusts, funds or Acquiror Employee Benefit Plans disclosed in the Acquiror Disclosure Schedule, (ii) for increases in the compensation or benefits of officers of Acquiror that, in the aggregate, are not material and (iii) for increases in the compensation or benefits of other employees of Acquiror and its Subsidiaries in the ordinary course of business consistent with past practice and (d) there has not been any action taken by Acquiror or any of its Subsidiaries that would have required the consent of Company under Section 4.1(b) if such action was taken after the date of this Agreement.
     Section 3.9. Litigation; Orders. There is no claim, action, suit, arbitration, proceeding, investigation or inquiry, whether civil, criminal or administrative, pending or, to the knowledge of Acquiror, threatened against Acquiror or any of its Subsidiaries or any of their respective officers or directors (in such capacity) or any of their respective businesses or assets, at law or in equity, before or by any Governmental Entity or arbitrator, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror. None of Acquiror, any of its Subsidiaries or any of their respective businesses or assets is subject to any Order of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror. The term “knowledge” when used in this Agreement with respect to Acquiror shall mean the actual knowledge of J. Joel Quadracci, John Fowler, Dave Blais, Tom Frankowski, Andrew Schiesl, Kelly Vanderboom, Dave Honan, Gregg Bolt, Joe Muchlbach and John Sloane.
     Section 3.10. Permits. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, Acquiror and its Subsidiaries hold all licenses, permits, approvals, authorizations and consents of all Governmental Entities that are necessary for the operation of their respective businesses as now being conducted (collectively, the “Acquiror Permits”), and no suspension or cancellation of any of the Acquiror Permits is pending or, to the knowledge of Acquiror, threatened. Acquiror and its Subsidiaries are in compliance with the terms of Acquiror Permits, except for instances of noncompliance where neither the costs to comply nor the failure to comply, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror.
     Section 3.11. Compliance with Laws.
          (a) Acquiror and its Subsidiaries, and their respective assets, are in compliance with all Laws and Orders, except for instances of noncompliance where neither the costs to comply nor the failure to comply, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror.
          (b) To the knowledge of Acquiror, none of Acquiror, any of its Subsidiaries or any director, officer, employee, agent or other person associated with or acting on behalf of Acquiror or any of its Subsidiaries is an official, agent or employee of any government or Governmental Entity or political party or a candidate for any political office. During the previous five years, to the knowledge of Acquiror, none of Acquiror, any of its Subsidiaries or any director, officer, employee, agent or other person associated with or acting on behalf of Acquiror or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Acquiror or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from funds of Acquiror or any of its Subsidiaries, (iii) made any payments or gifts to any governmental officials out of funds of Acquiror or any of its Subsidiaries (but excluding payments to governmental agencies in amounts legally due and owing by Acquiror or any of its Subsidiaries), (iv) established or maintained any unlawful fund of monies or other assets of Acquiror or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Acquiror or any of its Subsidiaries or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business for Acquiror or any of its Subsidiaries, to obtain special concessions for Acquiror or any of its Subsidiaries or to pay for favorable treatment for business secured or to pay for special concessions already obtained for Acquiror or any of its Subsidiaries.
     Section 3.12. Environmental Matters.
          (a) Acquiror and each of its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws. Neither Acquiror nor any of its Subsidiaries has received any written notice of (i) any material violation of an Environmental Law or (ii) the institution of any claim, action, suit, proceeding, investigation or inquiry by any Governmental Entity or other Person alleging that Acquiror or any of its Subsidiaries may be in material violation of or materially liable under any Environmental Law.
          (b) Neither Acquiror nor any of its Subsidiaries has (i) placed, held, located, released, discharged, transported or disposed of any Hazardous Substances on, under,

from or at any of the properties currently or previously owned or operated by Acquiror or any of its Subsidiaries, except in a manner that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, (ii) any liability for any Hazardous Substance disposal or contamination on any of Acquiror’s or any of its Subsidiaries’ properties or any other properties that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror, (iii) reason to know of the presence of any Hazardous Substances on, under, at or coming from any of Acquiror’s or any of its Subsidiaries’ properties or any other properties but arising from the conduct of operations on Acquiror or any of its Subsidiaries, except in a manner that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, or (iv) received any written notice of (A) any actual or potential liability for the response to or remediation of Hazardous Substances at or arising from any of Acquiror’s or any of its Subsidiaries’ properties or any other properties or (B) any actual or potential liability for the costs of response to or remediation of Hazardous Substances at or arising from any of Acquiror’s or any of its Subsidiaries’ properties or any other properties, in the case of both subclauses (A) and (B), that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror. Acquiror has provided Company with correct and complete copies of all material environmental reports in the possession of Acquiror or any of its Subsidiaries or their respective Representatives or consultants, and in the case of Representatives and consultants, to the extent such reports were prepared or obtained for or at the direction of Acquiror or any of its Subsidiaries, relating to properties currently or formerly owned or operated by Acquiror or any of its Subsidiaries.
          (c) There are no acts, omissions, circumstances or conditions that would reasonably be expected to lead to material liability under Environmental Laws with respect to the business or operations of Acquiror or any of its Subsidiaries or the current or former ownership or operation of any real estate by Acquiror or any of its Subsidiaries.
          (d) No Environmental Law imposes any material obligation on Acquiror or any of its Subsidiaries arising out of or as a condition to any transaction contemplated hereby, including any requirement to modify or transfer any Acquiror Permit, any requirement to file any notice or other submission with any Governmental Entity, the placement of any notice, acknowledgement, or covenant in any land records, or the modification of or provision of notice under any Contract or consent Order.
          (e) Neither Acquiror nor any of its Subsidiaries has any material obligation, pursuant to any agreement, by operation of Law or otherwise, for any claims related to compliance with, or liability under, any Environmental Law.
     Section 3.13. Employee Benefits.
          (a) Section 3.13(a) of the Acquiror Disclosure Schedule sets forth a correct and complete list of all Employee Benefit Plans that are maintained by Acquiror, any of its Subsidiaries or any ERISA Affiliate of Acquiror or any of its Subsidiaries (each, an “Acquiror ERISA Affiliate”) or to which Acquiror, any of its Subsidiaries or any

Acquiror ERISA Affiliate is obligated to contribute, for current or former employees or directors (or dependents or beneficiaries thereof) of Acquiror, any of its Subsidiaries or any Acquiror ERISA Affiliate (collectively, the “Acquiror Employee Benefit Plans”).
          (b) Section 3.13(b) of the Acquiror Disclosure Schedule sets forth a correct and complete list of each Acquiror Employee Benefit Plan (excluding the Acquiror Non-US Benefit Plans) that is a Multiemployer Plan. During the last five years, none of Acquiror, its current or former Subsidiaries or any current or former Acquiror ERISA Affiliate has (A) withdrawn from any Multiemployer Plan in a complete or partial withdrawal under circumstances in which any withdrawal liability was not satisfied in full or (B) engaged in a transaction that is subject to Section 4069 of ERISA. None of Acquiror, any of its Subsidiaries or any Acquiror ERISA Affiliate is or has ever been a party to any multiple employer plan, as that term is defined in Section 413(c) of the Code or a multiple employer welfare arrangement as that term is defined in Section 3(40) of ERISA.
          (c) Section 3.13(c) of the Acquiror Disclosure Schedule sets forth a correct and complete list of each Acquiror Employee Benefit Plan (excluding the Acquiror Non-US Benefit Plans) that is a “single employer plan,” as defined in Section 4001(a)(15) of ERISA, that is subject to Title IV of ERISA. None of Acquiror, any of its Subsidiaries or any Acquiror ERISA Affiliate has incurred any outstanding liability under Section 4062, 4063 or 4064 of ERISA to the Pension Benefit Guaranty Corporation or to a trustee appointed under Section 4042 of ERISA. None of the Acquiror Employee Benefit Plans set forth in Section 3.13(c) of the Acquiror Disclosure Schedule or any other plan, fund or program maintained or contributed to by Acquiror, any of its Subsidiaries or any Acquiror ERISA Affiliate within the past six years that is subject to Title IV of ERISA has been terminated so as to subject, directly or indirectly, any assets of Acquiror or any of its Subsidiaries to any liability, contingent or otherwise, or the imposition of any Lien under Title IV of ERISA. No proceeding has been initiated by any Person (including the Pension Benefit Guaranty Corporation) to terminate any such plan. No “reportable event” (as defined in Section 4043 of ERISA) has occurred with respect to any such plan, and no such reportable event will occur as a result of the transactions contemplated hereby. No such plan is in “at risk” status within the meaning of Section 303 of ERISA.
          (d) Acquiror and each of its Subsidiaries have reserved, to the extent permitted by applicable Law, the right to amend, terminate or modify at any time all Acquiror Employee Benefit Plans (excluding the Acquiror Non-US Benefit Plans), except as limited by the terms of a collective bargaining agreement, and other than with respect to Acquiror Employee Benefit Plans that are executive compensation contracts and other bi-lateral agreements or arrangements between Acquiror and its Affiliates on the one hand and an individual on the other hand.
          (e) The Internal Revenue Service has issued a currently effective favorable determination letter with respect to each Acquiror Employee Benefit Plan (excluding the Acquiror Non-US Benefit Plans) that is intended to be a “qualified plan” within the meaning of Section 401 of the Code, and each trust maintained pursuant thereto has been determined to be exempt from federal income taxation under Section 501 of the Code by the IRS. Each such Acquiror Employee Benefit Plan has been timely amended since the date of the latest favorable determination letter in accordance with all applicable Laws. Nothing has occurred with respect to the operation of any such Acquiror Employee Benefit Plan that is reasonably likely to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code or the assertion of claims by “participants” (as that term is defined in Section 3(7) of ERISA) other than routine benefit claims.
          (f) None of Acquiror, its Subsidiaries, the officers or directors of Acquiror or any of its Subsidiaries or the Employee Benefit Plans (excluding the Acquiror Non-US Benefit Plans) that are subject to ERISA, any trusts created thereunder or any trustee or administrator thereof has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that would subject Acquiror, any of its Subsidiaries or any officer or director of Acquiror or any of its Subsidiaries to any material tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502 of ERISA.
          (g) There are no material claims (except claims for benefits payable in the ordinary course of business and proceedings with respect to qualified domestic relations orders), or any suits or proceedings pending or, to the knowledge of Acquiror, threatened against or involving any Acquiror Employee Benefit Plan (excluding the Acquiror Non-US Benefit Plans), asserting any rights or claims to benefits under any Acquiror Employee Benefit Plan (excluding the Acquiror Non-US Benefit Plans) or asserting any claims against any administrator, fiduciary or sponsor thereof. There are no pending or, to the knowledge of Acquiror, threatened investigations by any Governmental Entity involving any Acquiror Employee Benefit Plans (excluding the Acquiror Non-US Benefit Plans).
          (h) All Acquiror Employee Benefit Plans (excluding the Acquiror Non-US Benefit Plans) have been established, maintained and administered in accordance with their terms and with all provisions of applicable Laws, including ERISA and the Code, except for instances of noncompliance where neither the costs to comply nor the failure to comply, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror. All material contributions or premiums required to be made to, or benefit liabilities arising under the terms of, each Acquiror Employee Benefit Plan (excluding the Acquiror Non-US Benefit Plans) for all periods have been made or adequately reserved for or have been disclosed as liabilities on the Acquiror Recent Balance Sheet.
          (i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will: (i) increase any benefits otherwise payable under any Acquiror Employee Benefit Plan (excluding the Acquiror Non-US Benefit Plans); (ii) result in any acceleration of the time of payment or vesting of any such benefits; (iii) limit or prohibit the ability to amend or terminate any Acquiror Employee Benefit

Plan (excluding the Acquiror Non-US Benefit Plans); (iv) require the funding of any trust or other funding vehicle in respect of any Acquiror Employee Benefit Plan (excluding the Acquiror Non-US Benefit Plans); or (v) renew or extend the term of any agreement in respect of compensation for a U.S. employee of Acquiror or any of its Subsidiaries that would create any liability to Acquiror, Acquiror or their respective Affiliates.
          (j) Neither Acquiror nor any of its Subsidiaries have made any payments, or have been or is a party to a Contract or an Employee Benefit Plan (including this Agreement) that would obligate it to make payments, (either before or after the Closing Date) that will not be deductible because of Section 162(m) or Section 280G of the Code.
          (k) None of Acquiror, any of its Subsidiaries or any Acquiror ERISA Affiliate has communicated to any current or former employee or director any intention or commitment to establish or implement any additional material Acquiror Employee Benefit Plan or to amend or modify, in any material respect, any existing Acquiror Employee Benefit Plan (excluding the Acquiror Non-US Benefit Plans).
          (l) With respect to each Acquiror Employee Benefit Plan that is subject to the Law of any jurisdiction other than the United States (an “Acquiror Non-US Benefit Plan”), except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror: (i) to the knowledge of Acquiror, all employer and employee contributions to each Acquiror Non-US Benefit Plan required by Law or by the terms of such Acquiror Non-US Benefit Plan have been made or, if applicable, accrued in accordance with normal accounting practices; (ii) to the knowledge of Acquiror, all Acquiror Non-US Benefit Plans have been established, registered, administered, funded and invested in accordance with their terms, including the terms of the material documents that support such Acquiror Non-US Benefit Plan, any applicable Acquiror Labor Contract and all requirements of applicable Law, (iii) each Acquiror Non-US Benefit Plan required to be registered has been registered and has been maintained in good standing with the appropriate Governmental Entities; (iv) to the extent any Acquiror Non-US Benefit Plan is intended to qualify for special tax treatment, such Acquiror Non-US Benefit Plan meets all requirements for such treatment; (v) to the knowledge of Acquiror, no event has occurred respecting any Acquiror Non-US Benefit Plan that would entitle any Person (without consent of Acquiror) to wholly wind-up or terminate any Acquiror Non-US Benefit Plan; (vi) none of the Acquiror Non-US Benefit Plans provide for benefit increases or the acceleration of, or an increase in, funding obligations that are contingent upon, or will be triggered by, the completion of the transactions contemplated herein; (vii) there are no unfunded liabilities in respect of any Acquiror Non-US Benefit Plan, including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies where applicable; (viii) none of the Acquiror Non-US Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees; and (ix) there is no proceeding, action, suit or claim (other than routine claims for payments of benefits) pending or threatened involving any Acquiror Non-US Benefit Plan or its assets.

     Section 3.14. Labor and Employee Matters.(a)
          (a) Except for those Contracts with a labor union, labor organization or works council that are set forth in Section 3.16 of the Acquiror Disclosure Schedule (the “Acquiror Labor Contracts”), neither Acquiror nor any of its Subsidiaries is party to, or bound by, any labor agreement, collective bargaining agreement with any labor union, labor organization, works council or group of employees. Except for the Acquiror Labor Contracts, there are no labor agreements, collective bargaining agreements that pertain to any of the employees of Acquiror or any of its Subsidiaries. Except as described in the Acquiror Labor Contracts, no employees of Acquiror or any of its Subsidiaries are legally organized or recognized as a labor organization or represented by any labor union, labor organization or works council with respect to their employment with Acquiror or any of its Subsidiaries.
          (b) To the knowledge of Acquiror, no labor union, labor organization, works council or group of employees of Acquiror or any of its Subsidiaries has made a pending demand for recognition, certification, representation or bargaining, and there are no representation or certification proceedings or petitions pending or, to the knowledge of Acquiror, threatened to be brought or filed with the National Labor Relations Board or any other Governmental Entity. To the knowledge of Acquiror, there are no organizational attempts relating to labor unions, labor organizations or works councils occurring with respect to any employees of Acquiror or any of its Subsidiaries, and none have occurred within the previous 12 months.
          (c) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, (i) there are no unfair labor practice charges or complaints or appeals of such matters against Acquiror or any of its Subsidiaries pending or, to the knowledge of Acquiror, threatened before the National Labor Relations Board or any other Governmental Entity, (ii) there are no labor strikes, slowdowns, stoppages, walkouts, lockouts or other labor-related disputes pending or, to the knowledge of Acquiror, threatened against or affecting Acquiror or any of its Subsidiaries, (iii) there are no pending or, to the knowledge of Acquiror, threatened grievances or arbitration proceedings against or involving Acquiror or any of its Subsidiaries arising out of or under any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related Contract or Acquiror Employee Benefit Plan with any labor union, labor organization, works council or group of employees and (iv) Acquiror and its Subsidiaries have complied with all hiring and employment obligations under the Office of Federal Contract Compliance Programs rules and regulations, where applicable. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, require any consent or approval of, or any consultation with, any labor union, labor organization, works council or group of employees of Acquiror or any of its Subsidiaries.
     Section 3.15. Intellectual Property.

          (a) Acquiror and its Subsidiaries have good title to or, with respect to items not owned by Acquiror or its Subsidiaries, sufficient rights to use all Intellectual Property Rights that are owned or licensed by Acquiror or any of its Subsidiaries or utilized by Acquiror or any of its Subsidiaries in the conduct of their respective businesses (all of the foregoing items are referred to as the “Acquiror Intellectual Property”). To conduct the business of Acquiror and its Subsidiaries as presently conducted, neither Acquiror nor any of its Subsidiaries requires any Intellectual Property Rights that Acquiror and its Subsidiaries do not already own or license. Acquiror has no knowledge of any infringement or misappropriation by others of Intellectual Property Rights owned or used by Acquiror or any of its Subsidiaries. The conduct of the businesses of Acquiror and its Subsidiaries does not infringe on or misappropriate any Intellectual Property Rights of others. The consummation of the transactions contemplated hereby, including the Arrangement, will not impair any rights of Acquiror or any of its Subsidiaries in, to or under any Acquiror Intellectual Property.
          (b) No claims with respect to Acquiror Intellectual Property are pending or, to the knowledge of Acquiror, threatened by any Person (i) to the effect that the manufacture, performance, sale or use of any product, process or service as now used or offered or proposed for use or sale by Acquiror or any of its Subsidiaries infringes on any Intellectual Property Rights of any Person, (ii) against the use by Acquiror or any of its Subsidiaries of any Acquiror Intellectual Property or (iii) challenging the ownership, validity, enforceability or effectiveness of any Acquiror Intellectual Property.
     Section 3.16. Certain Contracts.
          (a) Except as set forth in Section 3.16(a) of the Acquiror Disclosure Schedule and except for Contracts with customers other than the Contracts with the largest 25 customers for the fiscal year ended December 31, 2009 (determined on the basis of the expected total dollar amount of net sales) if applicable, neither Acquiror nor any of its Subsidiaries is a party to or bound by any Contract that: (i) involves or would reasonably be expected to involve aggregate future payments by Acquiror and/or its Subsidiaries in excess of $5,000,000 or its foreign currency equivalent as of the date of this Agreement or aggregate future payments to Acquiror and/or its Subsidiaries in excess of $5,000,000 or its foreign currency equivalent as of the date of this Agreement (excluding purchase orders received and accepted by Acquiror and/or its Subsidiaries in the ordinary course of business consistent with past practice), (ii) would be required to be filed with the SEC under Item 601 of Regulation S-K of the Exchange Act if Acquiror was subject thereto, (iii) provides for or otherwise relates to joint venture, partnership, strategic alliance or similar arrangements, (iv) contains any non-competition, exclusivity, confidentiality or other obligation that purports to limit in any material respect the manner in which, or the geographic areas in which, the business of Acquiror or any of its Subsidiaries may be conducted or, after the Effective Time, would have the effect of limiting in any material respect the manner in which, or the geographic areas in which, the business of Company or any of its Subsidiaries may be conducted; (v) constitutes or provides for indentures, mortgages, promissory notes, loan agreements, guarantees, letter of credit or other agreements or instruments of Acquiror or any of its Subsidiaries or commitments for the borrowing or the lending by Acquiror or any of its Subsidiaries of amounts in excess of $1,000,000; (vi) is a license of Intellectual Property Rights to or from Acquiror or any of its Subsidiaries that is material to the business of Acquiror or any of its Subsidiaries; (vii) with any labor union, labor organization or works council; or (viii) contains any type of provision that becomes applicable due to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, but, in the case of this subclause (viii), excluding those Contracts that contain provisions that relate solely to the payment of a monetary amount of less than $5,000,000; or (ix) is material to Acquiror and its Subsidiaries taken as a whole, irrespective of amount or duration.
          (b) Each Acquiror Contract is valid and binding on Acquiror and/or its Subsidiaries, as applicable, and in full force and effect. Each of Acquiror and its Subsidiaries and, to the knowledge of Acquiror, the other Person or Persons thereto has in all material respects performed all of its obligations required to be performed by it under each Acquiror Contract, except for instances of noncompliance where neither the costs to comply nor the failure to comply, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror.
          (c) As of the date of this Agreement, no customer of Acquiror or any of its Subsidiaries that, individually or in the aggregate with its Affiliates, accounted for 1.0% or more of the consolidated revenues of Acquiror and its Subsidiaries during the 12-month period preceding the date of this Agreement has cancelled or otherwise terminated its relationship with Acquiror or any Subsidiary of Acquiror. As of the date of this Agreement, no group of customers of Acquiror or any of its Subsidiaries that, in the aggregate, accounted for 3.0% or more of the consolidated revenues of Acquiror and its Subsidiaries during the 12-month period preceding the date of this Agreement has cancelled or otherwise terminated its relationship with Acquiror or any Subsidiary of Acquiror.
     Section 3.17. Properties and Assets. Each of Acquiror and its Subsidiaries owns good and marketable title to the properties and assets that are material to its business (other than properties and assets held under valid leases or licenses), free and clear of all Liens, except those Liens for Taxes not yet due and payable and such other Liens or minor imperfections of title, if any, that do not materially detract from the value or interfere with the present use of the affected property or asset. Such properties and assets, together with all properties and assets held by Acquiror and its Subsidiaries under leases or licenses, include all tangible and intangible property, assets, Contracts and rights necessary or required for the operation of the business of Acquiror and its Subsidiaries as presently conducted.
     Section 3.18. Insurance. All material insurance policies maintained by Acquiror or any of its Subsidiaries, including policies with respect to fire, casualty, general liability, business interruption and product liability, are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the respective businesses, properties and assets of Acquiror and its Subsidiaries and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for failures to maintain such insurance policies that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror. Acquiror and each of its Subsidiaries have made all payments required to maintain such policies in full force and effect. Neither Acquiror nor any of its Subsidiaries has received notice of default under any such policy or notice of any pending or threatened termination or cancellation, coverage limitation or reduction or material premium increase with respect to any such policy.
     Section 3.19. Acquiror Board Approval. The Board of Directors of Acquiror, by resolutions duly adopted by vote at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (a) determined that this Agreement and the Arrangement are fair to and in the best interests of Acquiror and its shareholders, (b) approved this Agreement and the transactions contemplated hereby and (c) directed that such matter be submitted to a vote by Acquiror’s shareholders at the Acquiror Meeting.
     Section 3.20. Opinion of Financial Advisor. Acquiror has received the opinion of J.P. Morgan Securities Inc., to the effect that, as of the date of such opinion, the consideration to be paid by Acquiror pursuant to the Arrangement was fair, from a financial point of view, to Acquiror.
     Section 3.21. Affiliate Transactions. Section 3.21 of the Acquiror Disclosure Schedule sets forth a correct and complete list of all Related Party Contracts to which Acquiror or any of its Subsidiaries is party. To the knowledge of Acquiror, no Affiliate of Acquiror or any family member of such Affiliate has any direct or indirect interest in (i) any entity that does business with Acquiror or any of its Subsidiaries or is competitive with the business of Acquiror or any of its Subsidiaries or (ii) any property, asset or right that is used by Acquiror or any of its Subsidiaries in the conduct of its respective business.
     Section 3.22. Financing. Acquiror has provided Company with a correct and complete copy of a fully executed debt commitment letter, fee letter and term sheet, including all exhibits, schedules or amendments thereto as of the date of this Agreement (the “Debt Commitment Letter”), dated as of the date hereof, from its lenders party thereto pursuant to which such lenders have committed, subject to the terms and conditions set forth therein, to lend $1,200,000,000 to Acquiror. Except for the Debt Commitment Letter, Acquiror and its lenders party to the Debt Commitment Letter are not party to any Contract relating to such financing. The obligations of the lenders party to the Debt Commitment Letter to fund the commitments under the Debt Commitment Letter are not subject to any conditions other than as set forth in the Debt Commitment Letter. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and has not been terminated.
     Section 3.23. No Brokers or Finders. With the exception of the engagement of J.P. Morgan Securities Inc. by Acquiror, none of Acquiror and its Subsidiaries has any liability or obligation to pay any fees or commissions to any financial advisor, broker, finder or agent with respect to the transactions contemplated hereby.
     Section 3.24. Full Disclosure. As of the date hereof, there is no non-public information about Acquiror and its Subsidiaries not otherwise disclosed in this Agreement, the Acquiror Disclosure Schedule or otherwise disclosed to Company through the electronic data room established for such purpose as of the date hereof that a reasonable investor would consider material to a decision whether to buy or sell Acquiror Class A Common Stock. “Material” information for this purpose means any information to which there is a substantial likelihood that a reasonable investor would attach importance in reaching a decision to buy, sell or hold any securities of Acquiror because the information would significantly alter the total mix of information available to such investor.
ARTICLE IV
CERTAIN COVENANTS
     Section 4.1. Conduct of Business.
          (a) During the period commencing on the date of this Agreement and continuing until the Effective Time, except as specifically contemplated by this Agreement or the Company Disclosure Schedule or the Acquiror Disclosure Schedule (as applicable) or as otherwise approved in advance by the other Party (which approval shall not be unreasonably withheld, conditioned or delayed) and subject to applicable Law, each Party shall, and shall cause each of its Subsidiaries to, (i) conduct their respective businesses only in, and not take any action except, in the case of Acquiror, in the ordinary course of business consistent with past practice and, in the case of Company, in Company’s Ordinary Course of Business, (ii) use commercially reasonable efforts to preserve intact their respective business organizations, to keep available the services of their respective present officers and key employees and to preserve the existing relations and goodwill of those having business relationships with them, and (iii) use commercially reasonable efforts to cause each insurance policy or arrangement naming or providing for the same as a beneficiary or a loss payable payee, including directors’ and officers’ insurance, not to be canceled or terminated (unless such policy or arrangement is canceled or terminated, in the case of Acquiror, in the ordinary course of business consistent with past practice and, in the case of Company, in Company’s Ordinary Course of Business and concurrently replaced with a policy or arrangement underwritten by an internationally recognized insurance company with substantially similar coverage and having substantially similar deductibles and premiums) or materially impaired. During the period commencing on the date of this Agreement and continuing until the Effective Time, Company shall use its commercially reasonable efforts to (A) resolve, in a manner that Company determines in good faith is favorable to Company, those claims that remain subject to the claims resolution process in connection with the Plan of Reorganization and (B) take all steps necessary (to the best of its knowledge), if any, specifically required under either the Plan of Reorganization or applicable bankruptcy laws, (x) to provide notice to all parties affected by or interested in the Arrangement and (y) to obtain any necessary and appropriate judicial order in respect of the Arrangement.
          (b) During the period commencing on the date of this Agreement and continuing until the Effective Time, except as specifically contemplated by this Agreement, the Plan of Arrangement or the Company Disclosure Schedule or the Acquiror Disclosure Schedule (as applicable) and subject to applicable Law, neither Party shall, and neither Party shall permit any of its Subsidiaries to, take any of the following actions without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed):
          (i) make any change or amendment to their respective articles of incorporation, by-laws or other charter documents or, in the case of Company, the Company Rights Plan;
          (ii) declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or other property) with respect to any of their respective Equity Interests, other than dividends and distributions by a wholly-owned Subsidiary of one Party to its parent;
          (iii) purchase or redeem any of their respective outstanding Equity Interests or any rights, warrants or options to acquire any Equity Interests, adjust, split, combine or reclassify any of their respective Equity Interests or make any other changes in any of their respective capital structures;
          (iv) except for the actions that are consistent with the projected budget of a Party made available to the other Party prior to the date of this Agreement, (A) amend any material provision of any Employee Benefit Plan (except in connection with the submission of the proposed amendment of the Company RSU Plan for approval of Company shareholders as contemplated by Section 1.2), (B) adopt or enter into any arrangement that would be an Employee Benefit Plan (except as contemplated in connection with clause (D) below), (C) increase the compensation or benefits (including severance or termination pay) of, or grant any additional benefits (including Company Deferred Share Units, Company Restricted Share Units, severance or termination pay) to, any director, officer or employee, or take any similar action, except, in the case of this clause (C), to the extent required by applicable Law and for increases in the compensation or benefits of employees who are not officers of Company or Acquiror, in the case of Company, in Company’s Ordinary Course of Business and, in the case of Acquiror, in the ordinary course of business consistent with past practice, (D) hire any employee at an annual compensation level expected to be more than $200,000, (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Benefit Plan or change the manner in which contributions to such Employee Benefit Plan are made or the basis on which such contributions are determined, except as may be required by Law or generally accepted accounting principles consistently applied or (F) forgive any loans to directors, officers or employees;
          (v) except for the issuance of Company Common Shares upon the exercise of Company Warrants or the conversion of Company Preferred Shares, the issuance of shares of Acquiror Class A Common Stock upon the exercise of Acquiror Stock Options, outstanding on the date of this Agreement in accordance with their current terms, and the issuance of Company Deferred Share Units to the members of the Board of Directors of Company pursuant to the Company DSU Plan in full or partial payment of periodic director retainer fees at times and in amounts consistent with the past practices of Company, (A) issue, sell, pledge or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any Equity Interests or Voting Debt, (B) issue any securities convertible into or exchangeable for, or options, warrants to purchase, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or enter into any Contract or Company Employee Benefit Plan with respect to the issuance of, any of their respective Equity Interests or Voting Debt, including stock appreciation rights, phantom stock or stock-based performance units, (C) in the case of Acquiror, take any action to accelerate the vesting of any Acquiror Stock Options or (D) in the case of Company, take any action under the terms of Company Warrants, the Company DSU Plan or the Company RSU Plan that is inconsistent with the treatment that Section 1.1 and Section 1.2 contemplate;
          (vi) (A) incur or guarantee any indebtedness for borrowed money, except (x) to fund the distribution and other cash payments contemplated by Section 1.9(c) or (y) for working capital purposes under facilities existing on the date of this Agreement, the aggregate outstanding amount of which at any time shall not exceed $75,000,000, in the case of Acquiror, in the ordinary course of business consistent with past practice and, in the case of Company, in Company’s Ordinary Course of Business, (B) enter into interest rate swaps or foreign exchange and natural gas hedging transactions, except on customary commercial terms consistent with past practice and in compliance with its risk management policies in effect on the date of this Agreement and not to exceed $50,000,000 of notional debt in the aggregate, (C) except, in the case of Acquiror, in the ordinary course of business consistent with past practice and, in the case of Company, in Company’s Ordinary Course of Business, make any loans, advances or capital contributions to, or investments in, any other Person or (D) other than to fund the distribution and other cash payments contemplated by Section 1.9(c), enter into any new credit agreements or enter into any amendments or modifications of any existing credit agreements, except, in the case of Acquiror, for the execution and delivery of a credit agreement evidencing, and incurrence of indebtedness for borrowed money in connection with, financing on terms and conditions no less favorable to Acquiror as described in the Debt Commitment Letter;

          (vii) acquire (A) by merging or consolidating with, or by purchasing any portion of the Equity Interests or any material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or (B) any assets for more than $5,000,000 in the aggregate, except for purchases of inventory items or supplies, in the case of Acquiror, in the ordinary course of business consistent with past practice and, in the case of Company, in Company’s Ordinary Course of Business, and capital expenditures in compliance with Section 4.1(b)(xi);
          (viii) lease, mortgage or otherwise encumber, or sell, transfer or otherwise dispose of, any of their respective properties or assets (including Equity Interests of Subsidiaries) with a value in excess of $5,000,000 in the aggregate, except, in the case of Acquiror, in the ordinary course of business consistent with past practice and, in the case of Company, in Company’s Ordinary Course of Business;
          (ix) (A) make, rescind or change any Tax election, waive any restriction on any assessment period relating to Taxes, enter into any closing agreement regarding Taxes or settle or compromise any material amount of income Tax or other material Tax liability or refund or (B) change any material aspect of any method of accounting for Tax purposes, including transfer pricing policies;
          (x) (A) pay, discharge, waive or satisfy any claims, liabilities or obligations (absolute, accrued, asserted, unasserted, contingent or otherwise) except, in the case of Acquiror, in the ordinary course of business consistent with past practice and, in the case of Company, in Company’s Ordinary Course of Business or in accordance with their terms or (B) settle or compromise any material claim, action, proceeding or investigation except, in the case of Acquiror, in the ordinary course of business consistent with past practice and, in the case of Company, in Company’s Ordinary Course of Business;
          (xi) make any capital expenditures in excess of $20,000,000 in the aggregate during any 12-month period or make or commit to make any capital expenditures in excess of $35,000,000 in the aggregate other than (A) in the case of Company, as reflected in Company’s capital expenditure budget, a correct and complete copy of which has been made available to Acquiror, and (B) in the case of Acquiror, as reflected in Acquiror’s capital expenditure budget, a correct and complete copy of which has been made available to Company;
          (xii) in the case of Company, (A) terminate any Company Contract, or make any amendment to any Company Contract or any material Related Person Contract, other than the Employee Benefit Plans or renewals of Contracts without changes in terms that are materially adverse to Company or any of its Subsidiaries and other than in Company’s Ordinary Course of Business, or (B) enter into or terminate any material Related Person Contract;

          (xiii) in the case of Acquiror, (A) terminate any Acquiror Contract, or make any amendment to any Acquiror Contract or any material Related Person Contract, other than the Employee Benefit Plans or renewals of Contracts without changes in terms that are materially adverse to Acquiror or any of its Subsidiaries and other than in the ordinary course of business consistent with past practice, or (B) enter into or terminate any material Related Person Contract;
          (xiv) implement or adopt any change in accounting principles, practices or methods except to the extent required by applicable generally accepted accounting principles;
          (xv) adopt a plan of liquidation or resolution providing for the liquidation or dissolution;
          (xvi) take any action or omit to take any action that it reasonably expects would cause any of its representations and warranties herein to become untrue in any material respect; or
          (xvii) authorize or enter into any Contract, Company Employee Benefit Plan (in the case of Company) or Acquiror Employee Benefit Plan (in the case of Acquiror) to do any of the foregoing.
     Section 4.2. Access and Information.
          (a) Upon reasonable notice, each Party shall, and each Party shall cause its Subsidiaries to, afford the other Party and its officers, directors, employees, consultants, representatives and other agents, including investment bankers, attorneys, accountants and other advisors (collectively, “Representatives”), reasonable access, during normal business hours prior to the Effective Time, to the officers, employees, properties, books and records of the other Party and its Subsidiaries so that they may have the opportunity to make such investigations of the business and affairs of the other Party and its Subsidiaries as they reasonably desire. Each Party shall cause its officers and employees, in a manner consistent with the fulfillment of their ongoing duties and obligations, to furnish such additional financial and operating data and other information, and respond to such inquiries, as the other Party reasonably requests from time to time. Prior to their filing, each Party shall furnish, as promptly as reasonably practicable, to the other Party a copy of each registration statement, prospectus, report, schedule, form, statement and other document that will be filed by it or any of its Subsidiaries after the date of this Agreement pursuant to the requirements of Securities Laws or the Securities Authorities.
          (b) Prior to the Effective Time, each Party shall furnish, as promptly as reasonably practicable, to the other Party a copy of all monthly and other interim financial statements as the same become available and shall cause one or more of its designated Representatives to confer on a regular and frequent basis with designated Representatives of the other Party. Each Party shall provide the other Party with prompt written notice of any material change in the business or affairs of such Party or any of its Subsidiaries and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) by Governmental Entities, or the institution or, to its knowledge, the threat of material litigation (including all litigation relating to the transactions contemplated hereby), and such disclosing Party shall keep the other Party fully informed of such events.
          (c) Prior to the Effective Time, each Party shall confer on a regular and frequent basis with one or more Representatives of the other Party to report operational matters of materiality and the general status of ongoing operations. Subject to applicable Law, prior to the Effective Time, Company shall, and shall cause its Subsidiaries to, cooperate with Acquiror as it reasonably requests to assist Acquiror in planning to implement Acquiror’s plans for conducting the combined operations of Acquiror and its Subsidiaries, together with Company and its Subsidiaries, after the Effective Time.
          (d) Notwithstanding the foregoing, neither Party (nor any of its Subsidiaries) shall be required to provide access to or to disclose (i) information that, if provided, would adversely affect the ability of such Party (or any of Subsidiaries) to assert attorney-client or attorney work product privilege or a similar privilege, (ii) information that, in the reasonable opinion of such Party’s legal counsel, may result in a violation of any applicable Law or Order or any binding Contract entered into prior to the date of this Agreement or (iii) information that such Party reasonably believes is competitively sensitive. Each Party shall use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
          (e) No investigation made by either Party or its Representatives shall affect the representations and warranties made by the other Party in this Agreement.
     Section 4.3. Commercially Reasonable Efforts; Cooperation.
          (a) Prior to the Effective Time, each Party shall cooperate with and assist the other Party, and shall use its commercially reasonable efforts, to promptly (i) take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated hereby as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any other Person, including any Governmental Entity, that are necessary, proper or advisable to consummate the transactions contemplated hereby. Except as specifically contemplated by this Agreement, neither Party shall take any action or omit to take any commercially reasonable action where such action or omission would reasonably be expected to result in (A) the inability to satisfy any of the conditions set forth in ARTICLE V or (B) a material delay in the satisfaction of any of such conditions.

          (b) In furtherance and not in limitation of Section 4.3(a), each Party shall (i) make all appropriate filings and/or applications under all applicable Regulatory Laws, including in the jurisdictions set forth in Exhibit F, with respect to the transactions contemplated hereby as promptly as reasonably practicable after the date of this Agreement (which filings and applications in the United States and Canada shall be made in any event within five Business Days after the date of this Agreement), (ii) comply at the earliest practicable date with any request under all applicable Regulatory Laws for additional information, documents or other materials received by such Party and its Affiliates from any Governmental Entity in respect of such filings, applications or such transactions, including, if applicable, using such Party’s best efforts to produce the information necessary to comply with a request from the U.S. Federal Trade Commission or the U.S. Department of Justice for additional information and documentary material (i.e., a request commonly referred to a “Second Request”), (iii) cooperate with the other Party in connection with such filings and applications (including, to the extent permitted by applicable Law, providing copies of all such documents to the non-filing Parties prior to filing and consulting with the other Party with respect to the content thereof) and (iv) use commercially reasonable efforts to resolve any investigation or other inquiry of any Governmental Entity under all applicable Regulatory Laws, including by contesting administratively and in court any adverse determination made by a Governmental Entity under any applicable Regulatory Law, if such investigation, other inquiry or adverse determination is reasonably likely to materially delay, impair or prevent the consummation of the transactions contemplated hereby.
          (c) In connection with this Section 4.3, each Party shall promptly inform the other Party of any material communication received by such Party from, or given by such Party to, any Governmental Entity in connection with any filing or application with, submission to or investigation or inquiry by any Governmental Entity under any applicable Regulatory Law and, to the extent permitted by Law, promptly provide copies thereof. No Party shall independently participate in any formal meeting or pre-planned discussions with any Governmental Entity in respect of any such filing, submission, investigation or inquiry without providing the other Party with reasonable prior notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate. Subject to applicable Law, the Parties shall consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals relating to any such filing, application, submission, investigation or inquiry made or submitted by or on behalf of either Party. Either Party may, as it deems advisable, reasonably designate any competitively sensitive material provided to the other Party under this Section 4.3 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to directors, officers, employees or other agents of the recipient, unless the materials contained therein are summarized or redacted to remove competitively sensitive materials and express prior written permission is obtained from the source of the materials.

          (d) Acquiror acknowledges that its commercially reasonable efforts under this Section 4.3 may include an obligation that Acquiror grant a license in respect of, dispose of, hold separate or become subject to a restriction on its ownership or operation of all or any portion of Company or any of its Subsidiaries (but excluding all or any portion of Acquiror or any entity in which Acquiror, directly or indirectly, owns a majority Equity Interest immediately prior to the Effective Time (provided that Acquiror shall not be obligated to grant a license in respect of, dispose of, hold separate or become subject to a restriction on its ownership or operation of all or any portion of any U.S. or Brazilian entity in which Acquiror, directly or indirectly, owns an Equity Interest immediately prior to the Effective Time)), or enter into any agreement or commitment with respect to such license, disposal, holding separate or restriction, in connection with the performance of its obligations under this Section 4.3 if, and only if, all of the following criteria are satisfied: (i) such license, disposal, holding separate, restriction or agreement (the “Consent Agreement”) is required by a Governmental Entity to permit the consummation of the transactions contemplated hereby under an applicable Regulatory Law in a jurisdiction set forth in Exhibit F; (ii) the business product lines or assets that would be held separate, divested or otherwise affected by all Consent Agreements collectively generated gross revenues in an amount that is less than $150,000,000 during the 2009 calendar year; and (iii) the effect of all Consent Agreements collectively would have an immaterial effect on the ability of Acquiror and its Subsidiaries to achieve the level of synergies reasonably expected as of the date hereof to be achieved after the consummation of the transactions contemplated hereby. Except to the extent required by the preceding sentence, nothing in this Agreement shall require Acquiror (or any of its Subsidiaries) to grant a license in respect of, or to dispose or hold separate, or to agree to grant a license, dispose of, hold separate or restrict its ownership and operation of, any of the businesses or assets of Acquiror and its Subsidiaries, including, for this purpose, Company and its Subsidiaries, for any reason or purpose.
     Section 4.4. Financing.
          (a) Acquiror shall use its commercially reasonable efforts to arrange financing on terms and conditions no less favorable to Acquiror as described in the Debt Commitment Letter the (“Debt Financing”), including its commercially reasonable efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions set forth therein and (ii) satisfy all conditions applicable to Acquiror in such definitive agreements that are reasonably within its control. Acquiror shall provide Company with prompt written notice of any material breach of the Debt Commitment Letter (by any party) or any termination of the Debt Commitment Letter. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Acquiror shall use its commercially reasonable efforts to arrange to obtain any such portion from alternative sources on terms and conditions no less favorable to Acquiror (as determined in the reasonable judgment of Acquiror) as promptly as reasonably practicable following the occurrence of such event. Acquiror shall keep Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Commitment Letter without first consulting with Company or, if such amendment would or would be reasonably expected to have a Material Adverse Effect on Acquiror, without first obtaining Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
          (b) Company shall use commercially reasonable efforts to provide, and to cause its Subsidiaries and Representatives to provide, all cooperation reasonably requested by Acquiror in connection with the Debt Financing, including any sale of securities required by the lenders in connection therewith (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Company and its Subsidiaries), including its commercially reasonable efforts to (i) provide financial and other information relating to Company and its Subsidiaries to the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing or other financings in connection with the transactions contemplated hereby (the “Financing Parties”) (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of Acquiror and Company customary for such financing or reasonably necessary for the completion of the Debt Financing by the Financing Parties to the extent reasonably requested by Acquiror (including prior real estate title commitments, surveys, environmental reports and similar information)) to assist in the preparation of customary offering or information documents to be used for the completion of the Debt Financing, (ii) participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers for the Debt Financing and senior management and other Representatives, with appropriate seniority and expertise, of Company), presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies, (iii) assist in the preparation of (A) customary offering documents, bank information memoranda, prospectuses and similar documents (including historical and pro forma financial statements and information) for the Debt Financing, and (B) materials for rating agency presentations, (iv) cooperate with the marketing efforts for the Debt Financing (including consenting to the use of Company’s and its Subsidiaries’ logos), (v) execute and deliver (and use commercially reasonable efforts to obtain from its advisors), and cause its Subsidiaries to execute and deliver (or use commercially reasonable efforts to obtain from its advisors), customary certificates (including a certificate of the principal financial officer of Company or any Subsidiary with respect to solvency matters), accounting comfort letters (including consents of accountants for use of their reports in any materials relating to the Debt Financing), legal opinions or other documents and instruments relating to guarantees and other matters ancillary to the Debt Financing as may be reasonably requested by Acquiror, including such documents as Acquiror reasonably requests whereby certain Subsidiaries of Company agree to become “Restricted Subsidiaries” under the Note Agreement described in Section 3.16 of the Acquiror Disclosure Schedule, contingent upon the consummation of the amalgamation described in the Plan of Arrangement or any later time (which shall, subject to an express prohibition contained in a court order against the applicable Subsidiary obtained as a result of an action commenced by a third party, be an absolute obligation, not qualified by commercially reasonable efforts), (vi) assist in (A) the preparation of, entering into and syndication of one or more credit agreements, note purchase agreements, indentures, currency or interest hedging agreements or other agreements, including by (1) refraining from entering into any competing financing transactions and (2) entering into, or causing its Subsidiaries to enter into, restricted subsidiary agreements in connection with Acquiror’s senior note agreement, provided that Company may authorize and designate an officer of Acquiror to execute such restricted subsidiary agreements (which shall, subject to an express prohibition contained in a court order against the applicable Subsidiary obtained as a result of an action commenced by a third party, be an absolute obligation, not qualified by commercially reasonable efforts), and (B) the amendment or termination of any of Company’s or its Subsidiaries’ existing credit agreements, note purchase agreements, capital lease agreements, currency or interest hedging agreements, letters of credit or other agreements, in each case, on terms satisfactory to Acquiror and that are reasonably requested by Acquiror in connection with the Debt Financing, provided that no obligation of Company or any of its Subsidiaries under any such agreements or amendments shall be effective until the consummation of the amalgamation contemplated by the Plan of Arrangement or any later time, (vii) have Company’s independent accountants provide their reasonable cooperation and assistance, (viii) provide authorization letters to the Financing Parties authorizing the distribution of information to prospective private side and public side lenders and containing a representation to the Financing Parties that the public side versions of such documents, if any, do not include material non-public information about Company or its Subsidiaries or securities, (ix) cooperate reasonably with Acquiror’s financing sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of Company, (x) refrain from pursuing any financing transactions that may delay, impede or otherwise adversely affect the Debt Financing and other financings in connection with the transactions contemplated hereby and (xi) assist the Financing Parties to benefit from the existing lending relationships of Company and its Subsidiaries; provided that no requested cooperation pursuant to this Section 4.4(b) shall delay the Closing and, until the consummation of the amalgamation contemplated by the Plan of Arrangement, neither Company nor any of its Subsidiaries shall (A) be required to pay any commitment or other similar fee, (B) have any liability or obligation under any credit agreement or other agreement or document related to the Debt Financing (or alternative financing that Acquiror may raise in connection with the transactions contemplated by this Agreement) or (C) be required to incur any other liability or expense in connection with the Debt Financing (or any alternative financing that Acquiror may raise in connection with the transactions contemplated by this Agreement) unless reimbursed or reasonably satisfactorily indemnified by Acquiror. Neither Company nor any of its Subsidiaries shall be required by this Section 4.4(b) to provide access to or to disclose (i) information that, if provided, would adversely affect the ability of Company (or any of its Subsidiaries) to assert attorney-client or attorney work product privilege or a similar privilege, (ii) information that, in the reasonable opinion of Company’s legal counsel, may result in a violation of any applicable Law or Order or any binding Contract entered into prior to the date of this Agreement or (iii) information that Company reasonably believes is competitively sensitive. Company shall use its commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

     Section 4.5. Company Redemption and Cancellation. Company shall (a) provide Acquiror with a reasonable opportunity to review and comment on all documents relating to the redemption of Company Preferred Shares and the Company Warrant Cancellation, (b) include in such documents all reasonable comments that Acquiror proposes and (c) not transmit such documents to any third party without the prior written consent of Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed.
     Section 4.6. Formation of Acquiror Subs; Accession. As promptly as reasonably practicable after the date hereof, and in any event within 45 days after the date hereof, Acquiror shall form Acquiror Sub and the other Subsidiaries of Acquiror as contemplated under the Plan of Arrangement (the “Acquiror Subs”). Promptly after incorporating Acquiror Subs, and in any event within 50 calendar days after the date hereof, (a) Acquiror shall cause the sole shareholder of Acquiror Sub, in its capacity as such, to approve and adopt this Agreement and (b) Acquiror shall cause Acquiror Sub to accede to this Agreement by executing a signature page to this Agreement, after which time Acquiror Sub shall be a party hereto for all purposes set forth herein. Notwithstanding any provision herein to the contrary, (i) the obligations of Acquiror Sub to perform its covenants hereunder shall commence only at the time of its incorporation and (ii) the representations and warranties of Acquiror Sub set forth in Article III shall be deemed to have been made as though Acquiror Sub had been a party to this Agreement as of the date hereof. Prior to the Effective Time, Acquiror shall take such actions as are reasonably necessary to cause the Board of Directors of Acquiror Sub to unanimously approve this Agreement and declare it advisable for Acquiror Sub to enter into this Agreement. Notwithstanding anything to the contrary in this Agreement, Acquiror and its Affiliates may amend, or cause to be amended, the by-laws of Acquiror Sub at any time prior to the Effective Time so long as such amendment would not impair, delay or prevent the Closing. Acquiror shall cause Acquiror Sub to comply with all obligations of Acquiror Sub under this Agreement.
     Section 4.7. Form S-4; Company Circular.
          (a) As soon as reasonably practicable after the date of this Agreement, Acquiror shall prepare and file with the SEC the Form S-4. Promptly after SEC Clearance, Company shall prepare and file with the applicable Securities Authorities the Company Circular, which Company Circular shall constitute a part of the Form S-4. Acquiror shall use its commercially reasonable efforts to have the Form S-4 declared effective under the U.S. Securities Act as promptly as practicable after its filing with the SEC, and Company shall mail or deliver the Company Circular to its shareholders as soon as reasonably practicable after SEC Clearance. Upon reasonable request, each Party shall furnish the other Party with all information reasonably necessary or advisable in connection with the Form S-4 or Company Circular.
          (b) Each Party shall, as promptly as practicable after receipt thereof, provide the other Party with copies of all written comments, and advise the other Party of all oral comments, with respect to the Form S-4 or Company Circular (as applicable) received from the Securities Authorities. If, at any time prior to the Effective Time, any information shall be discovered by Acquiror or Company that should be set forth in an amendment or supplement to the Form S-4 or Company Circular so that such documentation would not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other Party, and to the extent required by applicable Law, Acquiror shall promptly file an appropriate amendment to the Form S-4 describing such information with the SEC and Company shall promptly disseminate an appropriate amendment or supplement describing such information to its shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities.
          (c) Each Party agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Company Circular and any amendment or supplement thereto will, at the date of mailing to shareholders and at the times of the meeting of shareholders of Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Acquiror will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the U.S. Securities Act and the rules and regulations thereunder. Company will cause the Company Circular to comply as to form in all material respects with the applicable provisions of the Securities Laws.
          (d) Notwithstanding the foregoing, prior to the filing of the Form S-4 or the mailing of the Company Circular (or of any amendment or supplement to either of the foregoing) or responding to any comments of the Securities Authorities with respect to either of the foregoing, each Party shall (i) provide the other Party with a reasonable opportunity to review and comment on such document or response and (ii) include in such document or response all reasonable comments that the other Party proposes. On the date of their filing or delivery, each Party shall provide the other Party with a copy of all such filings with, and all such responses delivered to, the Securities Authorities. Notwithstanding anything to the contrary in this Agreement, no amendment or supplement (including by incorporation by reference) to the Company Circular shall be made without the prior written consent of Acquiror (which consent shall not be unreasonably withheld, delayed or conditioned), provided that the foregoing shall not limit the ability of either Party to timely make such amendments or supplements as may be required by Law.
     Section 4.8. Shareholder Meetings.

          (a) Each Party shall use its commercially reasonable efforts to cause the Company Meeting and the Acquiror Meeting (as applicable) to occur on the same date as soon as reasonably practicable after the procurement of the Interim Order and SEC Clearance and the Form S-4 has become effective, for the purpose of obtaining the Company Requisite Shareholder Vote in the case of Company and the Acquiror Requisite Shareholder Vote in the case of Acquiror. Except as required by Law or required by its shareholders, neither Acquiror nor Company shall adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) its shareholders’ meeting without the prior written consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned); provided that the shareholders’ meetings may be adjourned, postponed or cancelled if, on the date of the scheduled meeting, there exists an Acquisition Proposal that constitutes a Superior Proposal as to which the Party that is not the recipient of a Superior Proposal has a right to negotiate and make adjustments pursuant to Section 4.10. Company shall use commercially reasonable efforts to solicit the approval of the Arrangement Resolution by the Company Requisite Shareholder Vote, and Acquiror shall use commercially reasonable efforts to solicit the approval of the transactions contemplated by this Agreement by the Acquiror Requisite Shareholder Vote.
          (b) The Board of Directors of Company shall recommend approval of the Arrangement Resolution by the shareholders of Company to the effect set forth in Section 2.19, and the Board of Directors of Acquiror shall recommend approval of the transactions contemplated by this Agreement by the shareholders of Acquiror to the effect set forth in Section 3.19. The Board of Directors of each Party shall not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to the other Party such recommendation or take any action or make any statement in connection with the Company Meeting or Acquiror Meeting (as applicable) inconsistent with such recommendation, including a recommendation by such Party’s Board of Directors of an Acquisition Proposal (collectively, a “Change in Recommendation”); provided, however, that the Board of Directors of such Party may make a Change in Recommendation in accordance with, and subject to the limitations set forth in, Section 4.10. Absent a Change in Recommendation in accordance with, and subject to the limitations set forth in, Section 4.10, the Board of Directors of a Party shall reconfirm its recommendation to the effect set forth in Section 2.19 or Section 3.19 (as applicable) within five Business Days after a written request to do so by the other Party (or such longer period as is reasonably necessary for such Party to provide adequate notice of the meeting of the Board of Directors of such Party at which authorization to effect such reconfirmation will be obtained), provided that the Board of Directors shall not be required to reconfirm its recommendation after a prior reconfirmation unless, since such prior reconfirmation, an Acquisition Proposal is made or a material change in a previously disclosed Acquisition Proposal is made. Notwithstanding any Change in Recommendation or the existence of any Acquisition Proposal or any Superior Proposal, each Party shall cause this Agreement (and, in the case of Company, the Arrangement Resolution) to be submitted to its shareholders at the Company Meeting or Acquiror Meeting (as applicable) for the purpose of approving the Arrangement (and, in the case of Company, the Arrangement Resolution).

          (c) Acquiror shall vote any shares of common stock of Acquiror Sub owned by it or any of its Subsidiaries in favor of the adoption and approval of this Agreement at the meeting of shareholders of Acquiror Sub, at which this Agreement shall be submitted for adoption and approval and at all adjournments or postponements thereof (or, if applicable, by any action of shareholders of Acquiror Sub by consent in lieu of a meeting).
     Section 4.9. Stock Exchange Listing and De-Listing. Acquiror shall use its commercially reasonable efforts to cause the shares of Acquiror Class A Common Stock to be issued and paid in the Arrangement to be approved for listing on a national securities exchange in the United States prior to the Effective Time, subject to official notice of issuance. Acquiror shall use its commercially reasonable efforts to cause the Company Common Shares to be de-listed from the Toronto Stock Exchange and de-registered under the Exchange Act as soon as reasonably practicable after the Effective Time.
     Section 4.10. Acquisition Proposals.
          (a) Until this Agreement has been terminated in accordance with Section 6.1 (and the payments, if any, required to be made in connection with such termination pursuant to Section 6.2 have been made), each Party agrees that it will not, and will cause its Subsidiaries and its and their Representatives not to, directly or indirectly, (i) knowingly encourage (including by way of furnishing or disclosing information), solicit, initiate, make or facilitate the making of, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (ii) knowingly participate in any way in discussions or negotiations with, or furnish or disclose any information to, any Person (other than the other Party or any of its Subsidiaries) in connection with any Acquisition Proposal, (iii) release or permit the release of any Person from, or waive or permit the waiver of any provisions of, or otherwise fail to exercise its rights under, any confidentiality, standstill or similar agreement to which such Party is a party or under which such Party has any rights with respect to the divestiture of the voting securities or any material portion of the assets of such Party (except for any such agreement with the other Party or any of its Subsidiaries), (iv) in the case of Company, waive application of the Company Rights Plan, it being understood that the Company Rights Plan may terminate in accordance with the terms of the Company Rights Plan prior to the Effective Time, (v) effect a Change in Recommendation, (vi) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (vii) enter into any agreement, letter of intent, agreement-in-principle, acquisition agreement or other instrument contemplating or otherwise relating to any Acquisition Proposal or requiring such Party to abandon, terminate or fail to consummate any of the transactions contemplated hereby, including the Arrangement. Notwithstanding the foregoing, at any time prior to the procurement of the Company Requisite Shareholder Vote in the case of Company and of the Acquiror Requisite Shareholder Vote in the case of Acquiror, such Party (the “Acting Party”) may (and may permit its Subsidiaries and its and their Representatives to):

          (i) participate in discussions or negotiations with, or furnish or disclose nonpublic information to, any Person in response to an unsolicited, bona fide and written Acquisition Proposal that is submitted to the Acting Party by such Person after the date of this Agreement and prior to the approval of the transactions contemplated hereby at its shareholder meeting to be held pursuant to Section 4.8 if and so long as (A) none of the Acting Party, any of its Subsidiaries or any of its or their Representatives has violated in any material respect the provisions of this Section 4.10, (B) a majority of the members of the Board of Directors of the Acting Party determines in good faith, after consultation with a internationally recognized financial advisor, that (1) such Person is reasonably capable of consummating a Superior Proposal taking into account the legal, financial, regulatory and other aspects of such Acquisition Proposal and (2) such Acquisition Proposal is or is reasonably likely to become a Superior Proposal, (C) a majority of the members of the Board of Directors of the Acting Party determines in good faith, after consultation with its outside legal counsel, that failing to take such action would be inconsistent with its fiduciary duties under applicable Law, as such duties would exist in the absence of this Section 4.10, (D) at least one calendar day prior to participating in discussions or negotiations with, or furnishing or disclosing any nonpublic information to, such Person, the Acting Party provides the other Party with written notice of the identity of such Person and of the Acting Party’s intention to participate in discussions or negotiations with, or to furnish or disclose nonpublic information to, such Person, (E) prior to participating in discussions or negotiations with, or furnishing or disclosing any nonpublic information to, such Person, the Acting Party receives from such Person an executed confidentiality agreement containing terms no less restrictive upon such Person, in any respect, than the terms applicable to the other Party under the Confidentiality Agreement (other than Paragraph 4 thereof), which confidentiality agreement shall not provide such Person with any exclusive right to negotiate with the Acting Party or have the effect of prohibiting the Acting Party from satisfying its obligations under this Agreement, and (F) prior to furnishing or disclosing any nonpublic information to such Person, the Acting Party furnishes such information to the other Party (to the extent such information has not been previously delivered or made available by the Acting Party to the other Party); and
          (ii) approve or recommend, or enter into (and, in each case, in connection therewith, effect a Change in Recommendation) a definitive agreement with respect to, an unsolicited, bona fide and written Acquisition Proposal that is submitted to the Acting Party or its shareholders after the date of this Agreement and prior to the approval of the transactions contemplated hereby at its shareholder meeting to be held pursuant to Section 4.8 is obtained if and so long as (A) none of the Acting Party, any of its Subsidiaries or any of its or their Representatives has violated in any material respect the provisions of this Section 4.10, (B) the Acting Party provides the other Party with written notice indicating that the Acting Party, acting in good faith, believes that the Acquisition Proposal is reasonably likely to constitute a Superior Proposal and, therefore, plans to conduct a meeting of the Board of Directors of the Acting Party for the purpose of considering whether the Acquisition Proposal constitutes a Superior Proposal, which notice shall (1) contain a summary of the material terms of the Acquisition Proposal and (2) be delivered to the other Party at least five Business Days prior to the date of such meeting of the Board of Directors of the Acting Party (and the Acting Party shall be required to submit a written notice under this clause (B) each time that the Acquisition Proposal is amended in any material respect, but such notice need be delivered only three Business Days prior to such a meeting of the Board of Directors of the Acting Party), (C) during the five Business Day period or three Business Day period, as the case may be, after the Acting Party provides the other Party with a written notice described in clause (B) above, the Acting Party shall cause its financial and legal advisors to negotiate in good faith with the other Party in an effort to make such adjustments to the terms and conditions of this Agreement such that the Acquisition Proposal would not constitute a Superior Proposal and, therefore, the Acting Party would be required to proceed with the transactions contemplated hereby on such adjusted terms, (D) notwithstanding the negotiations and adjustments pursuant to clause (C) above, the Board of Directors of the Acting Party determines in good faith that the Acquisition Proposal constitutes a Superior Proposal, (E) notwithstanding the negotiations and adjustments pursuant to clause (C) above, a majority of the members of the Board of Directors of the Acting Party determines in good faith, after consultation with its outside legal counsel, that failing to approve or recommend or enter into a definitive agreement with respect to the Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Law, as such duties would exist in the absence of this Section 4.10, and (F) not later than the earlier of the approval or recommendation of, or the execution and delivery of a definitive agreement with respect to, any such Superior Proposal, the Acting Party (1) terminates this Agreement pursuant to Section 6.1(i) and (2) makes the payments required to be made pursuant to Section 6.2.
          (b) In addition to the obligations of the Acting Party set forth in Section 4.10(a), the Acting Party shall provide the other Party with prompt written notice (and, in any event, within 24 hours) of (i) any Acquisition Proposal or any inquiry (including request for information), proposal, discussions or negotiations with respect to any Acquisition Proposal, (ii) the terms and conditions of such Acquisition Proposal, inquiry, proposal, discussions or negotiations and (iii) the identity of the Person making any such Acquisition Proposal or such inquiry or proposal or with whom such discussions or negotiations are taking place, and the Acting Party shall promptly provide the other Party with copies of any written materials received by the Acting Party from the Person making the Acquisition Proposal in connection with any of the foregoing. The Acting Party shall keep the other Party fully informed of the status and general progress (including amendments or proposed amendments) of any Acquisition Proposal or inquiry and keep the other Party fully informed as to the details of any information requested of or provided by the Acting Party and as to the details of all discussions or negotiations with the Person making the Acquisition Proposal. Without limiting the Acting Party’s obligations under Section 4.10(a), the Acting Party shall provide the other Party with notice at the same time as giving notice of meeting to the members of the Board of Directors of the Acting Party with respect to any meeting of the Board of Directors of the Acting Party at which the Board of Directors of the Acting Party is reasonably expected to discuss or consider any Acquisition Proposal.
          (c) The Acting Party shall, and shall cause its Subsidiaries and its and their Representatives to, immediately cease all discussions or negotiations, if any, with any Person other than the other Party and its Subsidiaries that may be ongoing as of the date of this Agreement with respect to any Acquisition Proposal. The Acting Party shall immediately request each Person who has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Acting Party or any portion thereof (including any of its Subsidiaries) to return all nonpublic information heretofore furnished to such Person by or on behalf of the Acting Party.
          (d) Nothing contained in this Agreement shall prevent a Party or its Board of Directors from complying with its disclosure obligations under the Securities Laws with respect to an Acquisition Proposal, provided that such Securities Laws shall not eliminate or modify the effect that any action pursuant to such Securities Laws would otherwise have under this Agreement.
     (e) Any violation of this Section 4.10 by the Acting Party’s Subsidiaries or the Representatives of the Acting Party or its Subsidiaries shall be deemed to be a breach of this Agreement by the Acting Party, whether or not such Subsidiary or Representative is authorized to act and whether or not such Subsidiary or Representative is purporting to act on behalf of the Acting Party.
     Section 4.11. Indemnification; Directors and Officers Insurance.
          (a) From and after the Effective Time, Acquiror shall indemnify and hold harmless all current and former officers and directors of Company and its Subsidiaries (the “Indemnified Parties”) to the same extent such Persons are indemnified and held harmless as of the date of this Agreement by Company pursuant to the articles of incorporation or by-laws of Company for acts or omissions occurring at or prior to the Effective Time, including those in respect of the Arrangement and the other transactions contemplated hereby. Prior to the Effective Time, Acquiror shall obtain and pay for a “tail” insurance policy providing for Side A coverage for Company’s current directors and officers with an extended reporting period of at least six years from and after the Effective Time with respect to directors’ and officers’ liability insurance with benefits and levels of coverage at least as favorable as Company’s existing policy with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby), provided, however, that in no event shall Acquiror be required to expend for such policy a premium amount in excess of the amount set forth in Section 4.11 of the Acquiror Disclosure Schedule.

          (b) If Acquiror or any of its respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Acquiror shall assume all of the obligations set forth in this Section 4.11.
          (c) The provisions of this Section 4.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.
          (d) The rights of the Indemnified Parties under this Section 4.11 shall be in addition to any rights such Indemnified Parties may have under any applicable Contracts, Company Employee Benefit Plans, Acquiror Employee Benefit Plans or Laws.
     Section 4.12. Public Announcements. The initial press release shall be a joint press release and thereafter each Party shall consult with, and provide the other Party the reasonable opportunity to review and comment on, any press release or other public announcement relating to this Agreement or the Voting and Support Agreement or the transactions contemplated hereby and thereby and shall not issue any such press release or other public announcement prior to such consultation except as may be required by applicable Law or by obligations pursuant to any applicable listing agreement with any national securities exchange.
     Section 4.13. Section 16 Matters. Prior to the Effective Time, Company shall take all actions that are required (to the extent permitted under applicable legal requirements and no-action letters issued by the SEC) to cause any dispositions of Company Common Shares (and derivative securities with respect to Company Common Shares) resulting from the transactions contemplated by Section 1.1 by each officer or director of Company who may become subject to the reporting requirements of Section 16(a) of the Exchange Act as an officer or director of Acquiror to be exempt under Rule 16b-3 promulgated under the Exchange Act.
     Section 4.14. Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or similar Law shall become applicable to the transactions contemplated hereby, then Company and the Board of Directors of Company shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or similar Law on the transactions contemplated hereby.
     Section 4.15. Notification of Certain Matters. Each Party shall use its commercially reasonable efforts to provide the other Party with prompt written notice of: (a) any event the occurrence or non-occurrence of which such Party is aware and that would be reasonably likely to (i) cause any representation or warranty made by such

Party in this Agreement to be untrue or inaccurate in any material respect, (ii) cause any covenant made by such Party in this Agreement not to be complied with or satisfied in all material respects or (iii) result in any condition set forth in ARTICLE V to be unsatisfied at any time from the date of this Agreement to the Effective Time; (b) any failure of such Party to comply in a timely manner with any covenant made by such Party in this Agreement; or (c) any change or event affecting such Party that would be reasonably likely to have that a Material Adverse Effect on such Party. Each Party shall provide the other Party with prompt written notice of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated hereby. Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 4.15 shall not limit or otherwise affect the remedies available under this Agreement to the Party receiving such notice.
     Section 4.16. Certain Litigation. Each Party shall give the other Party the opportunity to participate in the defense or settlement of any litigation against such Party or its officers or directors relating to the transactions contemplated hereby. Neither Party shall agree to any compromise or settlement of any litigation against the other Party or its officers or directors relating to the transactions contemplated hereby without such Party’s consent (which consent shall not be unreasonably withheld, delayed or conditioned).
     Section 4.17. Company Rights. The Board of Directors of Company shall defer the “Separation Time”, if any, under the Company Rights Agreement (as set forth in Section 2.23) unless otherwise requested in writing by Acquiror and, on or immediately prior to the Effective Time or on such earlier date as Acquiror may request, shall waive, suspend the operation of or otherwise render the Company Rights Agreement inoperative or ineffective as regards the Arrangement, it being understood that Company will have no obligation to take any such action until all other conditions of the Plan of Arrangement have been satisfied or waived. If any “Separation Time” or “Stock Acquisition Date” (each as defined in the Company Rights Agreement) occurs under the Company Rights Agreement at any time during the period from the date of this Agreement to the Effective Time, Company and Acquiror shall make such adjustment to the Share Exchange Ratio as Company and Acquiror shall mutually agree so as to preserve the economic benefits that Company and Acquiror each reasonably expected on the date of this Agreement to receive as a result of the consummation of the Arrangement and the other transactions contemplated hereby. At or immediately prior to the Effective Time or on such earlier date as Acquiror may request, the Board of Directors of Company shall take all action necessary to cause any rights agreement or similar agreement involving Company that becomes effective after the date of this Agreement in accordance with the terms of this Agreement to be inoperative or ineffective as regards the Arrangement.
     Section 4.18. Confidentiality. Each Party acknowledges and confirms that (a) Acquiror and Company have entered into a Confidentiality Agreement, dated August 19, 2009 (as amended from time to time, the “Confidentiality Agreement”), (b) all information provided by each Party to the other Party pursuant to this Agreement is subject to the terms of the Confidentiality Agreement and (c) the Confidentiality

Agreement shall remain in full force and effect in accordance with its terms and conditions.
     Section 4.19. Resignations. Subject to applicable Law, prior to the Effective Time, Company shall cause each member of the Board of Directors of Company to execute and deliver a letter, which shall not be revoked or amended prior to the Effective Time, effectuating his or her resignation as a director of Company effective immediately prior to the Effective Time. Subject to applicable Law, prior to the Effective Time, Company shall obtain the resignations of such directors or officers of its Subsidiaries as Acquiror shall request with reasonable advance notice.
     Section 4.20. Election to Acquiror’s Board of Directors. Prior to the Effective Time, Acquiror shall offer two members of the Board of Directors of Company who are willing to so serve the opportunity to serve on Acquiror’s Board of Directors after the Effective Time. Promptly after the Effective Time, Acquiror shall increase the size of its Board of Directors and, subject to fiduciary obligations under applicable Law, Acquiror shall use its commercially reasonable efforts to cause those two individuals who have accepted Acquiror’s offer referred to above to be appointed to Acquiror’s Board of Directors with one serving as a member of a newly organized integration and consolidation committee and the other serving as a member of the audit committee.
     Section 4.21. Employee Retention. After the date of this Agreement (and prior to the Effective Time), the Chief Executive Officer of Company may implement a retention and transaction bonus plan, separate and in addition to any existing benefit arrangements, provided that (a) the Chief Executive Officer of Company shall consult with the Chief Executive Officer of Acquiror with respect to the terms of the bonus plan, the identity of the employees who would be eligible to participate in the bonus plan and the bonus amount that each such employee would be eligible to receive under the bonus plan, (b) the aggregate amounts paid pursuant to the bonus plan shall not exceed $10,000,000, (c) not more than an aggregate of $500,000 of the amounts so payable shall be paid to direct reports to the Chief Executive Officer of Company (and no amounts shall be payable to the Chief Executive Officer of Company), (d) an employee shall not be entitled to receive any amount under the bonus plan if the employee voluntarily terminates his or her employment (unless such employee would have good reason to resign in circumstances under which such employee would be entitled to receive severance benefits upon such resignation under Company’s historical practices), or commits any act or omission that would provide a basis for termination for cause under Company’s historical practices, prior to the date that is six months after the Closing and (e) the net after-tax cost to Company of such plan (including any tax gross up payments or loss of tax deduction related to such payments) shall not exceed $10,000,000.
     Section 4.22. Tax Election. Neither Acquiror nor Company shall, other than, in the case of Acquiror, in the ordinary course of business consistent with past practice, or in the case of Company, in Company’s Ordinary Course of Business, or except to the extent required by Law, make, change or revoke any material Tax election, including without limitation the election by Acquiror to be treated as an S Corporation for U.S. federal income tax purposes.
     Section 4.23. Effective Price. Not less than five days prior to the Closing Date, Company shall provide Acquiror with written notice of the Effective Price determined by the Board of Directors of Company in connection with the Company Warrant Cancellation.
ARTICLE V
CONDITIONS
     Section 5.1. Conditions to Obligation of Each Party. Subject to Section 1.9(a), the respective obligation of Acquiror and Company to consummate the transactions contemplated by this Agreement, including the Arrangement, shall be subject to satisfaction or waiver of the following conditions at or prior to the Effective Time:
          (a) The Form S-4 shall have become effective under the Securities Act; no stop order suspending the effectiveness of the Form S-4 shall have been issued; and no proceedings for such purpose shall have been initiated or threatened in writing by the SEC.
          (b) The Arrangement Resolution shall have been approved by the Company Requisite Shareholder Vote, and the Court shall have approved the Interim Order and Final Order.
          (c) The transactions contemplated by this Agreement shall have been approved by the Acquiror Requisite Shareholder Vote. This Agreement shall have been duly approved by the sole shareholder of Acquiror Sub in accordance with applicable Law and the certificate of incorporation and by-laws of Acquiror Sub.
          (d) The shares of Acquiror Class A Common Stock that shall be issued and paid to the shareholders of Company upon consummation of the Arrangement shall have been authorized for listing on a national securities exchange in the United States, subject to official notice of issuance.
          (e) Acquiror’s articles of incorporation shall have been amended and restated in the form attached hereto as Exhibit E, provided that such amendment and restatement shall be effected only upon satisfaction or waiver of all other conditions set forth in this ARTICLE V.
          (f) No Law or Order (whether temporary, preliminary or permanent, but excluding Regulatory Laws and Orders arising thereunder or related thereto) shall have been enacted, entered, promulgated, adopted, issued or enforced by any Governmental Entity that is then in effect and has the effect of making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, including the Arrangement.

          (g) All waiting periods applicable to the transactions contemplated hereby under applicable Regulatory Laws in the jurisdictions set forth in Exhibit F shall have expired, terminated or have been waived, and all approvals and rulings by, and filings with, Governmental Entities in respect of the transactions contemplated hereby under applicable Regulatory Laws in the jurisdictions set forth in Exhibit F shall have been (or are deemed to have been) obtained, waived or made.
     Section 5.2. Additional Conditions to Obligation of Acquiror. Subject to Section 1.9(a), the obligation of Acquiror to effect the Arrangement shall be further subject to satisfaction or waiver of the following conditions at or prior to the Effective Time:
          (a) Each of the representations and warranties of Company set forth in Section 2.3 shall be correct and complete in all respects (other than de minimis inaccuracies) as of the Closing Date as though made on and as of the Closing Date, except (i) for changes specifically contemplated by this Agreement and (ii) to the extent representations and warranties by their terms speak only as of a certain date, in which case such representations and warranties shall be correct and complete as of such date; and each of the other representations and warranties of Company set forth in this Agreement (but without regard to any materiality qualifications or references to Material Adverse Effect contained in any representation or warranty) shall be correct and complete in all respects as of the Closing Date as though made on and as of the Closing Date, except (A) for changes specifically contemplated by this Agreement (including Section 4.1(a) or Section 4.1(b) of the Company Disclosure Schedule), (B) to the extent representations and warranties by their terms speak only as of a certain date, in which case such representations and warranties shall be correct and complete as of such date, and (C) where such failures of the representations and warranties to be correct and complete in all respects, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Company.
          (b) Company shall have performed in all material respects all obligations and materially complied with the covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.
          (c) Since the date of this Agreement, except as contemplated by this Agreement (including in the Company Disclosure Schedule), there shall not have occurred any development, effect or change that is reasonably expected to have a Material Adverse Effect on Company.
          (d) Company shall have consummated, without recourse to Company other than payment of the applicable purchase price, (i) the redemption of all outstanding Company Preferred Shares for a fixed cash purchase price determined in accordance with the restated articles of incorporation of Company as in effect as of the date hereof (less applicable withholdings), provided that this subclause (i) shall be deemed to be satisfied if the Plan of Arrangement provides for the occurrence of the same, and (ii) the Company Warrant Cancellation, provided that without the written consent of Acquiror (which consent shall not be unreasonably withheld, delayed or conditioned), the Effective Price determined by the Board of Directors of Company in connection with the Company Warrant Cancellation shall not exceed an amount equal to 115% of the volume weighted average trading price of Company Common Shares on the Toronto Stock Exchange for the 30 consecutive trading days ending on the trading day immediately preceding the date that the Board of Directors of Company determines the Effective Price (calculated including only trades made during normal trading hours by dividing the total value of the Company Common Shares by the total volume of the Company Common Shares traded on the Toronto Stock Exchange).
          (e) Company shall have delivered to Acquiror a certification of the Chief Executive Officer, the Chief Financial Officer or another executive officer (reasonably acceptable to Acquiror) of Company to the effect that each of the conditions specified in Section 5.2(a), Section 5.2(b), Section 5.2(c) and Section 5.2(d) is satisfied.
          (f) The Senior Notes Indenture shall has been terminated or the covenants of Company under the Senior Notes Indenture shall have been terminated or made inapplicable to Company (and its Affiliates).
          (g) The total number of Company Common Shares with respect to which Dissent Rights have been properly exercised and not withdrawn shall not exceed 7.5% of the outstanding Company Common Shares as of the Closing Date.
          (h) No claim, action, suit, arbitration, proceeding, investigation or inquiry shall have been commenced by the U.S. Federal Trade Commission, the U.S. Department of Justice, the Commissioner of Competition (Canada) or the Minister of Industry (Canada) against Acquiror, Company, any of their respective Subsidiaries or any of the directors or officers of any of them, with respect to the transactions contemplated hereby that is pending.
     Section 5.3. Additional Conditions to Obligation of Company. The obligation of Company to effect the Arrangement shall be further subject to satisfaction or waiver of the following additional conditions at or prior to the Effective Time:
          (a) Each of the representations and warranties of Acquiror set forth in Section 3.3 shall be correct and complete in all respects (other than de minimis inaccuracies) as of the Closing Date as though made on and as of the Closing Date, except (i) for changes specifically contemplated by this Agreement and (ii) to the extent representations and warranties by their terms speak only as of a certain date, in which case such representations and warranties shall be correct and complete as of such date; and each of the other representations and warranties of Acquiror set forth in this Agreement (but without regard to any materiality qualifications or references to Material Adverse Effect contained in any representation or warranty) shall be correct and complete in all respects as of the Closing Date as though made on and as of the Closing Date, except (A) for changes specifically contemplated by this Agreement (including Section 4.1(a) or Section 4.1(b) of the Acquiror Disclosure Schedule), (B) to the extent representations and warranties by their terms speak only as of a certain date, in which case such representations and warranties shall be correct and complete as of such date, and (C) where such failures of the representations and warranties to be correct and complete in all respects, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Acquiror.
          (b) Acquiror shall have performed in all material respects all obligations and materially complied with the covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.
          (c) Since the date of this Agreement, except as contemplated by this Agreement (including in the Acquiror Disclosure Schedule), there shall not have occurred any development, effect or change that is reasonably expected to have a Material Adverse Effect on Acquiror.
          (d) [Reserved]
          (e) Acquiror shall have delivered to Company a certification of the Chief Executive Officer, the Chief Financial Officer or another executive officer (reasonably acceptable to Company) of Acquiror to the effect that each of the conditions specified in Section 5.3(a),
Section 5.3(b) and Section 5.3(c) is satisfied.
ARTICLE VI
TERMINATION, AMENDMENT AND WAIVER
     Section 6.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Requisite Shareholder Vote or the Acquiror Requisite Shareholder Vote:
          (a) by mutual written consent of Company and Acquiror;
          (b) by either Party if (i) a Law shall have been enacted or entered prohibiting the consummation of the transactions contemplated hereby, (ii) an Order shall have been enacted, entered, promulgated or issued by a Governmental Entity permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, and such Order shall have become final and non-appealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this subclause (ii) shall have used its commercially reasonable efforts to remove such Order, or (iii) a Governmental Entity shall have failed to issue an Order or take any other action, and such denial of a request to issue such Order or take such other action shall have become final and non-appealable, that is necessary to satisfy any condition set forth in ARTICLE V; provided, however, that the right to terminate this Agreement pursuant to subclause (ii) or (iii) shall not be available to any Party whose failure to comply with Section 4.3 has been the cause of such inaction; and provided further that the right to terminate this Agreement pursuant to this Section 6.1(b) shall apply only if the Law, Order or act or omission of the Governmental Entity, as the case may be, shall have caused the failure of any condition set forth in ARTICLE V to be satisfied and the Party entitled to rely on such condition shall not elect to waive such condition;

          (c) by either Party if the Arrangement shall not have been consummated on or prior to the date that is 210 days after the date of this Agreement or such other date as Acquiror and Company shall agree in writing (the “Termination Date”); provided, however, that (i) the Termination Date shall be automatically extended for a period not to exceed 60 days to the extent necessary to obtain those approvals of Governmental Entities that are required to satisfy the condition set forth in Section 5.1(g) and (ii) the right to terminate this Agreement pursuant this Section 6.1(c) shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have caused the failure of the Arrangement to be consummated on or before the Termination Date;
          (d) by either Party if all of the following shall have occurred: (i) the other Party shall have breached or failed to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, (ii) such breach or failure to perform would result in any condition set forth in ARTICLE V to not be satisfied and (iii) such breach or failure to perform is incapable of being cured by the other Party prior to the date that is 30 days after receipt of written notice thereof or, if such breach or failure to perform is capable of being so cured, the other Party shall not have cured such breach or failure to perform within 30 days after receipt of written notice thereof;
          (e) [Reserved]
          (f) by either Party if the approval of the Arrangement Resolution shall not have been obtained by reason of the failure to obtain the Company Requisite Shareholder Vote at the Company Meeting (or of any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(f) shall not be available to Company where Company’s breach of Section 1.3(e), Section 4.8 or Section 4.10 shall have caused the failure to obtain such approval;
          (g) by either Party if the approval of the transactions contemplated hereby shall not have been obtained by reason of the failure to obtain the Acquiror Requisite Shareholder Vote at the Acquiror Meeting (or of any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(g) shall not be available to Acquiror where Acquiror’s breach of Section 1.4(a), Section 4.8 or Section 4.10 shall have caused the failure to obtain such approval;
          (h) by Acquiror prior to the time when the Company Requisite Shareholder Vote is obtained or by Company prior to the time when the Acquiror Requisite Shareholder Vote is obtained, as the case may be, if any of the following actions has occurred: (i) the other Party, any of its Subsidiaries or any of their respective Representatives shall have materially breached its obligations of Section 4.10; (ii) the Board of Directors of the other Party shall have failed to make its recommendation as required by Section 4.8(b) or shall have effected a Change in Recommendation (or resolved or publicly proposed to take any such action), whether or not permitted by the terms of this Agreement, (iii) the Board of Directors of the other Party shall have failed to reconfirm its recommendation as required by Section 4.8(a) within five Business Days after a written request to do so by the terminating Party (subject to the limitations set forth in Section 4.8(a)), (iv) the other Party shall have materially breached its obligations under this Agreement by reason of a failure to call or conduct its meeting of shareholders in accordance with Section 4.8(a), (v) the Board of Directors of the other Party shall have recommended to its shareholders any Acquisition Proposal or Superior Proposal; or (vi) the other Party shall have entered into any agreement (other than a confidentiality agreement contemplated by Section 4.10), letter of intent, agreement-in-principle, acquisition agreement or other instrument contemplating or otherwise relating to any Acquisition Proposal or Superior Proposal or requiring such other Party to abandon, terminate or fail to consummate any of the transactions contemplated hereby, including the Arrangement; or
          (i) by Acquiror prior to the time when the Acquiror Requisite Shareholder Vote is obtained or by Company prior to the time when the Company Requisite Shareholder Vote is obtained, as the case may be, if the Board of Directors of such Party shall have approved or recommended, or such Party shall have entered into a definitive agreement with respect to, a Superior Proposal in compliance with
Section 4.10(a)(ii).
Notwithstanding the foregoing, neither Party may terminate this Agreement pursuant this Section 6.1 unless such Party shall have made all payments required to be made to the other Party pursuant to Section 6.2.
     Section 6.2. Effect of Termination.
          (a) If this Agreement is terminated pursuant to Section 6.1, then this Agreement (other than as set forth in Section 4.18, this Section 6.2 and ARTICLE VII, which provisions shall survive such termination) shall become void and of no effect with no liability on the part of any Party (or of any of its Affiliates or its or their Representatives); provided, however, no such termination shall relieve either Party from any obligation to pay, if applicable, the amounts described in the other provisions of this Section 6.2 and neither Company nor Acquiror shall be relieved or released from any liabilities arising out of its willful breach of this Agreement.
          (b) If (i) Acquiror terminates this Agreement pursuant to Section 6.1(h), (ii) Company terminates this Agreement pursuant to
Section 6.1(i) or (iii) Acquiror or Company terminates this Agreement pursuant to Section 6.1(c) with Acquiror having had the Form S-4 declared effective by the SEC and such effectiveness not suspended on the Termination Date without the Company Meeting having been called, Acquiror terminates this Agreement pursuant to Section 6.1(d) or Acquiror or Company terminates this Agreement pursuant to Section 6.1(f) and in the case of any such termination pursuant to Section 6.1(c), Section 6.1(d) or Section 6.1(f) (A) at any time after the date of this Agreement and prior to such termination an Acquisition Proposal shall have been publicly announced or otherwise publicly communicated to the senior management, the Board of Directors or shareholders of Company and (B) prior to the date that is 15 months after the effective date of such termination, Company shall enter into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated (substituting in both instances “50%” for “15%” in the definition of Acquisition Proposal), then Company shall pay to Acquiror a termination fee equal to $40,000,000 (in the case of termination under Section 6.1(f), less the amounts that Company previously paid to Acquiror pursuant to Section 6.2(c)). Company shall satisfy its obligations under the preceding sentence by the wire transfer of immediately available funds to an account that Acquiror designates (x) in the case of termination pursuant to subclause (i) or (ii) above, such amount shall be paid no later than the date of such termination and (y) in the case of subclause (iii) above, $25,000,000 of such amount shall be paid no later than the date on which Company executes and delivers a definitive agreement with respect to an Acquisition Proposal and the balance of such amount shall be paid no later than the date on which Company consummates an Acquisition Proposal.
          (c) If Acquiror or Company terminates this Agreement pursuant to Section 6.1(f), then Company shall reimburse Acquiror and its Subsidiaries for all out-of-pocket expenses incurred by Acquiror or any of its Subsidiaries in connection with the negotiation, preparation, execution and performance of this Agreement and related documentation, including printing fees, filing fees and fees and expenses of its legal, accounting and financial advisors, accountants and consultants and all fees and expenses payable to any financing sources related to this Agreement, the transactions contemplated hereby and any related financing up to a maximum amount of $20,000,000 (collectively and subject to such cap, the “Acquiror Costs”).
          (d) If (i) Acquiror or Company terminates this Agreement pursuant to Section 6.1(c) with Acquiror having had Form S-4 declared effective by the SEC and such effectiveness not suspended on the Termination Date without the Company Meeting having been called and circumstances exist such that the condition set forth in Section 5.2(c) would not have been satisfied at the time of such termination and the failure of any such condition to be satisfied is not directly caused by Acquiror’s breach of its obligations under this Agreement or (ii) Acquiror terminates this Agreement pursuant to Section 6.1(d) and, in each of the cases described in subclauses (i) and (ii), the provisions of
Section 6.2(b) do not apply to any such termination, then Company shall reimburse Acquiror and its Subsidiaries for Acquiror’s Costs. Company shall satisfy its obligation under the preceding sentence by the wire transfer of immediately available funds to an account that Acquiror designates not later than the date of such termination (or, if later, on the Business Day immediately following the date on which Acquiror provides written notice of the amount of Acquiror’s Costs to Company).
          (e) If (i) Company terminates this Agreement pursuant to Section 6.1(h), (ii) Acquiror terminates this Agreement pursuant to Section 6.1(i) or (iii) Company or Acquiror terminates this Agreement pursuant to Section 6.1(c) with Acquiror having had Form S-4 declared effective by the SEC and such effectiveness not suspended on the Termination Date without the Acquiror Meeting having being called, Company terminates this Agreement pursuant to Section 6.1(d) or Company or Acquiror terminates this Agreement pursuant to Section 6.1(g) and in the case of any such termination pursuant to Section 6.1(c), Section 6.1(d) or Section 6.1(g) (A) at any time after the date of this Agreement and prior to such termination an Acquisition Proposal shall have been publicly announced or otherwise publicly communicated to the senior management, Board of Directors or shareholders of Acquiror and (B) prior to the date that is 15 months after the effective date of such termination, Acquiror shall enter into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated (substituting in both instances “50%” for “15%” in the definition of Acquisition Proposal), then Acquiror shall pay to Company a termination fee equal to $40,000,000 (in the case of termination under Section 6.1(g), less the amounts that Company previously paid to Acquiror pursuant to Section 6.2(f)). Acquiror shall satisfy its obligations under the preceding sentence by the wire transfer of immediately available funds to an account that Company designates (x) in the case of termination pursuant to subclause (i) or (ii) above, such amount shall be paid no later than the date of such termination and (y) in the case of subclause (iii) above, $25,000,000 of such amount shall be paid no later than the date on which Acquiror executes and delivers a definitive agreement with respect to an Acquisition Proposal and the balance of such amount shall be paid no later than the date on which Acquiror consummates an Acquisition Proposal.
          (f) If Acquiror or Company terminates this Agreement pursuant to Section 6.1(g), then Acquiror shall reimburse Company and its Subsidiaries for all out-of-pocket expenses incurred by Company or any of its Subsidiaries in connection with the negotiation, preparation, execution and performance of this Agreement and related documentation, including printing fees, filing fees and fees and expenses of its legal, accounting and financial advisors, accountants and consultants up to a maximum amount of $20,000,000 (collectively and subject to such cap, the “Company’s Costs”)
          (g) If (i) Acquiror or Company terminates this Agreement pursuant to Section 6.1(c) with Acquiror having had the Form S-4 declared effective by the SEC and such effectiveness not suspended on the Termination Date without the Acquiror Meeting having been called and circumstances exist such that the condition set forth in Section 5.3(c) would not have been satisfied at the time of such termination and the failure of any such condition to be satisfied is not directly caused by Company’s breach of its obligations under this Agreement or (ii) Company terminates this Agreement pursuant to Section 6.1(d) and, in each of the cases described in subclauses (i) or (ii) above, the provisions of Section 6.2(e) do not apply to any such termination, then Acquiror shall reimburse Company and its Subsidiaries for Company’s Costs. Acquiror shall satisfy its obligation under the preceding sentence by the wire transfer of immediately available funds to an account that Company designates not later than the date of such termination (or, if later, on the Business Day immediately following the date on which Company provides written notice of the amount of Company’s Costs to Acquiror).
          (h) If a Party becomes entitled to a payment under this Section 6.2 in a circumstance in which the Party may become entitled to an additional payment subject to the occurrence of subsequent events, then the other Party shall effect the payment then due and supplement such payment with any additional payment, without duplication, that becomes due as and when such additional payment becomes due.

          (i) Each Party acknowledges that the agreements contained in this Section 6.2 are an integral part of the transactions contemplated hereby and that, without these agreements, Acquiror and Company would not enter into this Agreement. Accordingly, if either Party fails to pay the amounts payable under Section 6.2, then the breaching Party shall pay to the other Party and its Subsidiaries all costs and expenses (including attorneys’ fees and expenses) incurred by such other Party and its Subsidiaries in connection with the collection of such overdue amounts and the enforcement by such other Party of its rights under Section 6.2, together with interest on such overdue amounts at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase Bank, N.A. or any successor thereto) in effect on the date on which such payment was required to be made.
     Section 6.3. Amendment. This Agreement and the Plan of Arrangement may be amended by mutual agreement of Acquiror and Company, by action taken or authorized by their respective Board of Directors, at any time and from time to time before or after the Company Requisite Stockholder Vote or the Acquiror Requisite Shareholder Vote is obtained but not later than the Effective Time. This Agreement may not be amended except by a written instrument signed on behalf of each of the Parties. The Parties agree to negotiate in good faith such amendments, if any, to the Plan of Arrangement as are reasonably necessary or advisable to permit the Arrangement to be consummated in a manner consistent with the intent of the Parties as contemplated hereby.
     Section 6.4. Extension; Waiver. At any time before the Effective Time, any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party under or pursuant to this Agreement, (b) waive any inaccuracies in the representations and warranties made by the other Party in this Agreement or in any document delivered pursuant hereto and (c) waive compliance with any of the covenants made by the other Party, or any of the conditions benefiting such waiving Party contained, in this Agreement. Any agreement on the part of any Party to any such extension or waiver shall be valid as against such Party only if set forth in a written instrument signed on behalf of such Party. Except for a waiver effected in accordance with the previous sentence, the failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
ARTICLE VII
MISCELLANEOUS
     Section 7.1. Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties or covenants set forth in this Agreement or in any document delivered pursuant hereto shall survive the Effective Time, except that the agreements of Acquiror and Company that by their terms apply or are to performed in whole or in part after the Effective Time and that are contained in Section 4.11 (Indemnification; Directors and Officers Insurance), ARTICLE VI and this ARTICLE VII shall survive the Effective Time in accordance with their respective terms.

     Section 7.2. Expenses. Whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except (i) as otherwise provided in Section 6.2, (ii) the filing fee in connection with any filing made under all applicable Regulatory Laws shall be shared equally by Acquiror and Company and (iii) Acquiror shall reimburse Company and its Subsidiaries all of their reasonable and documented out-of-pocket third party costs incurred at Acquiror’s request in connection with the cooperation contemplated by Section 4.4(b) with respect to the Debt Financing promptly following the receipt of an invoice therefor.
     Section 7.3. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given or made as of the date of receipt if delivered personally, sent by facsimile (and sender shall bear the burden of proof of delivery), sent by overnight courier (providing proof of delivery) or sent by registered or certified mail (return receipt requested, postage prepaid), in each case, to the Parties at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):
If to Company:
World Color Press Inc.
999 de Maisonneuve Boulevard West, Suite 1100
Montreal, Québec
CANADA H3A 3L4
Attention: John V. Howard Jr.
Facsimile: (514) 877-5104
with a copy to:
545 Teresa Drive
Boulder, Colorado 80303
Attention: John V. Howard Jr.
and
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention: Joseph B. Frumkin
                  Melissa Sawyer
Facsimile: (212) 558-3588

If to Acquiror:
Quad/Graphics, Inc.
Corporate Headquarters
N63 W23075 State Hwy. 74
Sussex, Wisconsin 53089
Attention: J. Joel Quadracci
                 Andrew R. Schiesl
Facsimile: (414) 566-9416
(with a copy to)
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Attention: William J. Abraham, Jr.
                 Jay O. Rothman
Facsimile: (414) 297-4900
     Section 7.4. Entire Agreement; No Third Party Beneficiaries.
          (a) This Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior understandings, agreements, representations or warranties, both written and oral, among the Parties with respect to the subject matter hereof; provided, however, the provisions of this Agreement shall supersede any conflicting provisions of the Confidentiality Agreement.
          (b) This Agreement, except for the provisions of Section 4.11, shall not confer any rights or remedies upon any Person other than the Parties and their respective permitted successors and permitted assigns.
     Section 7.5. Assignment; Binding Effect. No Party may assign this Agreement or any of its rights, interests or obligations hereunder (whether by operation of Law or otherwise, including a merger or amalgamation) without the prior written approval of the other Party, and any attempted assignment without such prior written approval shall be void and without legal effect. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and permitted assigns.
     Section 7.6. Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, U.S.A. without giving effect to any choice or conflict of law provision or rule, except to the extent mandatorily governed by the laws of Canada or the laws of the State of Wisconsin, U.S.A. The Parties hereby irrevocably submit to the personal jurisdiction of the Federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such Federal court in the United States.
     Section 7.7. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, then all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, a suitable and equitable provision shall be substituted therefor in order to carry out the original intent and purpose of such invalid or unenforceable provision of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
     Section 7.8. Enforcement of Agreement. The Parties agree that money damages or any other remedy at law would not be a sufficient or adequate remedy for any actual or threatened breach or violation of, or default under, this Agreement and that, in addition to all other available remedies, the aggrieved Party shall be entitled, to the fullest extent permitted by Law, to an injunction restraining such actual or threatened breach, violation or default and to any other equitable relief, including specific performance, without bond or other security being required.
     Section 7.9. Waiver of Jury Trial. The Parties hereby irrevocably and unconditionally waive any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.
     Section 7.10. Interpretation. For purposes of this Agreement, (a) the words “including” and “include” shall be deemed to be followed by the words “without limitation,” (b) the words “herein,” “hereof,” “hereby,” “hereto” or “hereunder” refer to this Agreement as a whole, and (c) references to “$” refer to United States Dollars. When calculating the period of time before which, within which or following which any act is required to be done pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. Any reference to any supranational, national, state, provincial, municipal or local Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. Unless the context otherwise requires, references in this Agreement (i) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and the Exhibits and Schedules attached to, this Agreement and (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof. Notwithstanding anything to the contrary in this Agreement, each Section of this Agreement is qualified by the matters set forth with respect to such Section in the correspondingly numbered Section of the Company Disclosure Schedule or the Acquiror Disclosure Schedule, as applicable, only to the extent specified therein; provided, however, that any fact or item that is disclosed in any Section of the Company Disclosure Schedule or the Acquiror Disclosure Schedule, as applicable, in sufficient detail to make its relevance to any other representation and warranty of Company or Acquiror, as applicable, set forth in this Agreement readily apparent shall be deemed disclosed as an exception to such other representation and warranty. The Schedules and Exhibits referred to in this Agreement shall be construed with and as an integral part of this Agreement. Capitalized terms used but not otherwise defined in the Schedules and Exhibits referred to in this Agreement shall have the meanings set forth in this Agreement. Titles to Articles, headings of Sections and the Table of Contents are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the Parties, each Party confirms that both it and its counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. Any Party asserting the existence of a Material Adverse Effect shall have the burden of proving its existence.
     Section 7.11. Definitions. For purposes of this Agreement,
               “Acquiror Contract” shall mean each of the following, whether or not set forth in the Company Disclosure Schedule: (a) each Contract of the type described in Section 3.16(a); and (b) each contract that constitutes an Acquiror Employee Benefit Plan.
               “Acquiror Outstanding Amount” shall mean the number of shares of Acquiror Class A Common Stock, Class B Common Stock and Class C Common Stock outstanding immediately prior to the Effective Time, other than such shares that are owned, directly or indirectly, by Acquiror.
               “Acquiror Sub” shall mean Acquiror Sub 3 as defined in the Plan of Arrangement, a direct or indirect wholly-owned Subsidiary that Acquiror forms after the date of this Agreement to participate in the amalgamation described in the Plan of Arrangement.
               “Acquisition Proposal” shall mean any proposal or offer from any Person or group (as defined in Rule 13d-5 under the Exchange Act) other than the Party that is not the Acting Party or any of its Subsidiaries (in each case, whether or not in writing and whether or not delivered to the shareholders of the Acting Party generally) relating to

(a) any direct or indirect acquisition or purchase of a business or assets of the Acting Party or any of its Subsidiaries to which 15% or more of the consolidated revenues or net income of Acting Party is attributable or of beneficial ownership of 15% or more of the consolidated assets of the Acting Party or of 15% or more of any class of equity securities, or equity securities having 15% or more of the voting power, of the Acting Party or any of its Significant Subsidiaries, (b) any lease or license directly or indirectly of assets of the Acting Party or any of its Subsidiaries representing 15% or more of the consolidated assets of the Acting Party, (c) any tender offer or exchange offer that, if consummated, would result in any Person or group (as defined in Rule 13d-5 under the Exchange Act) beneficially owning 15% or more of any class of equity securities, or 15% or more of the voting power of the equity securities, of the Acting Party, (d) any merger, reorganization, share exchange, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Acting Party or any of its Significant Subsidiaries, or (e) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.
               “Adjustment Amount” shall mean a number of Company Common Shares equal to (x) the excess, if any, of the aggregate Equity Payment Amounts over $135,000,000 divided by (y) the Effective Price of the Company Common Shares as determined pursuant to the Company Indenture. If the aggregate Equity Payment Amounts are $135,000,000 or less, the Adjustment Amount shall be 0 (zero).
               “Affiliates” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the powers to direct or cause the direction of management or policies of a Person, through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
               “Business Day” shall mean any day on which banks are not required or authorized to close in the State of New York or the Province of Québec.
               “commercially reasonable efforts” shall mean customary efforts that a prudent Person desirous of achieving a result would use in similar circumstances after taking into account both the overall costs to achieve the results and the overall benefits expected to be achieved as a result of the transactions contemplated by this Agreement.
               “Company Arrangement Amount” shall mean, if the Adjustment Amount is 0 (zero), the Company Initial Shares and, if the Adjustment Amount is not 0 (zero), an amount equal to (x)(i) the Company Outstanding Amount minus (ii) the Adjustment Amount, times (y) (i) the Company Initial Shares divided by (ii) the Company Outstanding Amount.

               “Company Circular” shall mean the notice of the Company Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, to be sent, among other others, to the shareholders of Company in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time.
               “Company Contract” shall mean each of the following, whether or not set forth in the Company Disclosure Schedule: (a) each Contract of the type described in Section 2.16(a); and (b) each contract that constitutes a Company Employee Benefit Plan.
               “Company Deferred Share Units” shall mean all awards granting rights under the Company DSU Plan.
               “Company Indenture” shall mean the Series I and Series II Warrant Indenture made as of July 21, 2009 between Company and Computershare Trust Company of Canada, creating the Company Warrants.
               “Company Initial Shares” shall mean the number of shares equal to the Total Shares Outstanding minus the Acquiror Outstanding Amount.
               “Company’s Ordinary Course of Business” shall mean the ordinary course of business of Company and its Subsidiaries consistent with past practice since its emergence from bankruptcy on July 21, 2009, provided that such course of business is consistent in all material respects with generally accepted practices in the industries and geographic areas in which Company or the applicable Subsidiary operates.
               “Company Outstanding Amount” shall mean the number of Company Common Shares (including, for the avoidance of doubt, all Escrow Shares and all Company Common Shares with respect to which Dissent Rights have been properly exercised and not withdrawn) outstanding immediately prior to the Effective Time, other than such shares that are owned, directly or indirectly, by Company.
               “Company Restricted Share Units” shall mean all awards granting rights under the Company RSU Plan.
               “Company Warrants” shall mean, collectively, the Series I Warrants and the Series II Warrants created under the Company Indenture.
               “Company Warrant Cancellation” shall mean the cancellation of all Company Warrants outstanding immediately prior to the Effective Time in accordance with the terms thereof.
               “Contract” shall mean any written or oral agreement, contract, loan or credit agreement, employment or severance agreement, note, mortgage, bond, indenture, lease, benefit plan, permit, franchise, license or other instrument, understanding or arrangement but shall not include any Employee Benefit Plan.

               “Dissent Rights” shall mean the rights of dissent in respect of the Arrangement described in Article 3 of the Plan of Arrangement.
               “Effective Price” shall have the meaning set forth in the Company Indenture.
               “Effective Time” shall have the meaning set forth in the Plan of Arrangement.
               “Employee Benefit Plans” shall mean of all “employee benefit plans,” as defined in Section 3(3) of ERISA, and all other employee benefit or executive compensation contracts, arrangements, perquisite programs or payroll practices that are maintained by a Person or any ERISA Affiliate or to which such Person or any ERISA Affiliate is obligated to contribute, for current or former employees or directors (or dependents or beneficiaries thereof) of such Person or any ERISA Affiliate or any predecessor of any of the foregoing (collectively, the “Employee Benefit Plans”).
               “Equity Interests” shall mean (a) any partnership interests, (b) any membership interests or units, (c) any shares of capital stock, (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity, (e) any subscriptions, calls, warrants, options, or commitments of any kind or character relating to, or entitling any Person to purchase or otherwise acquire membership interests or units, capital stock, or any other equity securities, (f) any securities convertible into or exercisable or exchangeable for partnership interests, membership interests or units, capital stock, or any other equity securities, (g) any other interest classified as an equity security of a Person, or (h) any restricted share unit, deferred share unit or similar right which is valued on the basis of an equity security of a Person.
               “Equity Payment Amounts” shall mean the aggregate amount of (i) the cash purchase price that the Company paid prior to the Effective Time or is or becomes obligated to pay to holders of Company Preferred Shares in connection with the redemption of Company Preferred Shares and to holders of Company Warrants in connection with the Company Warrant Cancellation, (ii) the aggregate amount that Almaco is obligated to pay to holders of Company Deferred Share Units and Company Restricted Share Units in accordance with Section 1.2(a) (for the avoidance of doubt, including any payment to John V. Howard Jr. pursuant to Section 1.2) and (iii) the amount of dividends that Company pays or becomes obligated to pay on or after January 24, 2010 and prior to the Effective Time.
               “ERISA” shall mean the Employment Retirement Income Security Act of 1974, as amended.
               “ERISA Affiliate” shall mean any entity that is a member of a controlled group of corporations (as defined in Section 414(b) of the Code) of which a Person is a member, an unincorporated trade or business under common control with such Person (as determined under Section 414(c) of the Code), or a member of an “affiliated service group” (within the meaning of Section 414(m) of the Code) of which such Person is a member.
               “Escrow Shares” shall mean the Company Common Shares held by Computershare Trust Company of Canada, in its capacity as escrow agent under the Escrow Agreement, dated as of July 21, 2009, between Company and Computershare Trust Company of Canada.
               “Final Order” shall mean the final order of the Court in a form reasonably acceptable to Company and Acquiror, approving the Arrangement as such order may be amended by the Court (with the consent of both Company and Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is reasonably acceptable to both Company and Acquiror on appeal).
               “Form S-4” shall mean a registration statement on Form S-4 pursuant to which Acquiror shall seek to register the issuance and payment of shares of Acquiror Class A Common Stock to the shareholders of Company in connection with the Plan of Arrangement.
               “General Developments” shall mean (a) any developments or occurrences relating to or affecting domestic or foreign economic or political conditions in general or the securities, commodities or financial markets in general, (b) any commencement, continuation or escalation of any act of terrorism or war (whether declared or undeclared), (c) any natural disasters, (d) any national or international calamity, (e) any developments or occurrences relating to or affecting the industries or the segments thereof or geographic areas in which Company or Acquiror (as applicable) or any of its Subsidiaries or customers operates, (f) any change in the market price of raw materials, including paper and ink, of the type and grade customarily purchased by Company or Acquiror or any of its Subsidiaries, or (g) any changes or proposed changes in or interpretations of any applicable Law or generally accepted accounting practices occurring after the date of this Agreement, but excluding, in each of the cases described in subclauses (a)-(d) above, any effect to the extent arising from any effect that has a materially disproportionate impact on the business, results of operations, financial condition or liabilities of Company or Acquiror (as applicable) relative to similarly situated companies to the extent engaged in the industries in which Company or Acquiror (as applicable) or any of its Subsidiaries conducts its business.
               “Governmental Entity” shall mean any supranational, national, provincial, state, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi governmental or private body exercising any regulatory, judicial, administrative, taxing, importing or other governmental or quasi governmental authority.

               “Hazardous Substance” shall mean (a) any petroleum, hazardous or toxic petroleum-derived substance or petroleum product, flammable or explosive material, radioactive materials, asbestos in any form, urea formaldehyde foam insulation, foundry sand or polychlorinated biphenyls (PCBs); (b) any chemical or other material or substance that is regulated, classified or defined as or included in the definition of “hazardous substance,” “hazardous waste,” “hazardous material,” “extremely hazardous substance,” “restricted hazardous waste,” “toxic substance,” “toxic pollutant,” “pollutant” or “contaminant” under any Environmental Law, or any similar denomination intended to classify substance by reason of potential for adverse impact, toxicity, carcinogenicity, ignitability, corrosivity or reactivity under any Environmental Law; or (c) any other chemical or other material, waste or substance, exposure to which is prohibited, limited or regulated by or under any Environmental Law.
               “Intellectual Property Rights” shall mean rights in the following: (a) all trademark rights, business identifiers, trade dress, service marks, trade names and brand names; (b) all copyrights and all other rights associated therewith and the underlying works of authorship; (c) all patents and all proprietary rights associated therewith; (d) all inventions, mask works and mask work registrations, know how, discoveries, improvements, designs, computer source codes, programs and other software (including all machine readable code, printed listings of code, documentation and related property and information), trade secrets, websites, domain names, shop and royalty rights and all other types of intellectual property; and (e) all registrations of any of the foregoing and all applications therefor.
               “Interim Order” shall mean the interim order of the Court, in a form reasonably acceptable to Company and Acquiror, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of Company and Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed.
               “Law” shall mean any supernational, national, provincial, state, local or foreign statute, law (including common law), ordinance, rule or regulation.
               “Liens” shall mean mortgages, liens (statutory or otherwise), security interests, easements, encroachments, rights-of-way, rights of refusal or encumbrances of any nature whatsoever.
               “Material Adverse Effect” shall mean any effect that (a) materially adverse to the business, results of operations, financial condition or liabilities of Company or Acquiror, as applicable, and its Subsidiaries taken as a whole, assuming for purposes of such a determination that Company or Acquiror, as the case may be, as a business enterprise, is 50% larger than its actual revenues, assets, liabilities and earnings, or (b) prevents or materially delays Company or Acquiror (as applicable) from consummating the transactions contemplated hereby. Notwithstanding the foregoing, effects arising out of or related to (i) General Developments and Transaction Developments shall not be deemed, either alone or in combination, to constitute a

Material Adverse Effect and (ii) no effect arising from any General Developments or Transaction Developments shall be taken into account in determining whether there has been a Material Adverse Effect. Notwithstanding anything to the contrary, any change or effect on the business, results of operations, financial condition or liabilities of Acquiror as a result of any loss of Acquiror’s status as a Subchapter S corporation shall not constitute a Material Adverse Effect on Acquiror; except to the extent that such loss of Subchapter S status results in any loss or liability for Acquiror relating to or arising out of periods prior to the Closing.
               “Multiemployer Plan” shall mean a “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA.
               “Order” shall mean any order, writ, injunction, judgment, plan or decree of any Governmental Entity.
               “Party” or “Parties” shall mean Acquiror and/or Company, as the case may be.
               “Permitted Liens” shall mean (a) Liens reflected or reserved against or otherwise disclosed in the Company Recent Balance Sheet or Acquiror Recent Balance Sheet, as applicable, (b) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory Liens arising or incurred, in the case of Acquiror, in the ordinary course of business consistent with past practice and, in the case of Company, in Company’s Ordinary Course of Business and which are not material in amount or effect on the business of the relevant Party, (c) liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings and (d) the following with respect to real property, but only to the extent such matter does not materially adversely affect the value or present use of the applicable real property, (A) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that would be shown by a current title report or other similar report or listing, (B) any conditions that may be shown by a current survey or physical inspection and (C) zoning, building, subdivision or other similar requirements or restrictions (without, however, limiting any warranties in this Agreement as to compliance with Laws, Orders and Company Permits or Acquiror Permits, as applicable).
               “Person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a Governmental Entity.
               “Plan of Reorganization” shall mean the plan of compromise and reorganization under both the Companies’ Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code, approved by the creditors of Company on June 22, 2009 and sanctioned by the Québec Superior Court on June 30, 2009, and confirmed by the U.S. Bankruptcy Court on July 2, 2009.

               “Regulatory Law” shall mean any Law that is designed or intended to prohibit, restrict or regulate (a) foreign investment (including the Investment Canada Act) or (b) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition (including the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and similar Laws).
               “Related Party Contracts” shall mean Contracts between a Person or any of its Subsidiaries, on the one hand, and any Affiliate of such Person or a family member of such Affiliate, on the other hand.
               “Securities Authorities” shall mean the Autorité des marchés financiers, the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada, and the SEC.
               “Securities Laws” shall mean the Securities Act (Québec) and all other applicable Canadian provincial and territorial securities Laws, United States federal and state securities Laws and the rules and regulations and published policies under or relating to the foregoing securities Laws and applicable stock exchange rules and listing standards of the Toronto Stock Exchange, The New York Stock Exchange or The NASDAQ Stock Market.
               “Share Encumbrances” shall mean any (a) Lien, (b) shareholders’ agreement, voting trust, proxy, power of attorney or similar instrument, (c) right or privilege capable, without action by the issuer of the Equity Interest, of becoming a shareholders’ agreement, voting trust, proxy, power of attorney or other instrument affecting the Equity Interests and (d) restriction affecting the ability of any holder of the Equity Interests to exercise all ownership rights thereto.
               “Significant Subsidiary” shall have the meaning as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the United States Securities Exchange Act of 1934, as amended.
               “Subsidiaries” of any Person shall mean any corporation or other form of legal entity (a) an amount of the outstanding voting securities of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are not such voting securities, 50% or more of the equity interests of which) is owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or (b) with respect to which such Person or one or more of its Subsidiaries is the general partner or the managing member or has similar authority.
               “Superior Proposal” shall mean an unsolicited (by the Acting Party, any of its Subsidiaries or any of its or their Representatives), bona fide, written, fully-financed (which, for the purposes of this Agreement, shall mean the receipt of a commitment letter ready for execution from a reputable Person capable of financing the transaction, subject only to normal and customary exceptions and conditions) proposal made by any Person other than the Party that is not the Acting Party or its Subsidiaries to acquire all of the issued and outstanding Equity Interests of the Acting Party pursuant to a tender offer or a merger or to acquire all of the properties and assets of the Acting Party on terms and conditions that a majority of the members of the Board of Directors of the Acting Party reasonably determines in good faith, after consultation with a internationally recognized financial advisor and outside counsel and taking into account all of the terms and conditions of such proposal (including all legal, financial, regulatory and other aspects of such proposal and any expense reimbursement provisions, termination fees and conditions associated with such proposal), is more favorable to the Acting Party’s shareholders from a financial point of view than the transactions contemplated hereby (including, to the extent applicable, any proposal or offer by the other Party for an adjustment to the terms and conditions of this Agreement pursuant to Section 4.10(a)) and is reasonably likely to be consummated on the terms proposed.
               “Taxes” shall mean supranational, national, state, provincial, municipal, local or foreign taxes, charges, fees, levies, or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipts, single business, unincorporated business, value added, capital stock, production, business and occupation, disability, FICA, employment, payroll, license, estimated, stamp, custom duties, environmental, severance or withholding taxes, or any other tax, governmental fee or other like assessment or charge of any kind whatsoever, imposed by any Governmental Entity, including any interest and penalties (civil or criminal) on or additions to any such taxes, whether disputed or not, and shall include any transferee liability in respect of taxes, any liability in respect of taxes imposed by contract, tax sharing agreement, tax indemnity agreement or any similar agreement.
               “Tax Return” shall mean a return, report, estimate, claim for refund or other information, form or statement relating to, or required to be filed or supplied in connection with, any Taxes, including, where permitted or required, combined or consolidated returns for a group of entities and including any amendment thereof, including any schedule or attachment thereto.
               “Total Shares Outstanding” shall mean the Acquiror Outstanding Amount divided by 0.60.
               “Transaction Developments” shall mean (a) any acts or omissions of Company or Acquiror (as applicable) or any of its Subsidiaries prior to the Closing Date specifically contemplated by this Agreement, (b) the execution, delivery and performance of this Agreement, (c) the announcement by Company or Acquiror of its execution and delivery of this Agreement, (d) any acts or omissions taken at the request, or with the approval, of Company or Acquiror (as applicable), (e) any loss of, or adverse change in, the relationship of Company with its customers, employees, suppliers, financing sources, shareholders, joint venture partners or similar relationships proximately caused by the negotiation, performance, pendency, potential consummation or the announcement of this Agreement or the transactions contemplated by this Agreement, (f) any failure by Company or Acquiror to meet any estimates or expectations of Company’s or Acquiror’s revenue, earnings or other financial performance or results of operations for any period ending on or after the date of this Agreement, provided that such estimates and expectations were prepared in good faith, and/or (g) a decline in the price of the Company Common Shares on the Toronto Stock Exchange; it being understood that the underlying cause of any such failure or decline referred to in clause (f) or clause (g) shall not, solely by virtue of clause (f) or clause (g), constitute a “Transaction Development”).
               “U.S. Bankruptcy Code” shall mean the Bankruptcy Reform Act of 1978, as amended.
               “U.S. Bankruptcy Court” shall mean the United States Bankruptcy Court for the Southern District of New York.
               “Voting Debt” shall mean any bonds, debentures, notes or other indebtedness of any Person having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Equity Interests of such Person may vote.

               IN WITNESS WHEREOF, the parties hereto have executed and delivered this Arrangement Agreement as of the day and year first written above.

QUAD/GRAPHICS, INC.
By:	/s/ J. Joel Quadracci
Name:	J. Joel Quadracci
Title:	Chairman, Chief Executive Officer and President

WORLD COLOR PRESS INC.
By:	/s/ Mark A. Angelson
Name:	Mark A. Angelson
Title:	Chairman and Chief Executive Officer

Exhibit B
Plan of Arrangement
PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1 Definitions
     In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, and unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):
               “Acquiror” means Quad/Graphics, Inc., a corporation organized and existing under the laws of the State of Wisconsin;
               “Acquiror Class A Common Stock” means shares of class A common stock in the capital of Acquiror;
               “Acquiror Class B Common Stock” means shares of class B common stock in the capital of Acquiror;
               “Acquiror Class C Common Stock” means shares of class C common stock in the capital of Acquiror;
               “Acquiror Dividend” means the dividend in an aggregate amount equal to the Specified Amount, payable upon completion of the Arrangement to holders of record of shares of Acquiror Class A Common Stock, Acquiror Class B Common Stock and Acquiror Class C Common Stock as of the moment in time immediately prior to the amalgamation provided for in Section 2.2(3);
               “Acquiror Sub 1” means ■, a limited liability company organized and existing under the laws of Nova Scotia, and a wholly-owned subsidiary of Acquiror;

               “Acquiror Sub 2” means ■, a limited liability company organized and existing under the laws of Nova Scotia, and a wholly-owned subsidiary of Acquiror Sub 1;
               “Acquiror Sub 3” means ■, a corporation organized and existing under the laws of Canada, and a wholly-owned subsidiary of Acquiror Sub 2;
               “affiliate” has the meaning ascribed thereto in National Instrument 45-106 of the Canadian Securities Administrators;
               “Amalco” means the corporation to be formed upon the amalgamation of Acquiror Sub 3 and Company, as provided for in this Plan of Arrangement;
               “Amalco Common Shares” has the meaning ascribed thereto in Section 2.3;
               “Amalco Convertible Preferred Share Redemption Price” means $8.00 together with an amount equal to the sum of (i) all accrued and unpaid cash dividends (including accrued and unpaid cash dividends calculated on the amount of unpaid cash dividends) on such shares plus (ii) all accrued and unpaid cash dividends (including accrued and unpaid cash dividends calculated on the amount of unpaid cash dividends) in respect of the Company Preferred Shares, in each case up to but excluding the Effective Date;
               “Amalco Convertible Preferred Shares” has the meaning ascribed thereto in Section 2.3;
               “Amalco Note” means a promissory note of Amalco in the principal amount equal to the fair market value of the total number of Amalco Redeemable Preferred Shares, which shall be convertible at the option of the holder into the same number of Amalco Common Shares;
               “Amalco Redeemable Preferred Shares” has the meaning ascribed thereto in Section 2.3;
               “Amalco Third Party Debt” means all the debt of Company (including the principal amounts and accrued and unpaid interest thereof) outstanding immediately prior to the Effective Time under the Revolving Credit Agreement and the Term Facility Agreement, which will be assumed by Amalco in full upon consummation of the amalgamation provided for in Section 2.2(3);
               “Amalco U.S. Sub” means World Color (USA) Corp., a corporation organized and existing under the laws of Delaware, which will become a wholly-owned subsidiary of Amalco upon consummation of the amalgamation provided for in Section 2.2(3);

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               “Amalco U.S. Sub Third Party Debt” means the 10% senior guaranteed notes due July 15, 2013, issued by Amalco U.S. Sub under the Senior Notes Indenture;
               “Arrangement” means the proposed arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Company and Acquiror, each acting reasonably;
               “Arrangement Agreement” means the arrangement agreement dated as of January 25, 2010 between Acquiror and Company, including all schedules and exhibits, as same may be amended, supplemented or restated in accordance with its terms providing for, among other things, the Arrangement;
               “Arrangement Resolution” means the special resolution of the Company Shareholders and the Company Preferred Shareholders approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form and content of Exhibit A attached to the Arrangement Agreement;
               “Articles of Arrangement” means the articles of arrangement of Company in respect of the Arrangement, to be sent to the Director pursuant to the CBCA after the Final Order is made;
               “business day” means any day which banks are not required or authorized to close in the State of New York or the Province of Québec;
               “CBCA” means the Canada Business Corporations Act;
               “Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;
               “Charter Documents” means the articles and by-laws and similar constating documents of Company;
               “Code” means the United States Internal Revenue Code of 1986;
               “Company” means World Color Press Inc., a corporation organized and existing under the laws of Canada;
               “Company Circular” means the notice of the Company Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, to be sent to, among others, the Company Shareholders, the Company Preferred Shareholders and the Company Warrantholders, in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

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               “Company Common Shares” means the common shares in the capital of Company;
               “Company DSU Plan” means the Company’s amended and restated deferred share unit plan dated September 7, 2009;
               “Company DSUs” means the deferred share units issued under the Company DSU Plan;
               “Company Indenture” means the Series I and Series II Warrant Indenture dated as of July 21, 2009 between Company and Computershare Trust Company of Canada, as Warrant Agent;
               “Company Meeting” means the special meeting of Company Shareholders and Company Preferred Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;
               “Company Preferred Shareholders” means the registered holders of Company Preferred Shares;
               “Company Preferred Shares” means the class A convertible preferred shares in the capital of Company;
               “Company Rights Agreement” means the Shareholder Rights Plan Agreement dated as of August 20, 2009 between Company and Computershare Investor Services Inc., and any other similar agreement entered into by Company prior to the Effective Date;
               “Company RSU Plan” means the Company’s restricted share unit plan dated September 7, 2009;
               “Company RSUs” means the restricted share units issued under the Company RSU Plan;
               “Company Shareholders” means the registered holders of Company Common Shares;
               “Company Warrantholders” means the registered holders of Company Warrants;
               “Company Warrants” means, collectively, the Series I Warrants and the Series II Warrants created under the Company Indenture;
               “Court” means the Superior Court of Québec, Commercial Division;
               “Depository” means Computershare Trust Company of Canada;

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               “Director” means the Director appointed pursuant to Section 260 of the CBCA;
               “Dissent Deadline” has the meaning ascribed thereto in Section 3.1(1);
               “Dissent Rights” has the meaning ascribed thereto in Section 3.1(1);
               “Dissenting Shareholder” means a registered holder of Company Common Shares, other than Escrowed Shares, who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately determined to be entitled to be paid the fair value of its Company Common Shares, but only in respect of the Company Common Shares in respect of which Dissent Rights are validly exercised by such registered holder;
               “Effective Date” means the date shown on the Certificate of Arrangement;
               “Effective Time” means 1:01 a.m. in Montreal, Canada on the Effective Date, or such other time as may be agreed to in writing by Company and Acquiror prior to the Effective Date;
               “Encumbrance” means any (i) Lien, (ii) shareholders’ agreement, voting trust, proxy, power of attorney or similar instrument, (iii) right or privilege capable, without action by the issuer of an Equity Interest, of becoming a shareholders’ agreement, voting trust, proxy, power of attorney or other instrument affecting such Equity Interest and (iv) restriction affecting the ability of any holder of an Equity Interest to exercise all ownership rights thereto;
               “Equity Interests” means (i) any partnership interests, (ii) any membership interests or units, (iii) any shares of capital stock, (iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity, (v) any subscriptions, calls, warrants, options, or commitments of any kind or character relating to, or entitling any person to purchase or otherwise acquire membership interests or units, capital stock, or any other equity securities, (vi) any securities convertible into or exercisable or exchangeable for partnership interests, membership interests or units, capital stock, or any other equity securities, (vii) any other interest classified as an equity security of a person, or (viii) any restricted share unit, deferred share unit or similar right which is valued on the basis of an equity security of a person;
               “Equity Payment Amounts” has the meaning ascribed thereto in the Arrangement Agreement;
               “Escrow Agent” means Computershare Trust Company of Canada, in its capacity as escrow agent under the Escrow Agreement;

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               “Escrow Agreement” means the escrow agreement dated as of July 21, 2009 between Company and Escrow Agent with respect to certain securities of Company, including the Escrowed Shares;
               “Escrowed Shares” means the Company Common Shares held by the Escrow Agent as of the Dissent Deadline pursuant to the terms of the Escrow Agreement;
               “Final Order” means the final order of the Court in a form reasonably acceptable to Company and Acquiror, approving the Arrangement, as such order may be amended by the Court (with the consent of both Company and Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is reasonably acceptable to both Company and Acquiror);
               “Governmental Entity” means any supranational, national, provincial, state, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, judicial, administrative, taxing, importing or other governmental or quasi-governmental authority;
               “Interim Order” means the interim order of the Court in a form reasonably acceptable to Company and Acquiror, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of Company and Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed;
               “Law” means any supranational, national, provincial, state or local statute, law (including common law), ordinance, rule or regulation;
               “Letter of Transmittal” means a letter of transmittal to be forwarded or made available by Company to Company Shareholders and Company Preferred Shareholders in a form acceptable to Acquiror, acting reasonably, for use by such Company Shareholders and Company Preferred Shareholders in connection with the Arrangement as contemplated herein;
               “Liens” means mortgages, liens (statutory or otherwise), security interests, easements, encroachments, rights-of-way, rights of refusal or encumbrances of any nature whatsoever;
               “Notice of Dissent” means a written notice provided by a registered holder of Company Common Shares (other than Escrowed Shares) to Company setting forth such Company Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights;
               “Party” or “Parties” means Acquiror, Acquiror Sub 1, Acquiror Sub 2, Acquiror Sub 3 and/or Company, as the case may be;

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               “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a Governmental Entity;
               “Plan of Arrangement” means this Plan of Arrangement, and any amendments or variations thereto made in accordance with Section 6.3 of the Arrangement Agreement or Section 5.2 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Company and Acquiror, each acting reasonably; and references to “Article” or “Section” mean the specified Article or Section of this Plan of Arrangement or the Arrangement Agreement as the context requires;
               “Plan of Reorganization” means the plan of compromise and reorganization under both the Companies’ Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code, approved by the creditors of Company on June 22, 2009 and sanctioned by the Court on June 30, 2009, and confirmed by the U.S. Bankruptcy Court on July 2, 2009;
               “Residual Cash Amount” means $93,000,000, less the Equity Payment Amounts;
               “Revolving Credit Agreement” has the meaning ascribed thereto in the Arrangement Agreement;
               “Senior Notes Indenture” has the meaning ascribed thereto in the Arrangement Agreement;
               “Share Exchange Ratio” has the meaning ascribed thereto in the Arrangement Agreement;
               “Specified Amount” means (i) $140,000,000 less (ii) the aggregate amount of all distributions (other than tax distributions permitted by the Arrangement Agreement) that are declared by Acquiror after January 23, 2010 and before the Effective Date with respect to the Acquiror Class A Common Stock, Acquiror Class B Common Stock and Acquiror Class C Common Stock;
               “subsidiary” of any person shall mean any corporation or other form of legal entity (i) an amount of the outstanding voting securities of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are not such voting securities, 50% or more of the equity interests of which) is owned or controlled, directly or indirectly, by such person or by one or more of its subsidiaries or (ii) with respect to which such person or one or more of its subsidiaries is the general partner or the managing member or has similar authority;
               “Tax Act” means the Income Tax Act (Canada);

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               “Term Facility Agreement” has the meaning ascribed thereto in the Arrangement Agreement;
               “TSX” means the Toronto Stock Exchange; and
               “Warrant Agent” means Computershare Trust Company of Canada.
1.2 Number and Gender
     In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.
1.3 Interpretation Not Affected by Headings, etc.
     The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement.
1.4 Time
     Time is of the essence in this Plan of Arrangement. All times expressed herein or in any Letter of Transmittal are local time (Montreal, Canada) unless otherwise stipulated herein or therein.
1.5 Currency
     Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in, and all payments provided for herein shall be made in United States dollars.
1.6 Statutory References
     Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.
ARTICLE 2
THE ARRANGEMENT
2.1 Effectiveness
     This Plan of Arrangement is made pursuant to, and is subject to the provisions of and forms part of, the Arrangement Agreement. Subject to the terms of the Arrangement Agreement, this Plan of Arrangement will become effective at the Effective Time and

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will be binding from and after the Effective Time on: (i) Company; (ii) Acquiror; (iii) Amalco; (iv) Acquiror Sub 1; (v) Acquiror Sub 2; (vi) Acquiror Sub 3; (vii) all registered holders and all beneficial owners of Company Common Shares, Company Preferred Shares and Company Warrants; (viii) all registered holders and all beneficial owners of Company RSUs and Company DSUs; (ix) all holders of Rights under the Company Rights Agreement; (x) the registrar and transfer agent in respect of the Company Common Shares and the Company Preferred Shares; (xi) the Warrant Agent under the Company Indenture; (xii) the rights agent under the Company Rights Agreement; (xiii) the Escrow Agent; (xiv) beneficial owners of, or parties with a contingent right to receive, Escrowed Shares; and (xv) the Depository.
2.2 The Arrangement
     Commencing at the Effective Time, the following shall occur, and be deemed to occur, in the following order, with each step occurring immediately following the preceding step, without further act or formality:
(1)	notwithstanding the terms of the Company Rights Agreement, the Company Rights Agreement shall be terminated and all rights issued pursuant to the Company Rights Agreement shall be cancelled without any payment in respect thereof;

(2)	each Company Common Share in respect of which Dissent Rights have been validly exercised shall be repurchased and cancelled by Company, without any further act or formality on its part, in consideration for a debt claim against Company in an amount determined and payable in accordance with Article 3, and the name of such holder shall be removed from the register of Company Shareholders (in respect of the Company Common Shares for which Dissent Rights have been validly exercised);

(3)	Acquiror Sub 3 and Company shall amalgamate to form Amalco, as more fully described in Section 2.3;

(4)	Acquiror shall issue shares of Acquiror Class A Common Stock to Acquiror Sub 1, in a number equal to the Share Exchange Ratio multiplied by the total number of Amalco Redeemable Preferred Shares, in exchange for the issuance to Acquiror of common shares of Acquiror Sub 1 with a fair market value equal to the fair market value of such shares of Acquiror Class A Common Stock;

(5)	Acquiror Sub 1 shall transfer its shares of Acquiror Class A Common Stock acquired pursuant to clause (4) to Acquiror Sub 2 in exchange for the issuance to Acquiror Sub 1 of common shares of Acquiror Sub 2 with a fair market value equal to the fair market value of such shares of Acquiror Class A Common Stock;

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(6)	each Amalco Redeemable Preferred Share shall be acquired by Acquiror Sub 2 from former holders of Company Common Shares in exchange for (i) the number of shares of Acquiror Class A Common Stock equal to the Share Exchange Ratio and (ii) a cash payment equal to the quotient obtained by dividing the Residual Cash Amount by the total number of Amalco Redeemable Preferred Shares;

(7)	Amalco shall repay the Amalco Third Party Debt in full and Amalco U.S. Sub shall repay the Amalco U.S. Sub Third Party Debt in full;

(8)	the Acquiror Dividend shall be declared;

(9)	notwithstanding the terms of the Company Indenture, Amalco shall purchase for cancellation each unexercised Company Warrant without any act or formality on its part in exchange for the applicable cash payment, if any, as required by the Company Indenture, calculated as of the Effective Date, for each Company Warrant;

(10)	each outstanding Amalco Convertible Preferred Share shall be redeemed by Amalco without any act or formality on its part in exchange for a cash payment equal to the Amalco Convertible Preferred Share Redemption Price for each Amalco Convertible Preferred Share;

(11)	except as provided in Section 1.2 of the Arrangement Agreement, the Company RSUs and Company DSUs granted and outstanding immediately prior to the Effective Time, without any further action on behalf of the holder thereof shall be disposed of and surrendered by the holders thereof to Amalco without any act or formality on its or their part in exchange for cash payments by Amalco calculated in accordance with the Company RSU Plan or the Company DSU Plan, as applicable;

(12)	all of the Company RSUs and Company DSUs issued and outstanding immediately prior to the Effective Time shall thereafter immediately be cancelled and the Company RSU Plan and the Company DSU Plan shall be terminated;

(13)	the Amalco Redeemable Preferred Shares held by Acquiror Sub 2 shall be immediately redeemed by Amalco, without any act or formality on the part of Acquiror Sub 2 or Amalco, in exchange for the issuance of the Amalco Note to Acquiror Sub 2;

(14)	the Amalco Note shall be immediately converted by Acquiror Sub 2 into Amalco Common Shares; and

(15)	Amalco shall sell all of the shares of Amalco U.S. Sub and World Color Iceland ehf to Acquiror in exchange for a cash payment to be agreed between Amalco and Acquiror.

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2.3 Amalgamation of Acquiror Sub 3 and Company
     Pursuant to Section 2.2(3), Acquiror Sub 3 and Company shall amalgamate and continue as Amalco under the CBCA, with the effect described below unless and until otherwise determined in the manner required by Law or this Plan of Arrangement, and the following shall apply:
Name. The name of Amalco shall be World Color Press Inc.
Registered Office. The registered office of Amalco shall be 999 Boulevard de Maisonneuve West, Suite 1100, Montreal, Québec, H3A 3L4.
Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise.
Authorized Share Capital. Amalco shall be authorized to issue an unlimited number of common shares designated as “Common Shares” (“Amalco Common Shares”), an unlimited number of convertible preferred shares designated as “Class A Preferred Shares” (“Amalco Convertible Preferred Shares”) and an unlimited number of convertible redeemable preferred shares designated as “Class B Preferred Shares” (“Amalco Redeemable Preferred Shares”).
Shares. Each common share of Acquiror Sub 3 shall be converted into one Amalco Common Share. Each Company Common Share shall be converted into one Amalco Redeemable Preferred Share. Each Company Preferred Share shall be converted into one Amalco Convertible Preferred Share.
Terms of Shares. The Amalco Common Shares shall have the same terms as the Company Common Shares. The Amalco Convertible Preferred Shares shall have the same terms as the Company Preferred Shares except that (i) they shall be convertible into Amalco Common Shares instead of Company Common Shares and (ii) they shall be immediately redeemable without prior notice or formality at any time and from time to time by Amalco. The Amalco Redeemable Preferred Shares shall have the terms set forth in Schedule A attached hereto.
Number of Directors. The number of directors of Amalco shall not be less than 1 and not more than 3, and otherwise as the shareholders of Amalco may from time to time determine by special resolution or, if empowered to do so by special resolution, as the directors of Amalco may from time to time determine.
Initial Directors. The initial directors of Amalco shall be identified by Acquiror prior to the Effective Time.
By-laws. The by-laws of Amalco shall be the same as the by-laws of Acquiror Sub 3.
Stated Capital. The aggregate of the stated capital of the issued and outstanding shares of Amalco shall be equal to the aggregate of the stated capital of the issued and

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outstanding shares of Acquiror Sub 3 and Company immediately prior to their amalgamation. For greater certainty, (i) the stated capital of the Amalco Common Shares shall be equal to the stated capital of the common shares of Acquiror Sub 3, (ii) the stated capital of the Amalco Convertible Preferred Shares shall be equal to the stated capital of the Company Preferred Shares and (iii) the stated capital of the Amalco Redeemable Preferred Shares shall be equal to the stated capital of the Company Common Shares.
Effect of Amalgamation. On the Effective Date and at the time specified in Section 2.2(3): (i) the amalgamation of Company and Acquiror Sub 3 and their continuance as Amalco shall become effective; (ii) the property of each of Company and Acquiror Sub 3 shall continue to be the property of Amalco; (iii) Amalco shall continue to be liable for the obligations of Company and Acquiror Sub 3; (iv) all existing causes of action, claims or liabilities to prosecution with respect to Company and Acquiror Sub 3 shall be unaffected; (v) all civil, criminal or administrative actions or proceedings pending by or against Company or Acquiror Sub 3 may be continued to be prosecuted by or against Amalco; (vi) all convictions against, or rulings, orders or judgments in favour or against, Company or Acquiror Sub 3 may be enforced by or against Amalco; and (vii) the Articles of Arrangement shall be deemed to be the articles of incorporation of Amalco and the Certificate of Arrangement shall be deemed to be the certificate of incorporation of Amalco.
2.4 Letter of Transmittal
     At the time of mailing the Company Circular or as soon as practicable thereafter, Company shall forward to each Company Shareholder, Company Preferred Shareholder, Company Warrantholder and each holder of Company RSUs and Company DSUs at the address of such holder as it appears on the registers maintained by or on behalf of Company in respect of such holders, (i) a Letter of Transmittal in the case of Company Shareholders and Company Preferred Shareholders and (ii) instructions for obtaining delivery of the Company’s payment obligations pursuant to Section 2.2(9) and Section 2.2(11) in the case of Company Warrantholders and the holders of Company RSUs and Company DSUs.
2.5 Delivery of Shares of Acquiror Class A Common Stock and Other Payments
(1)	After the Effective Date, each former Company Shareholder (other than Dissenting Shareholders) shall be entitled to receive, and the Depositary shall deliver to such holder on receipt by the Depositary of a Letter of Transmittal duly completed and executed in the manner described therein and accompanied by the certificates evidencing the Amalco Redeemable Preferred Shares held by such holder (which may be evidenced by certificates evidencing the Company Common Shares previously held by such holder), (i) a certificate representing the number of shares of Acquiror Class A Common Stock such holder has the right to receive

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pursuant to this Plan of Arrangement, and (ii) a cash payment in accordance with Section 2.2(6).
(2)	Prior to the Effective Date, Acquiror shall deposit, on behalf of Amalco, the money required for the payment of the obligations to (i) holders of Amalco Redeemable Preferred Shares pursuant to Section 2.2(6), (ii) Company Warrantholders pursuant to Section 2.2(9), (iii) holders of Amalco Convertible Preferred Shares pursuant to Section 2.2(10), and (iv) holders of Company RSUs and Company DSUs pursuant to Section 2.2(11), for the benefit of and in trust for such holders in special accounts with the Depositary to be paid to or to the order of the respective former holders without interest. Such payment to or to the order of the aforesaid former holders of Amalco Redeemable Preferred Shares and Amalco Convertible Preferred Shares shall be made on presentation to the Depositary of the certificates representing the Company Common Shares (in the case of Amalco Redeemable Preferred Shares) and Company Preferred Shares (in the case of the Amalco Convertible Preferred Shares) and such other documents and instruments, if any, as Amalco and/or the Depositary may reasonably require. All such money shall be cash, denominated in United States dollars in same day funds. Such money shall not be used for any purpose except as provided in this Plan of Arrangement. As soon as practicable after the Effective Time, the Depositary shall deliver on behalf of Amalco to each holder of Amalco Redeemable Preferred Shares, Company Warrantholder, holder of Amalco Convertible Preferred Shares, holder of Company RSUs and holder of Company DSUs, as reflected on the books and records of the Company, a cheque (or, if required by applicable laws, a wire transfer) for the amount of cash such holder is entitled to receive under the Arrangement in accordance with Section 2.2(6), Section 2.2(9), Section 2.2(10) or Section 2.2(11), as applicable. Thereafter, Amalco shall be fully discharged from its cash payment obligations to former holders of Amalco Redeemable Preferred Shares, Company Warrants, Amalco Convertible Preferred Shares, Company RSUs and Company DSUs in Section 2.2(6), Section 2.2(9), Section 2.2(10) and Section 2.2(11), respectively, and the rights of such holders shall be limited to receiving, without interest, from the Depositary their proportionate portion of the money so deposited. Any interest on such deposit shall belong to Acquiror.
2.6 Expiration of Rights
     Any certificate or certificates which immediately prior to the Effective Time represented Company Common Shares that were exchanged pursuant to this Plan of Arrangement for Amalco Redeemable Preferred Shares upon the amalgamation of Company and Acquiror Sub 3 which in turn were exchanged for shares of Acquiror Class A Common Stock in accordance with Section 2.2(3) but which have not been surrendered, together with a Letter of Transmittal, to the Depositary on or prior to the

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third anniversary of the Effective Date shall, subject to applicable law, cease to represent a claim or interest of any kind or nature as a securityholder of Company or Acquiror. On such date, the shares of Acquiror Class A Common Stock to which the former holder of the certificate or certificates referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Acquiror, together with all entitlements to dividends, distributions and interest thereon held for such former holder. Any amounts deposited with the Depositary for the monies payable to (i) holders of Amalco Redeemable Preferred Shares pursuant to Section 2.2(6), (ii) Company Warrantholders pursuant to Section 2.2(9), (iii) holders of Amalco Convertible Preferred Shares pursuant to Section 2.2(10), or (iv) holders of Company RSUs and Company DSUs pursuant to Section 2.2(11), which remain unclaimed on the date which is three years from the Effective Date shall be forfeited to Acquiror and paid to or as directed by Acquiror and the former holders of Amalco Redeemable Preferred Shares, Company Warrantholders, holders of Amalco Convertible Preferred Shares or holders of Company RSUs and Company DSUs, as applicable, shall thereafter have no right to receive their entitlement to payments pursuant to Section 2.2(6), Section 2.2(9), Section 2.2(10) or
Section 2.2(11), as applicable.
2.7 No Fractional Shares
     No fractional shares of Acquiror Class A Common Stock will be issued pursuant to this Plan of Arrangement. A fractional interest in a share of Acquiror Class A Common Stock shall be satisfied by a cash payment (without interest) determined by multiplying such fraction by an amount equal to (i) the average of the daily high and low sales prices per share of Company Common Shares on the TSX on the last trading day immediately preceding the Effective Date divided by (ii) the Share Exchange Ratio.
2.8 Transfers Free and Clear
     Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances.
ARTICLE 3
RIGHTS OF DISSENT
3.1 Dissent Rights
(1)	Each Company Shareholder may exercise rights of dissent with respect to its Company Common Shares, other than Escrowed Shares, pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Section 3.1 (the “Dissent Rights”); provided that notwithstanding (i) Section 190(5) of the CBCA, a Notice of Dissent is received by Company by no later than 5:00 p.m. (Montreal Time) on the business day that is two business days prior to the date of the Company Meeting, or, if the Company Meeting is adjourned or postponed, 5:00 p.m.

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(Montreal Time) on the business day that is two business days preceding the date of such adjourned or postponed Company Meeting (the “Dissent Deadline”).

(2)	Company Shareholders who duly and validly exercise their Dissent Rights shall be deemed to have transferred their Company Common Shares, without any further act or formality on their part, free and clear of all Encumbrances, in accordance with Section 2.2, and such Company Shareholders who: (i) are ultimately determined to be entitled to be paid fair value for their Company Common Shares shall be entitled to a payment of cash equal to such fair value, and will not be entitled to any other payment or consideration, including shares of Acquiror Class A Common Stock had such Company Shareholders not exercised their Dissent Rights; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Common Shares shall have participated and shall be deemed to have participated in the Arrangement, as at the Effective Time, on the same basis as a non-dissenting holder of Company Common Shares in accordance with Section 2.2.

(3)	In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company RSUs and Company DSUs, (ii) Company Preferred Shareholders, (iii) Company Warrantholders, (iv) the Escrow Agent or any beneficial holders of Escrowed Shares and (v) Company Shareholders who vote in favour of the Arrangement Resolution.

(4)	In no case shall Company, Acquiror, Amalco, the Depository, the registrar and transfer agent in respect of the Company Common Shares or any other person be required to recognize a Dissenting Shareholder as a holder of Company Common Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the register of Company Shareholders as at the Effective Time as provided in Article 2.
ARTICLE 4
CERTIFICATES
4.1 Certificates
     From and after the Effective Time, until surrendered as contemplated by Section 2.5, each certificate formerly representing Company Common Shares shall represent and be deemed, at all times after the Effective Time, to represent only the right to receive upon such surrender (i) the applicable shares of Acquiror Class A Common Stock and (ii) a cash payment in accordance with Section 2.2(6). From and after the Effective Time, each Company Preferred Share, Company Warrant, Company RSU or Company DSU and any evidence thereof shall be deemed, at all times after the Effective

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Time, to represent only the right to receive the applicable payments specified in this Plan of Arrangement.
4.2 Lost Certificates
     In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that was sold and transferred in accordance with Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depository will (i) issue and deliver to such person the shares of Acquiror Class A Common Stock that such person would have been entitled to had such share certificate not been lost, stolen or destroyed and (ii) pay such person the cash that such person would have been entitled to had such share certificate not been lost, stolen or destroyed. When authorizing such issuance and delivery of shares of Acquiror Class A Common Stock and payment of cash in exchange for any lost, stolen or destroyed certificate, the person to whom share certificates are to be issued and delivered and cash is to be paid shall, at the sole discretion of Acquiror, give a bond satisfactory to Acquiror in such sum as Acquiror may direct or otherwise indemnify the Depository and Acquiror in a manner satisfactory to each of them against any claim that may be made against the Depository or Acquiror with respect to the certificate alleged to have been lost, stolen or destroyed.
ARTICLE 5
GENERAL
5.1 Paramountcy
     From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all Company Common Shares, Company Preferred Shares, Company Warrants, Company RSUs and Company DSUs issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Company Common Shares, Company Preferred Shares, Company Warrants, Company RSUs and Company DSUs, any trustee or transfer agent therefor in relation thereto, Company, Acquiror, Acquiror Sub 1, Acquiror Sub 2, Acquiror Sub 3, Amalco, the Escrow Agent, the Depository, and the Rights Agent under the Company Rights Agreement, shall be solely as provided for in this Plan of Arrangement, (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Common Shares, Company Preferred Shares, Company Warrants, Company RSUs and Company DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein, and (iv) this Plan of Arrangement shall take precedence and priority over the Court’s orders in respect of the Plan of Reorganization and all other orders of the Court with respect to Company, the Company Common Shares, the Company Preferred Shares, the Company Warrants, the Company RSUs or the Company DSUs.

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5.2 Amendment
(1)	Subject to Sections 5.2(2) and (4), Company and Acquiror reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Final Order hearing, provided that any such amendment, modification and/or supplement must be contained in a written document which is (i) agreed to in writing by Company and Acquiror, (ii) filed with the Court and approved by the Court subject to such conditions as the Court may impose, and (iii) if so required by the Court, communicated to Company Shareholders if and in the manner as required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Company at any time prior to or at the Company Meeting (provided that Acquiror shall have consented thereto in writing), with or without any prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification and/or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is agreed to by each of Company and Acquiror (in each case acting reasonably); (ii) it is filed with the Court (other than amendments contemplated in Section 5.2(4), which shall not require such filing), and (iii) if required by the Court, it is consented to by holders of the Company Common Shares and Company Preferred Shares voting together as a single class in the manner directed by the Court.

(4)	Any amendment, modification and/or supplement to this Plan of Arrangement may be made by Acquiror unilaterally after the Effective Date without the approval of the Company Shareholders or Company provided that it concerns a matter which, in the reasonable opinion of Acquiror, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the former Company Shareholders, Company Preferred Shareholders, Company Warrantholders and holders of Company RSUs and Company DSUs.
5.3 Further Assurances
     Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be

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required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.
5.4 Withholding Rights
     Notwithstanding anything in the Arrangement Agreement or this Plan of Arrangement to the contrary, Company, Amalco, the Depository, Acquiror or one or more affiliates or subsidiaries of Acquiror (including, for greater certainty, Acquiror Sub 1, Acquiror Sub 2 and Acquiror Sub 3), as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable pursuant to the Arrangement Agreement or this Plan of Arrangement to any Company Shareholder, Company Preferred Shareholder, Company Warrantholder, holder of Company RSUs or Company DSUs, holder of Amalco Convertible Preferred Shares, or holder of Amalco Redeemable Preferred Shares, as the case may be, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, the Code, or any provision of applicable local, state, provincial or foreign tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of the Arrangement Agreement and this Plan of Arrangement as having been paid to the former holder of the Company Common Shares, Company Preferred Shares, Company Warrants, Company RSUs or Company DSUs, Amalco Convertible Preferred Shares, or Amalco Redeemable Preferred Shares, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority within the time required and in accordance with applicable Laws.

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Schedule A — Terms for Amalco Redeemable Preferred Shares
(A) Dividends: To the extent permitted under the Act and before the participation rights of the holders of Common Shares but subject to the prior participation rights of the holders of Class A Preferred Shares, the holders of Class B Preferred Shares shall be entitled to receive dividends if, as and when declared by the Board, out of the assets and funds of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the Board may from time to time determine.
(B) Notice and Voting: The holders of Class B Preferred Shares shall not be entitled to receive notice of or to attend meetings of shareholders of the Corporation and shall not be entitled to vote at such meetings;
(C) Liquidation: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of property of the Corporation among shareholders for the purpose of winding-up its affairs, the holders of Class B Preferred Shares shall be entitled to receive from the property of the Corporation a sum equivalent to the aggregate Redemption Amount (as hereinafter defined) of all the Class B Preferred Shares held by them respectively before any amount shall be paid or any property of the Corporation distributed to the holders of Common Shares but after all amounts shall be paid by the Corporation to holders of Class A Preferred Shares. After payment to the holders of Class B Preferred Shares of the amount so payable to them as above provided they shall not be entitled to share in any further distribution of the property of the Corporation;
(D) Redemption: The Corporation may, subject to the requirements of the Act, upon the giving of such notice, if any, and following of such procedures as the Board may determine from time to time redeem at any time the whole or from time to time any part of the then outstanding Class B Preferred Shares, either on a pro rata basis or otherwise, on payment of an amount for each share to be redeemed equal to (i) the fair market value of that number of shares of Acquiror Class A Common Stock equal to the Share Exchange Ratio plus all declared and unpaid cash dividends thereon and (ii) the quotient obtained by dividing the Residual Cash Amount by the total number of Class B Preferred Shares on the date of redemption, the whole constituting and being hereinafter referred to as the “Redemption Amount”.
On or after the date specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class B Preferred Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Corporation or any other place designated by the Corporation in the notice of redemption of the certificates representing the Class B Preferred Shares called for redemption. In the alternative, the Corporation at its sole option may satisfy the portion of the Redemption Amount equal to the fair market value of that number of shares of Acquiror Class A Common Stock equal to the Share Exchange Ratio by delivering or arranging for Acquiror or Acquiror Sub 2 to deliver to registered holders of Class B Preferred Shares for each Class B Preferred Share to be redeemed, that number of shares of Acquiror Class A Common Stock. In addition, in the event that all of the issued and outstanding Class B Preferred Shares are held by one holder, the Corporation at its sole option may satisfy the payment of the aggregate Redemption Amount for all of the issued and outstanding Class B Preferred Shares by issuing to the holder a promissory note in the principal amount equal to such aggregate Redemption Amount, such promissory note being convertible at the option of the holder for that number of Common Shares equal to the number of issued and outstanding Class B Preferred Shares prior to their redemption. Such Class B Preferred Shares shall thereupon be redeemed. If less than all the Class B Preferred Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Class B Preferred Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption, the holders of the Class B Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.
(E) Conversion: The Corporation may, upon the giving of such notice, if any, and following of such procedures as the Board may determine from time to time convert at any time the whole or from time to time each Class B Preferred Share for a Common Share.
On or after the date specified for conversion, the Corporation shall issue to registered holders of the Class B Preferred Shares to be converted certificates representing the applicable number of Common Shares on presentation and surrender at the registered office of the Corporation of the certificates representing the Class B Preferred Shares being converted. If less than all of the Class B Preferred Shares represented by any certificate are converted, the holder shall be entitled to receive a new certificate for that number of Class B Preferred Shares represented by the original certificate which are not converted.
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“Acquiror Class A Common Stock” means shares of class A common stock in the capital of Quad/Graphics, Inc.;
“Acquiror Sub 2” means ■, a limited liability company organized and existing under the laws of Nova Scotia;
“Arrangement Agreement” means the arrangement agreement made as of January 25, 2010 between Quad/Graphics, Inc. and World Color Press Inc.;
“Equity Payment Amounts” has the meaning ascribed thereto in the Arrangement Agreement.
“Residual Cash Amount” means $93,000,000, less the Equity Payment Amounts;
“Share Exchange Ratio” has the meaning ascribed thereto in the Arrangement Agreement.

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